Form 10-K405, Exhibit 13
WISCONSIN GAS CO
filed 1995-03-14
CIK 107819

                                                EXHIBIT 13
                         GENERAL OVERVIEW

     WICOR has two significant business segments: gas distribution and manufacturing. Gas distribution is the primary business, as it accounted for 64% of consolidated revenues and 67% of consolidated operating income in 1994. However, the manufacturing segment has grown significantly in recent years with operating income more than doubling since 1992.
     WICOR earnings were $33.2 million in 1994, or $1.99 per share of common stock, compared with $29.3 million, or $1.82 per share in 1993, and $22.8 million, or $1.47 per share in 1992 ($14.8 million, or $0.96 per share after the cumulative effect of accounting changes).
     Gas sales volumes decreased in 1994, despite substantial customer additions, primarily as a result of warmer than normal weather, after having increased in 1993 as a result of colder weather and customer additions in 1992 and 1993. Manufacturing operations in 1994 continued to show significant improvement as a result of more favorable economic conditions, continuing strong international sales, and new product introductions.
     Net cash flows from operations for the years 1992 through 1994 totalled $144.0 million. Cash proceeds from the $92.2 million net increase in long-term debt, common stock and short-term debt, along with the net cash flows from operations provided most of the funding for $178.8 million of capital expenditures and $64.2 million of dividends for that three year period. Segment data for WICOR's operations are summarized below in millions of dollars.

Operating Revenues                          1994      1993      1992
-----------------------------             --------  --------  --------
Gas distribution                          $ 556.6   $ 574.8   $ 495.4
Manufacturing                               311.2     274.7     252.0
                                          --------  --------  --------
                                          $ 867.8   $ 849.5   $ 747.4
                                          ========  ========  ========

Depreciation and Amortization               1994      1993      1992
-----------------------------             --------  --------  --------
Gas distribution                          $  37.4   $  34.8   $  30.5
Manufacturing                                 9.7       8.9       9.7
                                          --------  --------  --------
                                          $  47.1   $  43.7   $  40.2
                                          ========  ========  ========

Operating Income                            1994      1993      1992
-----------------------------             --------  --------  --------
Gas distribution                          $  44.4   $  46.2   $  43.3
Manufacturing                                22.2      17.8      10.0
                                          --------  --------  --------
                                          $  66.6   $  64.0   $  53.3
                                          ========  ========  ========

                              Estimated              Actual
Capital Expenditures             1995       1994      1993      1992
----------------------------- ----------  --------  --------  --------
Gas distribution              $    49.7   $  44.6   $  42.3   $  62.1
Manufacturing                      20.3      10.5       9.6       9.8
                              ----------  --------  --------  --------
                              $    70.0   $  55.1   $  51.9   $  71.9
                              ==========  ========  ========  ========
/TABLE


Identifiable Assets                         1994      1993      1992
------------------------------            --------  --------  --------
Gas distribution                          $ 707.9   $ 737.2   $ 634.6
Manufacturing                               222.8     196.5     191.2
                                          --------  --------  --------
                                          $ 930.7   $ 933.7   $ 825.8
                                          ========  ========  ========


                       RESULTS OF OPERATIONS

Gas Distribution --

     Although sales margins increased in 1994, they were offset by higher levels of operating expenses, resulting in a decrease in operating income as compared with 1993. The 1994 earnings reflect a 10.1% return on weighted average utility common equity. A $10.1 million or 4.9% annual margin rate decrease, became effective on November 14, 1994. That rate order also retained the authorized return on utility common equity of 11.8%. Margins benefited in 1993 from rate increases effective in November 1992 and November 1993.
     Revenues, margins and volumes are summarized below. Margin, defined as revenues less cost of gas, is a better comparative performance indicator than revenues. Transportation service revenues are recorded at the same margin as sales with no corresponding cost of gas amount. Therefore, for a given rate class, the volume mix between sales and transportation service affects revenues but not margin. In addition, changes in cost of gas flow through to revenue under a gas adjustment clause, with no effect on margin.


(Millions of Dollars)                       1994      1993      1992
-------------------------                 --------  --------  --------
Gas sales revenue                         $ 550.0   $ 565.1   $ 485.3
Cost of gas sold                            357.5     382.0     319.4
Gas sales margin                            192.5     183.1     165.9
Gas transportation margin                     6.6       9.7      10.1
                                          --------  --------  --------
Total margin                              $ 199.1   $ 192.8   $ 176.0
                                          ========  ========  ========


(Millions of Therms)                        1994      1993      1992
-------------------------                 --------  --------  --------
Sales volumes
  Firm                                        795       823       782
  Interruptible                               282       208       174
Transport volumes                             119       174       214
                                          --------  --------  --------
Total throughput                            1,196     1,205     1,170
                                          ========  ========  ========
/TABLE

     Total gas margin increased by 3% and 10% in 1994 and 1993, respectively. The increase in 1994 was due to 1993 rate increases which were offset by the impact of lower volume sales and the 1994 rate decrease. Lower volumes in 1994 were primarily due to weather which was 5% warmer than 1993. Assuming normal weather in 1994 WICOR earnings would have been approximately $0.26 per share higher. The increase in 1993 gas margins was due primarily to rate increases in 1993 and 1992 and to increased sales volumes. Weather in 1993 which was 1% colder than 1992 and a 3% increase in residential customers helped to increase the 1993 sales volumes. In 1994 and 1993 a number of industrial customers switched between interruptible sales and transportation services. There is no impact on margins from the switching activity.
     Operation and maintenance expenses increased by $6.1 million or 6% in 1994. The increase was in large measure due to increases in uncollectible receivables expense ($2.8 million) and amortization of business system software costs ($1.6 million). These increases in expenses are being recovered in rates on an annual basis under the November 1993 rate order. Included in 1994 operations expense is a one-time charge of $2.7 million relating to the election by 131 employees of an early retirement option. Savings in 1994 from these retirements have been realized and have offset this charge. Operation and maintenance expenses increased by $10.9 million or 11% in 1993. The increase was primarily due to higher costs for employee benefits, business systems software amortization, conservation programs, and uncollectible receivables. These additional costs are being recovered as a result of the 1992 and 1993 rate orders.

Manufacturing Operations  --

     Manufacturing operating income in 1994 was $22.2 million compared with $17.8 million in 1993 and $10.0 million in 1992. The improvements were primarily the result of increased sales. Sales in 1994 were $311.2 million, an increase of 13% over 1993. International sales improved by 21% and domestic sales also contributed to the increase. Significant sales improvements were noted in the water systems, pool and spa, recreational vehicle, marine, and industrial markets.
     Sales in 1993 were $274.7 million, an increase of 9% over 1992 sales of $252.0 million. Improvements were noted in sales of water systems, drainers and environmental pumps as well as pumps for the food service, marine, water purification and industrial markets. The improved economy and favorable weather conditions also were significant factors contributing to the increase.
     International and export sales represented 37% of manufacturing sales in 1994 and 34% in both 1993 and 1992. The increase in 1994 is primarily related to sales growth that occurred in the Company's Australian and European markets.
     Operating expenses increased in 1994 by 11% over 1993 primarily as a result of increased sales. As a percentage of sales, however, 1994 operating expenses declined slightly from 1993. Operating expenses decreased by 2% in 1993, despite the 9% increase in sales. Much of the 1993 savings was generated through administrative personnel reductions in 1992 and 1993.

          Bar chart of WICOR Operating Income by segment
                       (millions of dollars)

                           1990    1991   1992    1993   1994
                          ------  ------ ------  ------ ------
Gas distribution          $ 34.9  $ 39.5 $ 43.3  $ 46.2 $ 44.4
Maunufacturing               9.7    11.7   10.0    17.8   22.2
                          ------  ------ ------  ------ ------
                          $ 44.6  $ 51.2 $ 53.3  $ 64.0 $ 66.6
                          ======  ====== ======  ====== ======
/TABLE

Interest Expense, Other Income and Expenses and Income Taxes  --

     The 1994 decrease in interest expense as compared to 1993 was due primarily to a September 1993 long-term debt refinancing and to reduced levels of short-term borrowings. Both interest income and interest expense declined in 1993 as a result of lower interest rates.
     Income tax expense decreased in 1994 despite the increase in pre-tax book income. The effective income tax rate was reduced in 1994 primarily as a result of utilizing foreign tax incentives and the settlement of disputed tax matters. Income tax expense increased in 1993 primarily as a result of higher pre-tax book income and a 1% increase in the federal tax rate to 35% effective January 1, 1993.

Accounting Changes  --

  The cumulative effect of accounting changes related to the recording of income taxes and postretirement benefits totaled $8.0 million in 1992. The impact of adopting these two accounting changes, effective January 1, 1992, is discussed in Notes 3 and 9.

Effects of Changing Prices  --

     It is management's view that changes in the rate of inflation have not had a significant effect on WICOR's income over the past three years. Inflationary increases have been recovered through price increases or productivity improvements.
     In November 1994, Wisconsin Gas received approval from the Public Service Commission of Wisconsin (PSCW) to use an alternative method of ratemaking that includes a three year margin rate cap. After reviewing the impact of the margin rate cap and other factors, management believes that productivity improvements are likely to offset the impact of inflationary cost increases. This alternative method is discussed on page 22 under "Regulatory Matters."

        Bar chart of WICOR Return on Average Common Equity before cumulative effects of accounting changes

                           1990    1991   1992    1993   1994
                          ------  ------ ------  ------ ------
     Percent                6.8%    9.5%   9.2%   11.2%  11.6%


                  LIQUIDITY AND CAPITAL RESOURCES

     Over the last three years, the Company has generated sufficient cash flows from operations to cover operating expenses, dividends, and a portion of investment activities. Cash flow from operations increased to $103.6 million in 1994, compared with $3.4 million in 1993 and $37.0 million in 1992. The comparative increase and decrease in cash flow in 1994 and 1993, respectively, are primarily due to funds used by Wisconsin Gas to purchase its initial inventory of gas held in storage. As discussed under regulatory matters, one of the impacts of Federal Energy Regulatory Commission (FERC) Order No. 636 is that utilities such as Wisconsin Gas must assume the responsibility for purchasing gas supplies and maintaining gas in storage. Previously, the pipelines performed those functions.

Investment Activities  --

     Capital expenditures increased by $3.1 million in 1994 after decreasing by $20.0 million in 1993 and increasing by $26.8 million in 1992. Utility expenditures returned to more normal levels in 1994 and 1993 following completion of a major expansion project in 1992. Both utility capital expenditures and manufacturing capital expenditures are expected to increase in 1995, and most likely will be funded from operations.

     In July 1993, WICOR merged with Shurflo by exchanging approximately $27 million of WICOR stock for the outstanding common stock of Shurflo. See Note 2 for a further discussion of this transaction. The Company, either directly or through its subsidiaries, has invested $0.1 million, $2.1 million, and $9.8 million in 1994, 1993, and 1992, respectively, in other acquisition activity.
     In January 1995, WICOR sold its interest in Filtron Technology Corp., a manufacturer of filtration products for approximately $5 million.
     In January 1992, the PSCW issued an order prescribing an equity-based formula for determining the limitation on non-utility investments. As of December 31, 1994, WICOR would be permitted to invest an additional $78.7 million in nonutility investments under this order. Nonutility subsidiaries can also borrow additional amounts for acquisitions within certain PSCW guidelines (See Note 6).

                  Bar chart of Annual Degree Days
                   % warmer than 20-year average

                           1990    1991   1992    1993   1994
                          ------  ------ ------  ------ ------
% warmer                   16.0%   10.8%   6.4%    4.1%   9.0%


Financing Activities  --

     The Company does not anticipate the need to issue any long-term debt in 1995, but it may, in 1996, refinance $50.0 million of notes issued by Wisconsin Gas that are due in 1997. During 1993, Wisconsin Gas issued $45 million of 6.6% Notes due in 2013, the proceeds of which were used to refinance $45 million of first mortgage bonds which had higher interest rates. There were no issues of long-term debt in 1992. The Company's debt portion of capitalization decreased to 36% in 1994 as compared to 38% in 1993 and 40% in 1992. The utility's embedded cost of long-term debt was 8.1%, 8.9%, and 9.2% at December 31, 1994, 1993, and 1992, respectively.
     WICOR raised its dividend by 3% in 1994, 1993, and 1992. The current annual dividend rate is $1.60 per share. At December 31, 1994 the Company had $57.4 million of unrestricted retained earnings available for dividend payments to shareholders.
     In October 1992, the Company established the WICOR Plan which allows customers, shareholders, employees, Wisconsin residents and certain suppliers to purchase WICOR common stock directly and through dividend reinvestment without paying fees or service charges. During 1994 and 1993, respectively, 511,000 and 685,000 shares of common stock were issued through the WICOR Plan and through various employee benefit plans. These stock issuances provided funds to the Company of $10.6 million and $16.7 million. Beginning in 1995, it is anticipated that the share requirements for the WICOR Plan will be met through open market purchases of common stock.
     As described in Note 6, a November 1993 PSCW rate order retained certain limitations with respect to equity levels and dividend payments of Wisconsin Gas. Restrictions imposed by the PSCW are not expected to have any material effect on WICOR's ability to meet its cash obligations.


     Bar chart of Manufacturing International and Export Sales
                        millions of dollars

                           1990    1991   1992    1993   1994
                          ------  ------ ------  ------ ------
     Dollars              $ 64.9  $ 75.5 $ 85.9  $ 93.8 $114.2

/TABLE

     Wisconsin Gas' ratio of pre-tax earnings to fixed charges was 2.9 in 1994 and 1993 and 2.8 in 1992, as earnings and fixed charges remained somewhat constant.
     Access to the credit markets and the costs associated therewith can be correlated to credit quality. The utility's unsecured bond rating was increased in 1993 by Moody's Investors Service from A1 to Aa3. The rating from Standard & Poor's Corporation remained at AA-. Such ratings are not a recommendation to buy, sell or hold securities, but rather an indication of credit worthiness.
     The following is a summary of the meanings of the ratings shown above and the relative rank of the Company's rating within each agency's classification system. Moody's top four corporate bond ratings (Aaa, Aa, A and Baa) are generally considered "investment grade." Obligations which are rated "Aa" are judged to be of high quality by all standards. Together with the Aaa group they comprise what are generally known as high-grade bonds. Aa securities are rated lower than the Aaa rated bonds because margins of protection may not be as large as in Aaa securities or fluctuation of protective elements may be of greater amplitude or there may be other elements present which make the long-term risk appear somewhat larger than the Aaa securities. A numerical modifier ranks the security within the category with a "1" indicating the high end, a "2" indicating the midrange and a "3" indicating the low end of the category. Standard & Poor's top four corporate bond ratings (AAA, AA, A and BBB) are considered "investment grade." Based on Standard & Poor's rating system, debt rated "AA" has a very strong capacity to pay interest and repay principal and differs from the highest rated issues only in small degree. A plus (+) or minus (-) sign may be used after Standard & Poor's ratings to designate the relative position of a credit rating within the rating category.
     Commercial paper carrying an A-1+ rating by Standard & Poor's Corporation and P-1 by Moody's Investors Service is routinely issued by Wisconsin Gas as needed to finance seasonal working capital needs, principally customer receivables and gas in storage. Such ratings are not a recommendation to buy, sell, or hold securities, but rather an indication of credit worthiness. Moody's top three short-term debt ratings (P-1, P-2 and P-
3) are generally considered investment grade and are intended to indicate the relative repayment ability of related issuers. According to Moody's rating system, short-term debt rated "P-1" has a superior ability for repayment of senior short-term debt obligations. The utility had no short-term debt outstanding for two months in 1994.

              Bar chart of WICOR Capital Expenditures
                        millions of dollars

                           1990    1991   1992    1993   1994
                          ------  ------ ------  ------ ------
Gas distribution          $ 28.0  $ 34.6 $ 62.1  $ 42.3 $ 44.6
Manufacturing                8.3    10.5    9.8     9.6   10.5
                          ------  ------ ------  ------ ------
                          $ 36.3  $ 45.1 $ 71.9  $ 51.9 $ 55.1
                          ======  ====== ======  ====== ======

     In March 1993, WICOR and its subsidiaries renewed a three-year revolving credit agreement, including separate agreements for $25 million for WICOR, $30 million for Wisconsin Gas, and $15 million for Sta-Rite. In 1994 the revolving credit agreement was extended an additional year to March 1997. In 1993, Sta-Rite renewed a $25 million commercial paper issuance facility. Commercial paper outstanding at December 31, 1994 and 1993 was $94.6 million and $117.1 million, respectively.
     The Company believes that it has adequate capacity to fund its operations for the foreseeable future through its borrowing arrangements and internally generated cash.

Regulatory Matters  --

     In July 1993, Wisconsin Gas submitted an incentive rate making proposal to the PSCW. In its November 1994 rate order, the PSCW significantly modified the Wisconsin Gas proposal. Under the PSCW rate order, Wisconsin Gas rates are subject to a three year margin rate cap (through October 1997) based on the rates approved in November 1993. The PSCW order also specified margin rate floors for each rate class. Wisconsin Gas has the ability to raise or lower margin rates within the specified range on a quarterly basis. The rates at December 31, 1994 are at the top of the range. In addition, the PSCW order required Wisconsin Gas to reduce its rates by $10.1 million, on an annual basis, to reflect a reduction in certain non-cash expenses. Over a twelve month period, beginning with the effective date of the order, this rate reduction will result in no net income impact, but will reduce cash flow. The rate order was effective November 14, 1994. Under the purchased gas adjustment provision of its rate schedules, Wisconsin Gas continues to recover the actual purchased gas costs it incurs.

                 Bar chart of WICOR Capitalization
                              percent

                           1990    1991   1992    1993   1994
                          ------  ------ ------  ------ ------
Long-term debt             35.4%   40.9%  40.1%   37.9%  35.7%
Common stock               64.6%   59.1%  59.9%   62.1%  64.3%


     Statement of Financial Accounting Standards (SFAS) No. 71 "Accounting for the Effects of Certain Types of Regulation" provides that rate-regulated public utilities such as Wisconsin Gas record certain costs and credits allowed in the ratemaking process in different periods than would be required for unregulated businesses. These costs and credits are deferred as regulatory assets or regulatory liabilities and are recorded on the income statement at the time they are recognized in rates. SFAS No. 71 continues to be applicable to Wisconsin Gas in that its rates are approved by a third party regulator and are designed to recover its cost of service. Wisconsin Gas believes its current cost based rates are competitive in the current environment.
     In April 1992, the FERC issued Order No. 636 requiring interstate pipelines to "unbundle" their services. As a result, Wisconsin Gas purchases gas supplies separately from interstate transportation services. The utility has greater responsibility for managing its gas supply in a more competitive market. Variable-term market sensitive contracts and the increased use of gas in storage are being used to assure future supply. In spite of severely cold weather in January 1994, Wisconsin Gas was able to meet the needs of its customers under these changing conditions.
     Pipelines have been allowed to pass through to local gas distributors various costs incurred in the transition to Order No. 636. The PSCW has authorized that such costs that have been passed through to Wisconsin Gas be recovered in rates charged to customers. Although complete assurance cannot be given, it is believed that any additional future transition costs will also be recoverable from customers.


Environmental Matters  --

  Wisconsin Gas is in the process of preparing a remedial action options report and recommendation for presentation to the Wisconsin Department of Natural Resources concerning two previously owned sites on which it operated manufactured gas plants. Wisconsin Gas currently anticipates that the costs incurred in the remediation effort will be recoverable from insurers or through rates and will not have a material adverse effect on the Company's liquidity or results of operations.

     The manufacturing segment has provided reserves believed sufficient to cover its estimated costs related to contamination associated with Sta-Rite's manufacturing facilities. (See Note 7 for a more detailed discussion of these matters.)

    TO THE SHAREHOLDERS AND BOARD OF DIRECTORS OF WICOR, INC.:

  We have audited the accompanying consolidated balance sheets and statements of capitalization of WICOR, Inc. (a Wisconsin corporation) and subsidiaries as of December 31, 1994 and 1993, and the related consolidated statements of income, common equity and cash flows for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of WICOR Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audits.
  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.
  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of WICOR, Inc. and subsidiaries as of December 31, 1994 and 1993, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1994, in conformity with generally accepted accounting principles.
  As discussed in Notes 3 and 9 to the Consolidated Financial Statements, effective January 1, 1992, WICOR Inc. changed its methods of accounting for income taxes and postretirement benefits other than pensions.




Milwaukee, Wisconsin                    Arthur Andersen  LLP
February 2, 1995

                        CONSOLIDATED STATEMENTS OF INCOME

(Thousands of Dollars,
  Except per Share Amounts)
          Year Ended December 31,            1994         1993        1992
                                          ----------   ----------  ----------
Operating Revenues
  Gas distribution                        $ 556,587    $ 574,835   $ 495,415
  Manufacturing                             311,168      274,693     251,994
                                          ----------   ----------  ----------
                                            867,755      849,528     747,409
                                          ----------   ----------  ----------
Operating Costs and Expenses
  Cost of gas sold                          357,482      382,027     319,377
  Manufacturing cost of sales               222,679      197,297     180,388
  Operations and maintenance                181,820      169,068     159,009
  Depreciation and amortization              29,416       28,044      26,650
  Taxes, other than income taxes              9,748        9,141       8,670
                                          ----------   ----------  ----------
                                            801,145      785,577     694,094
                                          ----------   ----------  ----------
Operating Income                             66,610       63,951      53,315
                                          ----------   ----------  ----------
  Interest expense                          (16,698)     (17,428)    (18,126)
  Other income and expenses                     574          266       1,124
                                          ----------   ----------  ----------
Income Before Income Taxes                   50,486       46,789      36,313
  Income taxes                               17,312       17,476      13,549
                                          ----------   ----------  ----------
Income Before Cumulative Effects of
  Accounting Changes                         33,174       29,313      22,764
Cumulative effects of accounting changes:
  Postretirement benefits other than
     pensions (net of $4.1 million
     income tax benefit)                          -            -      (6,165)
  Income taxes                                    -            -      (1,800)
                                          ----------   ----------  ----------
Net Income                                $  33,174    $  29,313   $  14,799
                                          ==========   ==========  ==========

Per Share of Common Stock
Income before cumulative effects
  of accounting changes                   $    1.99    $    1.82   $    1.47
Cumulative effect of accounting change
  for postretirement benefits                     -            -       (0.40)
Cumulative effect of accounting change
  for income taxes                                -            -       (0.11)
                                          ----------   ----------  ----------
Net Income                                $    1.99    $    1.82   $    0.96
                                          ==========   ==========  ==========

Cash dividends                            $    1.58    $    1.54   $    1.50
Average Common Shares Outstanding (000's)    16,708       16,096      15,490


The accompanying notes are an integral part of this statement.

                           CONSOLIDATED BALANCE SHEETS


(Thousands of Dollars) December 31,          1994         1993
                                          ----------   ----------
Assets
Current Assets
  Cash and cash equivalents               $  35,138    $  22,953
  Accounts receivable, less allowance
     for doubtful accounts of $9,233
     and $9,351, respectively               103,487      111,408
  Accrued utility revenues                   40,327       53,483
  Manufacturing inventories                  60,239       58,079
  Gas in storage, at weighted average cost   38,050       44,697
  Deferred income taxes                      15,540       10,005
  Prepayments and other                      19,519       13,969
                                          ----------   ----------
                                            312,300      314,594
                                          ----------   ----------
Property, Plant and Equipment, at cost
  Gas distribution                          718,988      679,968
  Manufacturing                             103,696       97,736
                                          ----------   ----------
                                            822,684      777,704
  Less accumulated depreciation
     and amortization                       407,121      377,004
                                          ----------   ----------
                                            415,563      400,700
                                          ----------   ----------
Deferred Charges and Other
  Systems development costs                  34,071       38,808
  Deferred environmental costs               41,942       41,641
  Prepaid pension costs                      30,865       29,580
  Gas transition costs                        7,411       15,485
  Other regulatory assets                    51,543       57,211
  Other                                      37,013       35,707
                                          ----------   ----------
                                            202,845      218,432
                                          ----------   ----------
                                          $ 930,708    $ 933,726
                                          ==========   ==========


The accompanying notes are an integral part of this statement.

                           CONSOLIDATED BALANCE SHEETS


(Thousands of dollars)
   December 31, 1994                         1994         1993
                                          ----------   ----------
Liabilities and Capitalization
Current Liabilities
  Accounts payable                        $  65,626    $  62,683
  Short-term borrowings                     111,506      134,918
  Refundable gas costs                       18,058       15,596
  Current portion of long-term debt           5,031        2,847
  Accrued taxes                               8,400       10,089
  Accrued payroll and benefits               15,141       14,656
  Other                                      15,661       15,199
                                          ----------   ----------
                                            239,423      255,988
                                          ----------   ----------
Deferred Credits and Other
  Deferred income taxes                      42,322       45,878
  Environmental remediation costs            37,188       40,000
  Postretirement benefit obligation          69,730       67,510
  Unamortized investment tax credit           8,187        8,654
  Gas transition costs                        7,411       15,485
  Other regulatory liabilities               54,636       50,179
  Other                                      18,674       14,526
                                          ----------   ----------
                                            238,148      242,232
                                          ----------   ----------

Commitments and Contingencies (Note 7)
                                          ----------   ----------

Capitalization (See accompanying statement)
  Long-term debt                            161,669      165,230
  Redeemable preferred stock                      -            -
  Common equity                             291,468      270,276
                                          ----------   ----------
                                            453,137      435,506
                                          ----------   ----------
                                          $ 930,708    $ 933,726
                                          ==========   ==========


The accompanying notes are an integral part of this statement.

                  CONSOLIDATED STATEMENTS OF CASH FLOW
           Increase (Decrease) in Cash and Cash Equivalents

(Thousands of Dollars)
       Year Ended December 31,               1994         1993        1992
                                          ----------   ----------  ----------
Operations
Net income                                $  33,174    $  29,313   $  14,799
Adjustments to reconcile net income to
net cash flow from operating activities:
  Cumulative effect of changes in
    accounting principles, net of $4,110
    income tax benefit                            -            -       7,965
  Depreciation and amortization              47,097       43,738      40,200
  Deferred income taxes                      (9,091)      (3,969)     (2,958)
  Changes in:
    Receivables                              21,105      (13,993)     (8,627)
    Manufacturing inventories                (2,027)      (2,590)       (839)
    Gas in storage                            6,647      (38,050)     (6,252)
    Other current assets                     (4,827)        (569)      6,016
    Systems development costs                  (841)      (6,530)     (9,976)
    Accounts payable                          2,943      (11,055)     (2,259)
    Refundable gas costs                      2,462        1,955       5,633
    Accrued taxes                            (2,412)       9,169      (2,098)
    Other current liabilities                   947         (292)     (1,754)
    Other noncurrent assets and liabilities   8,374       (3,726)     (2,838)
                                          ----------   ----------  ----------
     Cash provided by operating activities  103,551        3,401      37,012
                                          ----------   ----------  ----------
Investment Activities
  Capital expenditures                      (55,051)     (51,906)    (71,873)
  Proceeds from sale of assets                   42        5,328         761
  Acquisitions                                  (72)      (2,120)     (9,776)
  Other, net                                    343          541         274
                                          ----------   ----------  ----------
    Cash (used in) investing activities     (54,738)     (48,157)    (80,614)
                                          ----------   ----------  ----------
Financing Activities
  Change in short-term borrowings           (21,617)      59,603      35,726
  Issuance of long-term debt                  1,869       47,446        ,173
  Reduction of long-term debt                (4,795)     (50,982)     (8,674)
  Issuance of common stock                   10,649       16,682       6,079
  Dividends paid on common stock,
    less amounts reinvested                 (23,247)     (21,450)    (19,459)
  Other                                         513         (222)       (734)
                                          ----------   ----------  ----------
   Cash (used in) provided
      by financing activities               (36,628)      51,077      13,111
                                          ----------   ----------  ----------
Change in Cash and Cash Equivalents          12,185        6,321     (30,491)
Cash and cash equivalents at
  beginning of year                          22,953       16,632      47,123
                                          ----------   ----------  ----------
Cash and Cash Equivalents at End of Year  $  35,138    $  22,953   $  16,632
                                          ==========   ==========  ==========


The accompanying notes are an integral part of this statement.

              CONSOLIDATED STATEMENTS OF CAPITALIZATION

(Thousands of Dollars)   December 31,        1994         1993
                                          ----------   ----------
Long-Term Debt
Wisconsin Gas:
  First mortgage bonds
     Adjustable Rate Series, 7.4% and
       8.1%, respectively, due 2002       $  10,000    $  14,000
  9-1/8% Notes due 1997                      50,000       50,000
  7-1/2% Notes due 1998                      40,000       40,000
  6.6% Notes due 2013                        45,000       45,000
Sta-Rite:
  First mortgage bonds, adjustable
     rate, 7.8% to 8.1%, due semi-
     annually through 2000                    1,203        1,431
  Industrial revenue bonds, 7-7/8%,
     payable through 2000                     2,190        2,575
  Commercial paper under multi-year
     credit agreement                         6,853        4,758
Capital lease obligations and other           1,222        1,338
Unamortized (discount), net                  (1,169)      (1,356)
ESOP loan guarantee                           6,370        7,484
                                          ----------   ----------
                                            161,669      165,230
                                          ----------   ----------
Redeemable Preferred Stock
  WICOR:
     $1.00 par value; authorized
        1,500,000 shares                          -            -
Wisconsin Gas:
  Without par value, cumulative;
     authorized 1,500,000 shares                  -            -
                                          ----------   ----------
                                                  -            -
                                          ----------   ----------
Common Equity
  Common stock, $1.00 par value,
     authorized 60,000,000 shares;
     outstanding 16,918,000
     and 16,407,000 shares, respectively     16,918       16,407
  Other paid in capital                     180,000      166,710
  Retained earnings                         101,418       94,643
  Unearned compensation - ESOP
     and restricted stock                    (6,868)      (7,484)
                                          ----------   ----------
                                            291,468      270,276
                                          ----------   ----------
Total Capitalization                      $ 453,137    $ 435,506
                                          ==========   ==========


The accompanying notes are an integral part of this statement.

              CONSOLIDATED STATEMENTS OF COMMON EQUITY

(Thousands of Dollars)
    December 31,                             1994         1993        1992
                                          ----------   ----------  ----------
Common Stock:
Balance at beginning of year              $  16,407    $  15,722   $  15,366
  Issued in connection with dividend
     reinvestment, customer stock purchase
     and employee benefit plans                 511          685         356
                                          ----------   ----------  ----------
Balance at end of year                       16,918       16,407      15,722
                                          ----------   ----------  ----------
Other Paid-in Capital:
Balance at beginning of year                166,710      148,064     139,931
  Received in connection with dividend
     reinvestment, customer stock purchase
     and employee benefits plans             13,290       18,646       8,133
                                          ----------   ----------  ----------
Balance at end of year                      180,000      166,710     148,064
                                          ----------   ----------  ----------
Retained Earnings:
Balance at beginning of year                 94,643       90,102      97,906
  Net income                                 33,174       29,313      14,799
  Dividends on common stock                 (26,399)     (24,099)    (21,869)
  Other                                           -         (673)       (734)
                                          ----------   ----------  ----------
Balance at end of year                      101,418       94,643      90,102
                                          ----------   ----------  ----------
Unearned Compensation - ESOP
  and restricted stock:
Balance at beginning of year                 (7,484)      (8,601)     (9,750)
  Loan payments                               1,114        1,117       1,149
  Issuance of restricted stock                 (723)           -           -
  Amortization of restricted stock              225            -           -
                                          ----------   ----------  ----------
Balance at end of year                       (6,868)      (7,484)     (8,601)
                                          ----------   ----------  ----------
Total Common Equity at End of Year        $ 291,468    $ 270,276   $ 245,287
                                          ==========   ==========  ==========


The accompanying notes are an integral part of this statement.

         QUARTERLY FINANCIAL DATA (UNAUDITED)

Because seasonal factors significantly affect the Company's operations (particularly at the Wisconsin Gas level), the following data may not be comparable between quarters:

(Thousands of Dollars, Except
  per Share Amounts)  Quarters:    First        Second      Third        Fourth
------------------------------------------     --------   ---------     --------
1994
Operating revenues               $ 320,625     $186,079   $151,037      $210,014
Operating income (loss)          $  49,444     $  5,500   $ (8,668)     $ 20,334
Income available for common stock$  28,202     $    998   $ (8,069)     $ 12,043
Net income (loss) per
  common share (a)               $    1.71     $   0.06   $  (0.48)     $   0.71
1993
Operating revenues               $ 272,660     $190,223   $152,801      $233,844
Operating income (loss)          $  41,689     $  5,881   $ (8,406)     $ 24,787
Income available for common stock$  23,935     $    576   $ (8,597)     $ 13,399
Net income (loss) per
  common share (a)               $    1.51     $   0.04   $  (0.53)     $   0.82


(a) Quarterly earnings per share may not total to the amounts reported for the year since the computation is based on weighted average common shares outstanding during each quarter.

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.   ACCOUNTING POLICIES

A.   Principles of Consolidation
     The consolidated financial statements include the accounts of WICOR, Inc., (WICOR or the Company) and its wholly-owned subsidiaries: Wisconsin Gas Company (Wisconsin Gas), Sta-Rite Industries, Inc. (Sta-Rite), and SHURflo Pump Manufacturing Co. (Shurflo). All appropriate intercompany transactions have been eliminated. Certain amounts in financial statements of prior years have been reclassified to conform to the presentation of the current year.

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

C.   Gas Distribution Revenues and      Purchased Gas Costs
     Utility billings are rendered on a cycle basis. Revenues include estimated amounts accrued for service provided but not yet billed.
     Wisconsin Gas' rate schedules contain purchased gas adjustment (PGA) provisions which permit the recovery of actual purchased gas costs incurred. The difference between actual gas costs incurred and costs recovered through rates, adjusted for inventory activity, is deferred as a current asset or liability. The deferred balance is returned to or recovered from customers at intervals throughout the year and any residual balance at the annual October 31 reconciliation date is subsequently refunded to or recovered from customers.
     The PSCW is currently permitting Wisconsin Gas to recover pipeline supplier take-or-pay settlement costs, allocating a portion of the direct-billed costs to each customer class, including transportation customers.

D.   Plant and Depreciation
     Gas distribution property, plant and equipment is stated at original cost, including overhead allocations. Upon ordinary retirement of plant assets, their cost plus cost of removal, net of salvage, is charged to accumulated depreciation, and no gain or loss is recognized.
     The depreciation of Wisconsin Gas' assets is computed using straight-line rates over estimated useful lives and considers salvage value. These rates have been consistently used for ratemaking purposes. The composite rates are 4.5% for 1994 and 4.7% for 1993 and 1992. Depreciation of manufacturing property is calculated under the straight-line method over the estimated useful lives of the assets (3 to 10 years for equipment and 30 years for buildings) and is primarily reported as a cost of sales.

E.   Regulatory Accounting and          Deferred Charges
     The Company and Wisconsin Gas account for their regulated operations in accordance with Statement of Financial Accounting Standards (SFAS) No. 71, "Accounting for the Effects of Certain Types of Regulation." This statement sets forth the application of generally accepted accounting principles to those companies whose rates are determined by an independent third-party regulator. The economic effects of regulation can result in regulated companies recording costs that have been or are expected to be allowed in the ratemaking process in a period different from the period in which the costs would be charged to expense by an unregulated enterprise. When this occurs, costs are deferred as assets in the balance sheet (regulatory assets) and recorded as expenses as those same amounts are reflected in rates. Additionally, regulators can impose liabilities upon a regulated company for amounts previously collected from customers and for amounts that are expected to be refunded to customers (regulatory liabilities).

     The amounts recorded as regulatory assets and regulatory liabilities in the Consolidated Balance Sheet at December 31, 1994 and 1993 are as follows:

(Thousands of Dollars)                               1994        1993
--------------------------------------            ----------  ----------
Regulatory assets:
 Deferred environmental costs                     $  41,942   $  41,641
 Income tax-related amounts due from
  customers (Note 3)                                  3,711       5,650
 Postretirement benefit costs (Note 9)               47,832      51,561
 Gas transition costs                                 7,411      15,485
 Other                                               16,000      14,499
                                                  ----------  ----------
                                                  $ 116,896   $ 128,836
                                                  ==========  ==========
Regulatory liabilities:
 Income tax-related amounts due to
  customers (Note 3)                              $  18,792   $  21,762
 Pension costs (Note 9)                              22,333      22,808
 Refundable gas costs                                18,058      15,596
 Other                                               14,469       4,658
                                                  ----------  ----------
                                                  $  73,652   $  64,824
                                                  ==========  ==========


     Consistent with PSCW regulation, Wisconsin Gas has capitalized computer systems development costs which are to be amortized over a five- to ten- year period, generally as the respective systems become operational.
     Wisconsin Gas is precluded from discontinuing service to residential customers within its service area during a certain portion of the heating season. Any differences between doubtful account provisions based on actual experience and provisions allowed for ratemaking purposes by the PSCW are deferred for later recovery in rates as a cost of service. The most recent PSCW rate order provides for a $13.9 million allowable annual provision for doubtful accounts, including amortization of prior deferred amounts. See Notes 7 and 9 for discussion of additional deferred charges.

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

H.   Manufacturing Inventories
     Approximately 49% and 54% of manufacturing inventories, in 1994 and 1993, respectively, are priced using the last-in, first-out (LIFO) method (not in excess of market), with the remaining inventories priced using the first-in, first-out (FIFO) method.
     If the (FIFO) method had been used exclusively, manufacturing inventories would have been $8.4 million and $8.0 million higher at December 31, 1994 and 1993, respectively.

I.   Cash Flows
     The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents. Due to the short maturity of these instruments, market value approximates cost.
     The Company's dividends reinvested (pursuant to its dividend reinvestment plan) totalled $3.2 million, $2.6 million and $2.4 million for 1994, 1993, and 1992, respectively.
     For purposes of the Consolidated Statements of Cash Flows, income taxes paid (net of refunds) and interest paid (excluding capitalized interest) were as follows for each of the years ended December 31, 1994, 1993 and 1992:


(Thousands of Dollars)                  1994         1993        1992
--------------------------------     ----------   ----------  ----------
Income taxes paid                    $  31,384    $  16,106   $   8,805
Interest paid                        $  15,714    $  17,678   $  17,404


J.   Derivative Financial Instruments
     The Company, through a manufacturing subsidiary, has only limited involvement with derivative financial instruments and does not use them for trading or speculative purposes. Foreign exchange futures and forward contracts are used to hedge foreign exchange exposure resulting from intercompany purchases of products from United States plants. Gains and losses from open contracts are deferred until recognized as part of the purchase transaction. Such gains and losses included in net income in the Consolidated Statements of Income for the years ended December 31, 1994, 1993 and 1992 were not material.

2.   MERGERS AND ACQUISITIONS

     On July 28, 1993, the Company completed its merger with Carr-Griff,
Inc. which became SHURflo Pump Manufacturing Co., a wholly-owned subsidiary of WICOR, Inc. Shurflo designs, manufactures and sells pumps to the food service, recreational vehicle, marine, industrial and water purification markets. The Company issued approximately 0.9 million shares of common stock, valued at approximately $27 million, for all the outstanding common stock of Shurflo. This transaction was accounted for as a pooling of interests.

3.   INCOME TAXES

     In the fourth quarter of 1992, the Company adopted SFAS No. 109, "Accounting for Income Taxes," retroactive to January 1, 1992. Under the liability method prescribed by SFAS No. 109, deferred taxes are provided based upon enacted tax laws and rates applicable to the periods in which the taxes become payable. This adoption resulted in a net loss from the cumulative effect of the change in accounting principle of $1.8 million for the nonregulated subsidiaries. Changes in Wisconsin Gas' deferred income taxes arising from the adoption represent amounts recoverable or refundable through future rates and have been recorded as regulatory assets and liabilities on the balance sheet.
     The current and deferred components of income tax expense for each of the years ended December 31, are as follows:

(Thousands of Dollars)                  1994         1993        1992
----------------------------         ----------   ----------  ----------
Current
 Federal                             $  23,516    $  18,576   $   3,818
 State                                   5,816        4,742       1,405
 Foreign                                 1,627          834         800
                                     ----------   ----------  ----------
   Total Current                        30,959       24,152       6,023
                                     ----------   ----------  ----------
Deferred
 Federal                               (11,247)      (6,432)      5,974
 State                                  (2,012)        (961)      1,588
 Foreign                                  (388)         717         (36)
                                     ----------   ----------  ----------
   Total Deferred                      (13,647)      (6,676)      7,526
                                     ----------   ----------  ----------
Total Provision                      $  17,312    $  17,476   $  13,549
                                     ==========   ==========  ==========

     The provision for income taxes differs from the amount of income tax determined by applying the applicable U.S. statutory federal income tax rate to pretax income as a result of the following differences:

(Thousands of Dollars)
   Year ended December 31,                1994              1993             1992
                                     ---------------         ----------------              ----------------
Statutory U.S. tax rates   $17,670   35.0%  $16,376    35.0%  $12,346   34.0%
State income taxes, net      2,518    5.0     2,326     5.0     1,841    5.1
Excess of foreign (benefit)
  provision over U.S. stat-
  utory tax rate              (174)  (0.3)      886     1.9       843    2.3
Investment credit restored    (461)  (0.9)     (473)   (1.0)     (502)  (1.4)
Excess deferred tax
  amortization                (505)  (1.0)     (532)   (1.1)     (507)  (1.4)
Settlement of disputed
  tax matters                 (998)  (2.0)        -       -         -      -
Other, net                    (738)  (1.5)   (1,107)   (2.4)     (472)  (1.3)
                                    ----------------         ----------------              ----------------
Effective Tax Rates        $17,312   34.3%  $17,476    37.4%  $13,549   37.3%
                                    ================         ================              ================

/TABLE

  The components of deferred income tax assets and liabilities at December 31, 1994 and 1993 are as follows:

(Thousands of Dollars)                               1994        1993
----------------------------------                ----------  ----------
Deferred Income Tax Assets
  Recoverable gas costs                           $   7,258   $   5,928
  Inventory                                           1,935      (2,052)
  Deferred compensation                               2,026       1,873
  Other                                               4,321       4,256
                                                  ----------  ----------
                                                  $  15,540     $10,005
                                                  ==========  ==========
Deferred Income Tax Liabilities
  Property related                                $  41,054   $  37,496
  Systems development costs                          13,675      15,576
  Investment tax credit                              (5,416)     (5,725)
  Gas transition costs                                2,974       5,633
  Postretirement benefits                            (8,059)     (5,503)
  Deferred compensation                              (3,055)     (2,747)
  Pension benefits                                    2,842       2,249
  Other                                              (1,693)     (1,101)
                                                  ----------  ----------
                                                  $  42,322   $  45,878
                                                  ==========  ==========

4.   SHORT-TERM BORROWINGS

     As of December 31, 1994 and 1993, the Company had total unsecured lines of credit available from banks of $206.5 million and $183.4 million, respectively. These borrowing arrangements may require the maintenance of average compensating balances, which are generally satisfied by balances maintained for normal business operations, and may be withdrawn at any time.

                                                            December 31,
(Thousands of Dollars)                               1994        1993
--------------------------------                  ----------  ----------
Notes payable to banks
  U.S. subsidiaries                               $     100   $   3,600
  Non-U.S. subsidiaries                              16,835      14,218
Commercial paper - U.S.                              94,571     117,100
                                                  ----------  ----------
                                                  $ 111,506   $ 134,918
                                                  ==========  ==========

Weighted average interest rates
on debt outstanding at end of year:
  Notes payable to banks
    U.S. subsidiaries                                  7.5%        4.1%
    Non-U.S. subsidiaries                              6.2%        5.3%
  Commercial paper - U.S.                              5.9%        3.4%

/TABLE

5.                                                          LONG-TERM DEBT

     In September 1993, Wisconsin Gas issued $45 million of 6.6% Notes due in 2013, the proceeds of which were used to refinance $45 million of first mortgage bonds which have higher average interest rates. There were no issuances of long-term debt in 1992. Substantially all gas distribution and certain manufacturing property and plant is subject to first mortgage liens. Maturities and sinking fund requirements during the succeeding five years on all long-term debt total $4.9 million, $4.7 million, $58.3 million, $42.8 million and $2.8 million in 1995, 1996, 1997, 1998 and 1999, respectively.

6.                                                          RESTRICTIONS

     A November 1993 rate order issued by the PSCW sets an equity range of 43% to 50% for the utility and also requires Wisconsin Gas to request PSCW approval prior to the payment of dividends on its common stock to WICOR if the payment would reduce its common equity (net assets) below 43% of total capitalization (including short-term debt). Under this requirement, $22.2 million of Wisconsin Gas' net assets at December 31, 1994, plus future earnings, were available for such dividends without PSCW approval. In addition, the PSCW must also approve any dividends in excess of $16 million for any 12 month period beginning November 1 if such dividends would dilute Wisconsin Gas' total equity below 48.43% of its total capitalization. Wisconsin Gas paid $4 million in dividends in November 1994 and expects to pay $16 million in dividends for the 12 months ending October, 1995.
     In connection with its long-term debt agreements, Sta-Rite is subject to restrictions on working capital, shareholder's equity and debt. These agreements also limit the amount of retained earnings available for the payment of cash dividends to WICOR and for certain investments. At December 31, 1994, $8.5 million of Sta-Rite net assets plus 50% of its future earnings were available for payment of dividends to WICOR.
     Combined restricted common equity of the Company's subsidiaries totaled $234.1 million under the most restrictive provisions as of December 31, 1994; accordingly, $57.4 million of consolidated retained earnings is available for payment of dividends.
     Historically, the PSCW has imposed restrictions on public utility holding companies, including WICOR, relating to future nonutility investments. In January 1992, the PSCW approved amendments to limitations set on the Company. The PSCW order states that Wisconsin Gas should remain the predominant business, generally as measured by equity, within the holding company system. The amount allowable for future nonutility investment at December 31, 1994 was $78.7 million. Also, nonutility subsidiaries can borrow additional amounts for acquisitions; however, if debt for the consolidated nonutility entities exceeds 40% of total capitalization for these entities, further PSCW actions may be necessary.

7.   COMMITMENTS AND CONTINGENCIES

A.                                                          Gas Supply
     Wisconsin Gas has agreements for firm pipeline and storage capacity that expire at various dates through 2008. The aggregate amount of required payments under such agreements totals approximately $1,040 million, with annual required payments of $132 million in 1995, $130 million in 1996, $126 million in 1997, $111 million in 1998 and $108 million in 1999. Wisconsin Gas' total payments of fixed charges under all agreements were $130.4 million in 1994, $133.9 million in 1993 and $83.5 million in 1992. The purchased gas adjustment provisions of Wisconsin Gas' rate schedules permit the recovery of gas costs from its customers. In 1992, the FERC issued Order No. 636 that, among other things, mandated the unbundling of interstate pipeline sales service and established certain open access transportation regulations that became effective beginning in the 1993-94 heating season. Order No. 636 permits pipeline suppliers to pass through to Wisconsin Gas any prudently incurred transition costs, such as unrecovered gas costs, gas supply realignment costs and stranded investment costs. Wisconsin Gas estimates its portion of such costs from all of its pipeline suppliers would approximate $37.9 million based upon prior filings with FERC by the pipeline suppliers. The pipeline suppliers will continue to file quarterly with the FERC for recovery of actual costs incurred.

     The FERC has allowed ANR Pipeline Company to recover capacity and "above market" supply costs associated with quantities purchased from Dakota Gasification Company ("Dakota") under a long-term contract expiring in the year 2009. Consistent with guidelines set forth in Order No. 636 ANR has allocated 90% of Dakota costs to firm transportation service recoverable through a reservation rate surcharge and 10% to interruptible service. Pending a final settlement with all affected parties, ANR currently recovers the difference between costs paid to Dakota and the current market price. Based on Wisconsin Gas contracted quantities with ANR, Wisconsin Gas is currently paying approximately $500,000 per month of Dakota costs. This amount varies month-to-month and across years based on the spread between ANR contract terms with Dakota and the market indices for pricing spot gas.
     Transition costs billed to Wisconsin Gas are being recovered from customers under the purchased gas provisions within its rate schedules. Assuming no drastic changes in the market for natural gas, Wisconsin Gas does not expect transition costs to significantly affect the total cost of gas to its customers because (1) Wisconsin Gas will purchase its wellhead gas supplies based upon market prices that should be below the cost of gas previously embedded in the bundled pipeline sales service and (2) many elements of transition costs were previously embedded in the rates for the pipelines' bundled sales service. The unbundling of pipeline sales service requires Wisconsin Gas to contract directly and separately for wellhead gas supply and firm transportation services. As a result of FERC Order No. 636, Wisconsin Gas has contracted directly for underground storage in 1993.

B.   Capital Expenditures
     Certain commitments have been made in connection with 1995 capital expenditures. Wisconsin Gas capital expenditures for 1995 are estimated at $50 million. Manufacturing capital expenditures for 1995 are estimated at $20 million.

C.   Environmental Matters
     Wisconsin Gas has identified two previously owned sites on which it operated manufactured gas plants that are of environmental concern. Such plants ceased operations prior to the mid-1950's. Wisconsin Gas has engaged an environmental consultant to help determine the nature and extent of the contamination at these sites. Based on the test results obtained and the possible remediation alternatives available, the Company has estimated that cleanup costs could range from $22 million to $75 million. As of December 31, 1994, the Company has accrued $37.2 million for cleanup costs in addition to $4.0 million of costs already incurred. These estimates are based on current undiscounted costs. It should also be noted that the numerous assumptions such as the type and extent of contamination, available remediation techniques, and regulatory requirements which are used in developing these estimates are subject to change as new information becomes available. Any such changes in assumptions could have a significant impact on the potential liability.
     The Wisconsin Department of Natural Resources (WDNR) issued a Probable Responsible Party letter to Wisconsin Gas for these two sites in September 1994. Following receipt of this letter, Wisconsin Gas and WDNR held an initial meeting to discuss the sites. At the meeting it was agreed that Wisconsin Gas would prepare a remedial action options report from which it will select specific remedial actions for recommendation to the WDNR. This information will be prepared in the first quarter of 1995. Barring unforeseen delays, expenditures by Wisconsin Gas on remediation work will commence in 1995 and increase in future years as plan approvals are obtained. Expenditures over the next three years are expected to total approximately $20 million. Although most of the work and the cost are expected to be incurred in the first few years of the plan, monitoring of sites and other necessary actions may be undertaken for up to 30 years.
     In March 1994, Wisconsin Gas commenced suit against nine insurance carriers seeking a declaratory judgment regarding insurance coverage for the two sites. Settlements were reached with each of the carriers during 1994. If the amount recovered from the insurance carriers is insufficient to remediate both sites, expenditures not recovered will be allowed full recovery (other than for carrying costs) in rates based upon recent PSCW orders. Accordingly, the accrual has been offset by a deferred charge to a regulatory asset. Certain related investigation costs incurred to date are currently being recovered in utility rates. However, any incurred costs not yet recovered in rates are not allowed by the PSCW to earn a return. As of December 31, 1994, $4.0 million of such costs had been incurred.
     On April 18, 1994, lawsuits were filed in Superior Court in Alameda County, California, by the Attorney General of the State of California and two environmental groups against four submersible pump manufacturers, including Sta-Rite. The suit alleges that the four manufacturers have produced and sold pumps with brass components which leach levels of lead in excess of the levels permitted under California law. The lawsuits seek, among other remedies, injunctive relief and unspecified monetary penalties. Sta-Rite and the other named defendants dispute the allegations made in the lawsuits and Sta-Rite intends to vigorously defend itself against the actions. Based upon its investigation and the reserves established, the Company believes resolution of the matter will not have a material, adverse effect upon its results of operations or financial condition.
     In July 1994, Sta-Rite was notified by the WDNR that it believed solvents used at a manufacturing site previously operated by Sta-Rite have migrated and have caused, or contributed to, the contamination of a Deerfield, Wisconsin, municipal well and surrounding property. The population of Deerfield is approximately 1,260 people. Based upon the current investigation and reserves established, the Company believes that the resolution of this matter will not have a material, adverse effect upon its results of operations or financial condition.

D.                                                          Other
     The Company is party to various legal proceedings arising in the ordinary course of business which are not expected to have a material effect on the financial statements of the Company.

8.   COMMON STOCK AND OTHER PAID-IN CAPITAL

     As of December 31, 1994, 16,918,004 shares of common stock were issued and outstanding and 3,112,806 shares were reserved for issuance under the Company's dividend reinvestment, stock and incentive savings plans. In addition, 20,041,872 shares are reserved pursuant to the Company's shareholder rights plan.
     Under certain circumstances, each right entitles the shareholder to purchase one common share at an exercise price of $75, subject to adjustment. The rights are not exercisable until ten business days after a person or group announces a tender offer or exchange offer which would result in their acquiring ownership of 20% or more of the Company's outstanding common stock or after a person or group acquires at least 20% of the Company's outstanding common shares. If, after 20% or more of the outstanding shares of WICOR common stock is acquired by a person or group and the Company is then acquired by that person or group, rights holders would be entitled to purchase shares of common stock of the acquiring person or group having a market value of two times the exercise price of the rights. The rights do not have any voting rights and may be redeemed at a price of $.01 per right. The rights expire on August 29, 1999.

9.   BENEFIT PLANS

A.                                                          Pension Plans
     The Company's subsidiaries have non-contributory pension plans which cover substantially all their employees and include benefits based on levels of compensation and years of service. Employer contributions and funding policies are consistent with funding requirements of Federal law and regulations. Commencing November 1, 1992, Wisconsin Gas pension costs or credits have been calculated in accordance with SFAS No. 87 and are recoverable from customers. Prior to this date, pension costs were recoverable in rates as funded.
     The following table sets forth the funded status of pension plans at December 31, 1994 and 1993. The cumulative difference between the amounts funded and the amounts based on SFAS No. 87 through November 1, 1992 is being amortized over an eight-year period effective November 1, 1994 and totalled $22.3 million at December 31, 1994.

                                   Assets Exceed        Accumulated Benefits
                               Accumulated Benefits         Exceed Assets
                             -----------------------  -----------------------
(Thousands of
  Dollars)    December 31,       1994        1993         1994        1993
----------------------------- ----------  ----------   ----------  ----------
Accumulated benefit obligation
 Vested benefits              $ (97,478)  $(103,260)   $  (5,825)  $  (6,471)
 Nonvested benefits             (10,827)    (11,198)      (1,185)        (87)
                              ----------  ----------   ----------  ----------
                               (108,305)   (114,458)      (7,010)     (6,558)
Effect of projected future
 compensation levels            (41,021)    (49,961)        (677)       (537)
                              ----------  ----------   ----------  ----------
Projected benefit obligation   (149,326)   (164,419)      (7,687)     (7,095)
Plan assets at fair value       197,278     228,091          209         176
                              ----------  ----------   ----------  ----------
Plan assets greater(less) than
 projected benefit obligation    47,952      63,672       (7,478)     (6,919)
Unrecognized net (asset)
 liability at September 30,
 1985 being recognized over
 approximately 16 years         (16,777)    (21,185)       1,035       1,104
Unrecognized prior
 service costs                    4,794       6,166          253           -
Unrecognized net (gain) loss     (5,104)    (19,073)         523         348
Additional minimum lia-
 bility recorded                      -           -       (1,307)     (1,037)
                              ----------  ----------   ----------  ----------
Accrued pension asset
 (liability)                  $  30,865   $  29,580    $  (6,974)  $  (6,504)
                              ==========  ==========   ==========  ==========

     The weighted average discount rate assumptions used in determining the actuarial present value of the projected benefit obligation were 8.25%, 7.5% and 7.75% for 1994, 1993 and 1992, respectively. For 1994, the expected long-term rate of return on assets and long-term rate of compensation growth were 8.6% and 5.3%, respectively. For 1993 and 1992, the expected long-term rate of return on assets and long-term rate of compensation growth were 8.2% and 6.0%, respectively.
     Net pension costs for each of the years ended December 31, include the following (income) expense:

(Thousands of Dollars)                  1994         1993        1992
------------------------------------ ----------   ----------  ----------
Service costs                        $   5,260    $   5,658   $   5,189
Interest costs on projected
  benefit obligations                   12,249       11,807      10,977
Actual loss (gain) on plan assets        1,225      (18,016)    (16,085)
Net amortization and deferral          (18,896)         (69)     (1,127)
Gain on early retirement incentive        (268)           -           -
Amortization of regulatory liability      (475)           -           -
Adjustment to utility funded amount          -            -       1,513
                                     ----------   ----------  ----------
Net pension (income) cost            $    (905)   $    (620)  $     467
                                     ==========   ==========  ==========
/TABLE

     The decrease in pension cost from 1992 to 1993 was due to the adoption by the PSCW of SFAS No. 87 for ratemaking purposes, effective November 1, 1992.

B.   Postretirement Health Care and Life Insurance
     In addition to providing pension benefits, the Company provides certain health care and life insurance benefits for retired employees when they reach normal retirement age while working for the Company. Wisconsin Gas funds the accrual annually based on the maximum tax deductible amount.
     Effective January 1, 1992, the Company adopted SFAS No. 106, "Employers Accounting for Postretirement Benefits Other Than Pensions", for its retiree benefit plans. Under SFAS No. 106, the Company is required to accrue the estimated cost of retiree benefit payments, other than pensions, during the employees' active service period. Wisconsin Gas, as mandated by the PSCW, recognized the accumulated benefit obligation and a related regulatory asset of $54.1 million at adoption. Amortization of the regulatory asset is recoverable in its rates over a 20-year period. Sta-Rite recognized such amounts as a cumulative effect. Accordingly, the cumulative effects for the Company of adopting SFAS No. 106 as of December 31, 1992, were an increase in the accumulated postretirement benefit obligation (APBO) of $65.0 million and a decrease in 1992 net earnings of $6.2 million ($0.40 per share).
     Net postretirement health care and life insurance costs for each of the years ended December 31, consisted of the following components:

(Thousands of Dollars)                  1994         1993        1992
---------------------------------    ----------   ----------  ----------
Service cost                         $   2,688    $   2,813   $   2,711
Interest cost on projected
  benefit obligation                     6,913        6,495       6,181
Actual loss (gain) on plan assets          147       (1,414)       (895)
Amortization of regulatory asset         2,778        2,651       2,778
Net amortization and deferral           (2,549)           -           -
Loss on early retirement incentive       3,650            -           -
Adjustment to utility funded amount          -            -      (2,108)
                                     ----------   ----------  ----------
Net postretirement benefit cost      $  13,627    $  10,545   $   8,667
                                     ==========   ==========  ==========

     The 1994 postretirement benefit cost was increased due to the early retirement of 131 employees under a voluntary early retirement incentive plan for employees age 55 and over.
     The following table sets forth the plans' funded status, reconciled with amounts recognized in the Company's Statement of Financial Position at December 31, 1994 and 1993, respectively.

Accumulated benefit obligation
(Thousands of Dollars)                  1994         1993
--------------------------------     ----------   ----------
Retirees                             $ (54,088)   $ (43,548)
Active employees                       (29,544)     (52,327)
                                     ----------   ----------
Accumulated benefit obligation         (83,632)     (95,875)
Plan assets at fair value               30,666       25,753
                                     ----------   ----------
Accumulated benefit obligation
  in excess of plan assets             (52,966)     (70,122)
Unrecognized prior service costs       (16,347)           -
Unrecognized actuarial gain (loss)        (417)       2,612
                                     ----------   ----------
Accrued postretirement benefit       $ (69,730)   $ (67,510)
                                     ==========   ==========

     The postretirement benefit cost components for 1994 were calculated assuming health care cost trend rates ranging up to 11% for 1994 and decreasing to 5.5% over 9 to 24 years. The health care cost trend rate has a significant effect on the amounts reported. Increasing the assumed health care cost trend rates by one percentage point in each year would increase the APBO as of December 31, 1994 by $12.0 million and the aggregate of the service and interest cost components of postretirement expense by $1.6 million.
     The assumed discount rate used in determining the actuarial present value of the accumulated postretirement benefit obligation was 8.25% and 7.50% in 1994 and 1993, respectively. Plan assets are primarily invested in equities and fixed income securities.

C. Retirement Savings Plans Wisconsin Gas and Sta-Rite maintain various employee savings plans, which provide employees a mechanism to contribute amounts up to 16% of their compensation for the year. Company matching contributions may be made for up to 5% of eligible compensation including 1% for the Employee Stock Ownership Plan (ESOP). Total contributions were valued at $1.7 million in 1994, $1.8 million in 1993 and $1.6 million in 1992.


D. Employee Stock Ownership Plan In November 1991, WICOR established an ESOP covering non-union employees of Wisconsin Gas. The ESOP funds employee benefits of up to 1% of compensation with Company common stock distributed through the ESOP.
     The ESOP used the proceeds from a $10 million, 3-year adjustable rate loan with a 6.56% interest rate at December 31, 1994, guaranteed by the Company, to purchase 431,266 shares of original issue WICOR common stock. The Company extended the adjustable rate loan, with similar terms, until November 3, 1995. Because the Company has guaranteed the loan, the unpaid balance ($6.4 million) is shown as long-term debt with a like amount of unearned compensation being recorded as a reduction of common equity on the Company's balance sheet.
     The ESOP trustee is repaying the $10 million loan with dividends on shares of WICOR common stock in the ESOP and with Wisconsin Gas contributions to the ESOP.

E.                                             Stock Options
     The Company has a total of 140 employees participating in one or more of its common stock option plans. All options, except for 39,783 performance options granted in 1993, which may vest in 1996, are currently exercisable at prices not less than the fair market value on the date of grant and expire not later than eleven years from the date of grant. Changes in stock options outstanding for all plans were as follows:

                                        1994         1993        1992
                                     ----------   ----------  ----------
Outstanding at January 1               794,925      763,342     712,392
  Granted                              135,800      180,350     178,900
  Exercised/Canceled                  (266,092)    (148,767)   (127,950)
                                     ----------   ----------  ----------
Outstanding at December 31             664,633      794,925     763,342
                                     ==========   ==========  ==========
Exercise price per share             $ 13.38-     $ 10.38-    $ 10.38-
                                     $ 30.63      $  27.31    $  24.44
Available for future
  grant at year-end                    743,600      783,116     261,000

/TABLE

     Under the Company's 1994 Long-Term Performance Plan, which was approved by the shareholders in April 1994, awards up to 820,000 shares of common stock may be granted. The shares may be granted as incentive stock options, nonqualified stock options, stock appreciation rights or restricted stock.
     Awards of restricted stock subject to performance vesting criteria have been granted under the 1994 Plan. These awards will vest only if the Company achieves certain financial goals over the three-year performance periods 1994-96. Recipients of restricted stock awards are not required to provide consideration to the Company other than rendering service and have the right to vote the shares and the right to receive dividends thereon.
     A total of 23,800 restricted shares (net of cancellations) were issued in 1994. Initially, the total market value of the shares is treated as unearned compensation and is charged to expense over the vesting periods. For both restricted stock and performance option shares, adjustments are made to expense for changes in market value and achievement of financial goals. Unearned compensation charged to expense in 1994 was $0.2 million for performance options and $0.2 million for restricted stock.

F. Postemployment Benefit Plans Effective January 1, 1994 the Company adopted SFAS No. 112,
"Employers' Accounting for Postemployment Benefits," which requires accrual for all other postemployment benefits. Total postemployment benefit expense in 1994 was $0.6 million including a one-time cumulative adjustment. The incremental costs of adopting this statement are insignificant on an ongoing basis.

10.  FAIR VALUE OF FINANCIAL INSTRUMENTS

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

(Thousands of Dollars)                  1994         1993
----------------------------         ----------   ----------
Carrying amount                        $161,669    $165,230
Fair value                             $159,318    $175,213

11.  OTHER FINANCIAL INFORMATION

     See page 28 for unaudited quarterly financial data. See Financial Review on page 19 for industry segment data.
                      selected financial data -- 1994 to 1991

(Thousands of Dollars,
  Except Per Share Amounts)          1994        1993       1992       1991
                                  ---------   ---------  ---------  ---------
Consolidated
Operating Data:
 Operating revenues (7)           $ 867,755   $ 849,528  $ 747,409  $ 716,767
 Net income from continuing
  operations                      $  33,174   $  29,313  $  22,764  $  22,966
 Net income                       $  33,174   $  29,313  $  14,799  $  22,966
Common Stock Data:
 Net income per share from
  continuing operations           $    1.99   $    1.82  $    1.47  $    1.54
 Net income per common share (1)  $    1.99   $    1.82  $    0.96  $    1.54
 Cash dividends per common share(1)           $    1.58  $    1.54  $    1.50 $    1.46
 Book value per common share (1)(4)           $   17.23  $   16.47  $   15.60 $   15.84
Balance Sheet Data:
 Long-term debt                   $ 161,669   $ 165,230  $ 164,171  $ 168,366
 Redeemable preferred stock               -           -          -          -
 Common equity                      291,468     270,276    245,287    243,453
                                  ---------   ---------  ---------  ---------
  Capitalization at year-end      $ 453,137   $ 435,506  $ 409,458  $ 411,819
                                  =========   =========  =========  =========
Total assets at year-end (2)      $ 930,708   $ 933,726  $ 825,774  $ 670,250
                                  =========   =========  =========  =========
Other General Data:
 Market-to-book ratio at
  year-end (%)(4)                       165         191        175        153
 Dividend payout ratio (%)(2)(3)(5)    79.6        82.2       96.1       89.0
 Yield at year-end (%)                  5.6         5.0        5.6        6.1
 Return on average common
  equity (%)(2)(3)(6)                  11.6        11.2        9.2        9.5
 Price/earnings ratio at
  year-end (2)(3)(4)                   14.3        17.3       18.5       15.7
 Price range                      $ 25 1/2-   $ 25 5/8-  $ 22 7/8-  $ 18 5/8-
                                  $  32 5/8   $  32 7/8  $  27 3/8  $  24 3/8
 Shareholders at year-end            16,517      17,091     17,780     18,503
 Cash flow from operations        $ 103,551   $   3,401  $  37,012  $  50,413
 Capital expenditures             $  55,051   $  51,906  $  71,873  $  45,113
 Employees at year-end                3,214       3,222      3,178      3,196
 Debt/equity ratio at year-end        36/64       38/62      40/60      41/59
Gas Distribution Operations
 Operating revenues               $ 556,587   $ 574,835  $ 495,415  $ 474,702
 Net income                       $  18,896   $  19,870  $  18,060  $  17,086
 Capital expenditures             $  44,626   $  42,253  $  62,125  $  34,473
Gas sold and transported (thousands
 of dekatherms-MDth)
  Residential                        46,369      47,964     45,905     45,614
  Commercial                         18,598      19,060     17,840     17,861
  Industrial firm                    14,544      15,246     14,488     15,690
  Industrial interruptible           28,217      20,849     17,388     17,440
  Transported                        11,908      17,408     21,379     19,658
                                  ---------   ---------  ---------  ---------
                                    119,636     120,527    117,000    116,263
                                  =========   =========  =========  =========

/TABLE


               selected financial data  --  1994 to 1991 (continued)

                                     1994        1993       1992       1991
                                  ---------   ---------  ---------  ---------
 Customers at year-end              495,129     485,103    470,956    460,549
 Customers served per employee          419         352        331        323
 Average cost of gas per
  Dth purchased                   $    3.34   $    3.76  $    3.34  $    3.18
 Average annual residential bill  $     719   $     779  $     712  $     677
 Average use per residential
  customer (Dth)                        110         116        115        117
 Degree days                          6,431       6,775      6,683      6,416
 % colder (warmer) than normal        (9.0)       (4.1)      (6.4)     (10.8)
Manufacturing Operations (2)(4)
 Operating revenues               $ 311,168   $ 274,693  $ 251,994  $ 242,065
 International and export sales
   as a % of total sales                 37          34         34         31
 Net income (3)                   $  14,278   $   9,443  $   4,704  $   5,880
 Capital expenditures             $  10,425   $   9,653  $   9,748  $  10,640

/TABLE

                       selected financial data  1990 to 1987

(Thousands of Dollars,
   Except Per Share Amounts)         1990        1989       1988       1987
                                  ---------   ---------  ---------  ---------
Consolidated
Operating Data:
 Operating revenues (7)           $ 696,023   $ 741,218  $ 780,633  $ 699,418
 Net income from continuing
  operations                      $  16,651   $  33,359  $  30,400  $  17,215
 Net income                       $  16,651   $  33,881  $  34,163  $  19,682
Common Stock Data:
 Net income per share from
  continuing operations           $    1.14   $    2.30  $    2.12  $    1.22
 Net income per common share (1)  $    1.14   $    2.33  $    2.38  $    1.39
 Cash dividends per common share(1)           $    1.42  $    1.37  $    1.32 $    1.30
 Book value per common share(1)(4)$   16.12   $   16.83  $   15.82  $   14.68
Balance Sheet Data:
 Long-term debt                   $ 130,215   $ 122,639  $ 133,034  $ 127,833
 Redeemable preferred stock               -           -          -      8,000
 Common equity                      237,407     244,351    227,080    207,658
                                  ---------   ---------  ---------  ---------
  Capitalization at year-end      $ 367,622   $ 366,990  $ 360,114  $ 343,491
                                  =========   =========  =========  =========
 Total assets at year-end (2)     $ 651,559   $ 620,548  $ 565,967  $ 536,998
                                  =========   =========  =========  =========
Other General Data:
 Market-to-book ratio at
  year-end (%)(4)                       122         148        123        117
 Dividend payout ratio (%)(2)(3)(5)   117.2        55.0       52.0       91.1
 Yield at year-end (%)                  7.3         5.6        6.9        7.6
 Return on average common
  equity (%)(2)(3)(6)                   6.8        14.3       15.3        9.3
 Price/earnings ratio at
  year-end (2)(3)(4)                   17.2        10.7        8.2       12.4
 Price range                      $  181/4-   $ 19 3/8-  $ 15 5/8-  $ 13 3/8-
                                  $   251/4   $  25 3/8  $  20 7/8  $  21 7/8
 Shareholders at year-end            19,463      20,509     21,611     23,010
 Cash flow from operations        $  10,022   $  94,623  $  73,526  $  41,237
 Capital expenditures             $  37,529   $  40,944  $  48,295  $  34,264
 Employees at year-end                3,152       3,696      3,927      4,040
 Debt/equity ratio at year-end        35/65       33/67      37/63      37/63
Gas Distribution Operations
 Operating revenues               $ 455,559   $ 441,477  $ 476,904  $ 424,069
 Net income                       $  13,195   $  25,169  $  23,223  $  12,580
 Capital expenditures             $  27,978   $  25,813  $  37,148  $  24,344
 Gas sold and transported
  (thousands of dekatherms-MDth)
    Residential                      43,020      48,154     46,769     39,369
    Commercial                       16,319      18,089     17,012     14,510
    Industrial firm                  15,106      16,915     16,808     16,106
    Industrial interruptible         16,620       5,475      3,752      4,714
    Transported                      16,565      29,158     29,639     26,129
                                  ---------   ---------  ---------  ---------
                                    107,630     117,791    113,980    100,828
                                  =========   =========  =========  =========
/TABLE

               selected financial data  --  1990 to 1987 (continued)

                                     1990        1989       1988       1987
                                  ---------   ---------  ---------  ---------
 Customers at year-end              452,906     445,771    439,063    432,509
 Customers served per employee          321         319        311        288
 Average cost of gas per
  Dth purchased                   $    3.30   $    3.15  $    3.68  $    3.74
 Average annual residential bill  $     670   $     758  $     770  $     660
 Average use per residential
  customer (Dth)                        113         129        127        108
 Degree days                          6,103       7,382      7,124      6,185
 % colder (warmer) than normal       (16.0)         1.5      (2.0)     (14.8)
Manufacturing Operations (2)(4)
 Operating revenues               $ 240,464   $ 300,156  $ 303,729  $ 275,349
 International and export sales
  as a % of total sales                  27          24         22         20
 Net income (3)                   $   3,456   $   8,712  $  10,940  $   7,102
 Capital expenditures             $   9,551   $  15,131  $  11,147  $   9,920

/TABLE

                     selected financial data  --  1986 to 1984

(Thousands of Dollars,
  Except Per Share Amounts)                      1986       1985       1984
                                              ---------  ---------  ---------
Consolidated
Operating Data:
 Operating revenues (7)                       $ 761,104  $ 853,175  $ 839,965
 Net income from continuing operations        $  17,363        N/A        N/A
 Net income                                   $  19,780  $  24,900  $  24,145
Common Stock Data:
 Net income per share from
  continuing operations                       $    1.34        N/A        N/A
 Net income per common share (1)              $    1.53  $    1.98  $    1.95
 Cash dividends per common share (1)          $    1.28  $    1.18  $    1.11
 Book value per common share (1)(4)           $   15.74  $   13.81  $   12.97
Balance Sheet Data:
 Long-term debt                               $ 144,495  $ 154,159  $ 131,750
 Redeemable preferred stock                      14,267     18,200     19,000
 Common equity                                  203,477    173,941    160,690
                                              ---------  ---------  ---------
  Capitalization at year-end                  $ 362,239  $ 346,300  $ 311,440
                                              =========  =========  =========
 Total assets at year-end (2)                 $ 542,036  $ 531,192  $ 499,734
Other General Data:
 Market-to-book ratio at year-end (%)(4)            134        112        104
 Dividend payout ratio (%)(2)(3)(5)                79.9       57.0       54.0
 Yield at year-end (%)                              6.1        7.6        8.3
 Return on average common equity (%)(2)(3)(6)      10.5       14.6       15.1
 Price/earnings ratio at year-end (2)(3)(4)        13.8        7.8        6.9
 Price range                                  $ 14 3/4-  $     13-  $ 10 1/8-
                                              $      23  $  15 3/4  $  13 7/8
 Shareholders at year-end                        23,987     26,083     28,581
 Cash flow from operations                    $  63,583  $  46,342  $  45,801
 Capital expenditures                         $  36,498  $  32,381  $  32,273
 Employees at year-end                            3,932      3,641      3,513
 Debt/equity ratio at year-end                    40/60      45/55      42/58
Gas Distribution Operations
 Operating revenues                           $ 531,970  $ 637,167  $ 640,508
Net income                                    $  14,338  $  17,460  $  17,348
Capital expenditures                          $  28,353  $  23,208  $  22,161
Gas sold and transported (thousands
 of dekatherms-MDth)
  Residential                                    42,837     44,813     43,961
  Commercial                                     15,292     16,394     15,007
  Industrial firm                                19,379     22,541     22,969
  Industrial interruptible                       22,403     31,675     34,056
  Transported                                     5,502      1,716          -
                                              ---------  ---------  ---------
                                                105,413    117,139    115,993
                                              =========  =========  =========
 Customers at year-end                          426,481    420,967    415,297
 Customers served per employee                      277        279        268
 Average cost of gas per Dth purchased        $    3.75  $    4.13  $    4.16
 Average annual residential bill              $     761  $     838  $     849
 Average use per residential customer (Dth)         120        128        127
 Degree days                                      6,788      7,325      6,844
 % colder (warmer) than normal                    (7.3)      (0.5)      (7.0)
Manufacturing Operations (2)(4)
 Operating revenues                           $ 229,134  $ 216,008  $ 199,457
 International and export sales
  as a % of total sales                              16         12         14
 Net income (3)                               $   5,442  $   7,440  $   6,797
 Capital expenditures                         $   8,145  $   9,173  $  10,112

/TABLE

(1) Adjusted for a two-for-one stock split in March 1989.
(2) Includes continuing operations and discontinued operations up to the year disposition was authorized.
(3) Before effects of 1992 accounting changes (See Note 2). Adjusted for merger with Shurflo through (4) 1984, (5) 1988 and (6) 1989.
(7) Includes revenues (in thousands) from discontinued operations from 1986 to 1989 of $58,209, $58,318, $63,552 and $56,318, respectively. Data from 1985 and 1984 is not available.
N/A - Data not available.