Form 10-K405, Exhibit 13
period 1995-12-31
WISCONSIN GAS CO
filed 1996-03-15
CIK 107819

                MANAGEMENT DISCUSSION AND ANALYSIS


GENERAL OVERVIEW

The Company is a diversified holding company with two principal business groups: Energy and Manufacturing. The Energy Group consists of natural gas distribution and related services and the Manufacturing Group focuses on pumps and processing equipment used to pump, control, transfer, hold and filter water and other fluids. The Company engages in natural gas distribution through Wisconsin Gas Company ( Wisconsin Gas ), the oldest and largest natural gas distribution utility in Wisconsin. Wisconsin Gas is subject to regulation by the Public Service Commission of Wisconsin ( PSCW ). At December 31, 1995, Wisconsin Gas served approximately 505,000 customers in 503 communities. The Energy Group accounted for 61% and 74% of the Company s 1995 operating revenues and operating income, respectively.
Through its manufacturing subsidiaries, the Company engages in the manufacture and sale of pumps, fluid processing and filtration equipment.
The Company s products are used primarily in water system, pool and spa, agriculture, RV/marine and beverage/food service applications. The Company markets its manufactured products in 100 countries. The Manufacturing Group accounted for 39% and 26% of the Company s 1995 operating revenues and operating income, respectively.

WICOR s 1995 earnings were $39.5 million, or $2.32 per common share, compared with 1994 earnings of $33.2 million, or $1.99 per common share, and 1993 earnings of $29.3 million, or $1.82 per common share.

Gas sales volumes increased in 1995 primarily as a result of colder weather and customer additions. Gas sales volumes decreased in 1994 due to warmer weather, the impact of which was partially offset by customer additions. The Company anticipates future customer additions to be in line with 1995 and 1994 levels. Manufacturing operations in 1995 reported increased sales in several key segments, including water purification and agriculture, but earnings declined due to higher material costs in both domestic and international markets. International sales continued their strong growth.

Net cash flows from operations for the years 1993 through 1995 totalled $176.9 million. Cash proceeds of $110.5 million resulting from the net increase in long-term debt, common stock and short- term debt, along with the net cash flows from operations, provided funding for $163.2 million of capital expenditures, $60.4 million in acquisitions and $78.0 million of dividends for that three-year period. Segment data for WICOR s operations are summarized below in millions of dollars.

                            1995      1994      1993
Operating Revenues         ------    ------    ------
  Energy                   $522.8    $556.6    $574.8
  Manufacturing             337.8     311.2     274.7
                           ------    ------    ------
                           $860.6    $867.8    $849.5
                           ======    ======    ======

                            1995      1994      1993
Depreciation and Amortization        ------    ------    ------
  Energy                   $36.7     $37.4     $34.8
  Manufacturing             11.8       9.7       8.9
                           ------    ------    ------
                           $48.5     $47.1     $43.7
                           ======    ======    ======

                            1995      1994      1993
Operating Income           ------    ------    ------
  Energy                   $58.8     $44.4     $46.2
  Manufacturing             20.3      22.2      17.8
                           ------    ------    ------
                           $79.1     $66.6     $64.0
                           ======    ======    ======

                                               Actual
                           Estimated -------------------------------
                             1996     1995      1994      1993
Capital Expenditures        ------   ------    ------    ------
  Energy                    $48.1    $42.9     $44.6     $42.3
  Manufacturing              18.7     13.3      10.5       9.6
                            ------   ------    ------    ------
                            $66.8    $56.2     $55.1     $51.9
                            ======   ======    ======    ======

                             1995      1994      1993
Identifiable Assets        --------  --------  --------
  Energy                   $  718.3  $  707.9  $  737.2
  Manufacturing               290.2     222.8     196.5
                           --------  --------  --------
                           $1,008.5  $  930.7  $  933.7
                           ========  ========  ========


RESULTS OF OPERATIONS

Energy Group --

The Company s primary energy business is the distribution of natural gas through its Wisconsin Gas subsidiary. In 1995, the Company formed two non-regulated energy services-related businesses, WICOR Energy Services Company, a wholly owned subsidiary of the Company, and FieldTech, a division of Wisconsin Gas. These businesses offer a variety of services, including natural gas supply and related services and energy risk management; and contract meter reading, management of field operations and billing services for public and municipal gas, water and electric utilities. The Company views these businesses as important elements in meeting increasing competitive challenges in the natural gas industry and as a new source of growth for its energy related operations. The revenues derived from these businesses are not, however, material to the Company at the present time.

Increased sales margins for the Energy Group combined with lower levels of operating expenses resulted in an increase in operating income in 1995 as compared with 1994. Utility margin rates were reduced $10.1 million annually by a November 1994 rate order of the PSCW and $4.5 million annually by two voluntary rate reductions in 1995. These margin reductions have been more than offset by decreases in operating expenses.

Revenues, margins and volumes are summarized below. Margin, defined as revenues less cost of gas, is a better comparative performance indicator than revenues. Transportation service revenues are recorded at the same margin as sales with no corresponding cost of gas amount. Therefore, for a given rate class, the volume mix between sales and transportation service affects revenues but not margin. In addition, changes in cost of gas flow through to revenue under a gas adjustment clause, with no effect on margin.

                             1995      1994      1993
(Millions of Dollars)      --------  --------  --------
Gas sales revenue          $  515.0  $  550.0  $  565.1
Cost of gas sold              322.2     357.5     382.0
                           --------  --------  --------
Gas sales margin              192.8     192.5     183.1
Gas transportation margin       7.8       6.6       9.7
                           --------  --------  --------
Total margin               $  200.6  $  199.1  $  192.8
                           ========  ========  ========

                             1995      1994      1993
(Millions of Therms)       --------  --------  --------
Sales volumes
  Firm                        841       795       823
  Interruptible               314       282       208
Transport volumes             145       119       174
                           --------  --------  --------
Total throughput            1,300     1,196     1,205
                           ========  ========  ========


Total gas margin increased by 1% and 3% in 1995 and 1994, respectively. The increase in 1995 margin was due to higher volume sales which resulted primarily from weather which was 6% colder than 1994, offset in part by the rate reductions discussed above. The increase in 1994 margin was due to a November 1993 rate increase, offset by the impact of lower volume sales and the November 1994 rate decrease. Lower volumes in 1994 were primarily due to weather which was 5% warmer than 1993. In 1994, a number of industrial customers switched from transportation services to interruptible sales. This trend reversed in 1995. The Company anticipates more customers will switch to transportation services in 1996. Under current rates, there is no impact on margins from this switching activity.

Operation and maintenance expenses decreased by $12.3 million, or 11%, in 1995 as compared with 1994. The decrease was due primarily to lower labor and related benefit expenses ($6.3 million), the impact of the November 1994 rate reduction which reduced non-cash amortizations by $5.7 million and the nonrecurrence of a one-time charge of $2.7 million relating to a 1994 early retirement program taken in the first quarter of 1994. Operation and maintenance expenses increased by $6.1 million, or 6%, in 1994 as compared with the prior year. The increase was in large measure due to increases in uncollectible receivables expense ($2.8 million), the one-time charge of $2.7 million described above and amortization of business system software costs ($1.6 million). Savings from a reduced work force were somewhat offset by higher labor rates. Except for the 1994 early retirement program charge, these increases in expenses were recovered in rates on an annual basis under the November 1993 rate order. Since July 1993, the Wisconsin Gas work force has declined by 319 employees, or 23%, through early retirement, involuntary severance and attrition.

Manufacturing Group --

Manufacturing operating income in 1995 was $20.3 million compared with $22.2 million in 1994 and $17.8 million in 1993. The 1995 decrease in operating income was the result of soft domestic markets, sharply higher material costs in both domestic and international operations and a falloff in the Company s Australian operations. Furthermore, a combination of substantially reduced manufacturing inventories in North America and lower sales domestically and in Australia resulted in underutilized manufacturing capacity for the year. Management believes that these are short-term problems and are not indicative of the outlook for the manufacturing business in the long run. Manufacturing sales in 1995 were $337.8 million, an increase of 9% over 1994. International sales increased by 14% while domestic sales increased by 5% over the comparable period in 1994. On July 19, 1995, the Company acquired Hypro Corporation ( Hypro ) (See Note 2 of Notes to Consolidated Financial Statements). The Company s consolidated financial statements include the operating results of Hypro from the date of acquisition. Pro forma results of operations have not been presented because the effect of this acquisition was not significant. Hypro s post acquisition sales were $18.4 million.

Sales in 1994 were $311.2 million, an increase of 13% over 1993.
International sales improved by 21% and domestic sales also contributed to the increase. Significant sales improvements were noted in the water systems, pool and spa, recreational vehicle, marine and industrial markets.

International and export sales represented 39%, 37% and 34% of manufacturing sales in 1995, 1994 and 1993, respectively. The increase in 1995 was due primarily to continued sales growth that occurred in the Company s European markets.

Operating expenses increased in 1995 by 8% over 1994 due primarily to the addition of Hypro operating expenses. As a percentage of sales, 1995 operating expenses remained flat compared to the same period in 1994. Operating expenses increased in 1994 by 11% over 1993 primarily as a result of increased sales.


Interest Expense, Other Income and Expenses and Income Taxes --

The 1995 increase in interest expense as compared to 1994 was due primarily to increased manufacturing borrowings for higher international working capital requirements, the debt incurred for the Hypro acquisition and slightly higher interest rates. The 1994 decrease in interest expense as compared to 1993 was due primarily to a September 1993 long-term debt refinancing and to reduced levels of short-term borrowings.

The 1995 increase in other income was due primarily to the sale of the Company s investment in Filtron Technologies Corporation ( Filtron ) for a pre-tax gain of $1.4 million, $0.8 million after tax.

Income tax expense increased in 1995 reflecting increased pre-tax income. Income tax expense decreased in 1994 despite the increase in pre-tax book income. The effective income tax rate was reduced in 1994 primarily as a result of utilizing foreign tax incentives and the settlement of disputed tax matters.

Accounting Changes --

In March 1995, the Financial Accounting Standards Board ( FASB ) issued Statement of Financial Accounting Standards ( SFAS ) No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of. The Company is required to adopt this Statement no later than its 1996 fiscal year.

In October 1995, SFAS No. 123, Accounting for Stock Based Compensation, was issued and also requires adoption by the Company no later than its 1996 fiscal year. The standard requires expanded disclosures, and permits, but does not require, changes in the accounting for stock based compensation.
The implementation of SFAS No. 121 and SFAS No. 123 is not expected to have a material impact on the financial statements.


Effects of Changing Prices --

It is management s view that changes in the rate of inflation have not had a significant effect on WICOR s income over the past three years. Inflationary increases generally have been recovered through productivity improvements and/or product price increases. The Company continues to monitor the impact of inflation in order to minimize its effects in future years through pricing strategies, productivity improvements and cost reductions.

In November 1994, Wisconsin Gas received approval from the PSCW to use an alternative method of rate making that includes a three-year margin rate cap. After reviewing the impact of the margin rate cap and other factors, management believes that productivity improvements have and will continue to offset the impact of inflationary cost increases. This alternative method is discussed on page 23 under Regulatory Matters.



LIQUIDITY AND CAPITAL RESOURCES

Over the last three years, the Company has generated sufficient cash flows from operations to cover operating expenses, dividends and a portion of investment activities. Cash flow from operations totalled $69.9 million for 1995, compared with $103.6 million and $3.4 million for 1994 and 1993, respectively. The Company s cash flow provided by operating activities for 1995 included net income of $39.5 million; depreciation and amortization of $48.5 million; and a net increase in working capital, excluding cash and short-term debt. Cash flow provided by operating activities for 1994 included net income of $33.2 million; depreciation and amortization of $47.1 million; and a net decrease in working capital, excluding cash and short-term debt. Cash flow provided by operating activities for 1993 included net income of $29.3 million; depreciation and amortization of $43.7 million; and a net increase in working capital, excluding cash and short-term debt. These items were offset with funds used by Wisconsin Gas to purchase its initial inventory of gas held in storage. One of the impacts of Federal Energy Regulatory Commission ( FERC ) Order No. 636 is that utilities such as Wisconsin Gas must assume the responsibility for purchasing gas supplies and maintaining gas in storage. Previously, the pipeline companies performed those functions.

Investment Activities --

Capital expenditures increased by $1.1 million and $3.2 million in 1995 and 1994, respectively. Utility expenditures returned to more normal levels during the three-year period ending in 1995 following completion of a major expansion project in 1992. Both utility and manufacturing capital expenditures are expected to increase modestly in 1996, and are expected to be funded from operations.

In January 1995, WICOR sold its interest in Filtron, a manufacturer of filtration products, for approximately $5.1 million.

In July 1995, the Company acquired Hypro for $58 million in cash and the assumption of $13.3 million in operating liabilities. The acquisition was initially financed with borrowings under a credit facility entered into in connection with the acquisition. A portion of these borrowings were repaid during 1995 with the net proceeds from an offering of WICOR common stock. See Financing Activities and Note 2 of Notes to Consolidated Financial Statements for further discussion of this transaction.

In July 1993, WICOR acquired Shurflo Pump Manufacturing Co. ( Shurflo ) by exchanging approximately $27 million of WICOR stock for the outstanding common stock of Shurflo. See Note 2 of Notes to Consolidated Financial Statements for a further discussion of this transaction.

In 1992, the PSCW issued an order prescribing an equity-based formula for determining the limitation on non-utility investments. As of December 31, 1995, WICOR would be permitted to invest an additional $52.6 million in nonutility equity under this order. Nonutility subsidiaries can also borrow additional amounts for acquisitions within certain PSCW guidelines (See Note 6 of Notes to Consolidated Financial Statements).


Financing Activities --

During the latter part of each year, the energy business generally incurs short-term debt to finance increases in gas in storage and customer accounts receivable. The short-term debt is normally eliminated by the second quarter of the year as gas in storage is depleted and cash is received from winter heating sales.

In November 1995, Wisconsin Gas issued $65 million of 63/8% Notes due in 2005, the proceeds of which were used to redeem, at par, $50 million of 91/8% Notes due in 1997. The remainder of the proceeds were used to retire short-term debt which had been incurred for working capital purposes. During 1993, Wisconsin Gas issued $45 million of 6.6% Notes due in 2013, the proceeds of which were used to refinance $45 million of first mortgage bonds which had higher interest rates. The Company s ratio of debt to capitalization decreased to 34% in 1995 as compared to 36% in 1994 and 38% in 1993. The utility s embedded cost of long-term debt was 8.1%, 8.1% and 8.9% for the years ended December 31, 1995, 1994 and 1993, respectively.

In December 1995, the Company completed a public offering of 1,265,000 shares of common stock for the purpose of repaying a portion of the borrowings under the credit facility entered into in connection with the July 1995 acquisition of Hypro. Amounts remaining outstanding under this credit facility accrued interest at an annual rate of approximately 5.9% as of December 31, 1995, and mature in July 1996. Net proceeds to the Company from the common stock offering, after deduction of associated expenses, were $38.9 million. In the first half of 1996, the Company, and/or one of its subsidiaries, plans to issue long-term debt for the purpose of repaying the remaining balance of the credit facility.

WICOR raised its dividend by approximately 3% in each of 1995, 1994 and 1993. The current annual dividend rate is $1.64 per share. At December 31, 1995, the Company had $104.1 million of unrestricted retained earnings available for dividend payments to shareholders.

The WICOR Plan, established in 1992, allows customers, shareholders, employees, Wisconsin residents and certain suppliers to purchase WICOR common stock directly and through dividend reinvestment without paying fees or service charges. During 1995, 1994 and 1993, respectively, 54,000, 511,000 and 685,000 shares of WICOR common stock were issued through the WICOR Plan and through various employee benefit plans. These stock issuances provided funds to the Company of $1.2 million, $10.6 million and $16.7 million in 1995, 1994 and 1993, respectively. Effective February 1, 1995, share requirements for the WICOR Plan have been met through open market purchases of WICOR common stock.

As described in Note 6 of Notes to Consolidated Financial Statements, a 1993 PSCW rate order retained certain limitations with respect to equity levels and dividend payments of Wisconsin Gas. Restrictions imposed by the PSCW are not expected to have any material effect on WICOR s ability to meet its cash obligations.

Wisconsin Gas ratio of pre-tax earnings to fixed charges was 4.0 in 1995 and 2.9 in 1994, as a result of higher earnings and fixed charges that remained relatively constant.

Access to credit markets and the costs associated therewith can be correlated to credit quality. Wisconsin Gas unsecured bond rating from Moody s Investors Service and Standard and Poor s Corporation remained in 1995 at Aa3 and AA-, respectively. Such ratings are not a recommendation to buy, sell or hold securities, but rather an indication of creditworthiness.

The following is a summary of the meanings of the ratings shown above and the relative rank of the Company s rating within each agency s classification system. Moody s top four corporate bond ratings (Aaa, Aa, A and Baa) are generally considered investment grade. Obligations which are rated Aa are judged to be of high quality by all standards. Together with the Aaa group they comprise what are generally known as high-grade bonds. Aa securities are rated lower than the Aaa rated bonds because margins of protection may not be as large as in Aaa securities; or fluctuation of protective elements may be of greater amplitude; or there may be other elements present which make the long-term risk appear somewhat larger than the Aaa securities. A numerical modifier ranks the security within the category with a 1 indicating the high end, a 2 indicating the midrange and a 3 indicating the low end of the category. Standard & Poor s top four corporate bond ratings (AAA, AA, A and BBB) are considered investment grade. Based on Standard & Poor s rating system, debt rated AA has a very strong capacity to pay interest and repay principal and differs from the highest rated issues only in small degree. A plus (+) or minus (-) sign may be used after Standard & Poor s ratings to designate the relative position of a credit rating within the rating category.

Commercial paper carrying an A-1+ rating by Standard & Poor s Corporation and P-1 by Moody s Investors Service is routinely issued by Wisconsin Gas as needed to finance seasonal working capital needs, principally customer receivables and gas in storage. Such ratings are not a recommendation to buy, sell, or hold securities, but rather an indication of creditworthiness. Moody s top three short-term debt ratings (P-1, P-2 and P-3) are generally considered investment grade and are intended to indicate the relative repayment ability of related issuers. According to Moody s rating system, short-term debt rated P-1 has a superior ability for repayment of senior short-term debt obligations. Wisconsin Gas had no short-term debt outstanding for five months and two months in 1995 and 1994, respectively.

WICOR and its subsidiaries maintain multi-year revolving credit agreements expiring in March 1998, including separate agreements of $25 million for WICOR, $30 million for Wisconsin Gas and $15 million for Sta-Rite. Wisconsin Gas finances working capital by issuing commercial paper in the open market. In 1993, Sta-Rite renewed a $25 million commercial paper issuance facility. Commercial paper outstanding, on a consolidated basis, at December 31, 1995 and 1994 was $60.0 million and $94.6 million, respectively.

The Company believes that it has adequate capacity to fund its operations for the foreseeable future through its borrowing arrangements and internally generated cash.


Regulatory Matters --

Wisconsin Gas is subject to the jurisdiction of the PSCW as to various phases of its operations, including rates, service and issuance of securities. The PSCW has instituted a generic proceeding to consider how its regulation of gas distribution utilities should change to reflect the changing competitive environment in the gas industry. To date, the PSCW has made a policy decision to deregulate the sale of natural gas in customer segments with workably competitive market choices. Hearings are tentatively planned for 1996, with the expectation that the general policy decisions defining the scope of a new regulatory framework will be made by the end of 1996. The Company is unable to determine what impact this proceeding may have on Wisconsin Gas future operations.

Under current utility regulation Wisconsin Gas only earns a profit on the transportation of natural gas and not on the sale of natural gas. Because of this and consistent with the PSCW s policy decision, Wisconsin Gas is actively seeking to create the competitive market conditions necessary to exit the natural gas sales business and provide only gas transportation services within its utility service territory. To that end, Wisconsin Gas made a filing with the PSCW on December 29, 1995, designed to enhance the competitive market for gas sales to non-residential customers. In general, under its filing Wisconsin Gas proposes to provide new services to enable third-party marketers of natural gas to establish pools, or groups, of customers. A customer pool would effectively be treated by Wisconsin Gas as if it were a single customer, thereby greatly reducing the administrative burden and costs incidental to marketers serving a large number of customers. The Wisconsin Gas filing also proposes changes to the gas sales rate schedules applicable to its largest interruptible customers. The changes are designed to enhance competition by enabling those customers to compare services and prices available from Wisconsin Gas and third-party marketers.

Wisconsin Gas expects to make another filing during the first half of 1996 to implement a residential customer supplier choice demonstration program. Such a program would test market acceptance of competition by enabling third-party gas marketers to pool residential customers in a manner similar to that described above for non-residential customers.

The Company is unable to predict: (1) whether the PSCW will approve Wisconsin Gas pending and future filings nor when any such approvals will be issued and become effective, (2) the length of time it will take for Wisconsin Gas to fully exit the gas sales business for all customer classes, if indeed it will be permitted to do so, and (3) whether and to what extent shareholders might be required to bear any costs that may arise in connection with contractual commitments and additional costs involved in transforming Wisconsin Gas business.

In July 1995, the PSCW initiated a proceeding to develop principles and analyze alternatives for gas utilities to recover purchased gas costs to replace the traditional purchased gas adjustment ( PGA ) mechanism. The PSCW staff is soliciting proposals from interested parties. It is possible that some form of gas cost incentive mechanism will be recommended for adoption by the PSCW. In general, an incentive mechanism would establish a targeted gas cost for a utility and would reward or penalize that utility based on its actual gas costs incurred relative to the target. The PSCW has scheduled hearings for March 1996, with any changes in the PGA mechanism to be effective November 1, 1996. The Company is unable to predict whether any changes to the PGA mechanism will be adopted or the effect any changes that are adopted may have.

Under a November 1994 rate order, Wisconsin Gas rates are subject to a three-year margin rate cap (through October 1997) based upon rates approved in November 1993. The PSCW order also specified margin rate floors for each rate class. Wisconsin Gas has the ability to raise or lower margin rates within the specified range on a quarterly basis. Wisconsin Gas reduced its base rates by $1.5 million and $3.0 million on an annualized basis effective August 1, 1995, and November 1, 1995, respectively. With these reductions, Wisconsin Gas rates are designed to recover $4.5 million per year less than the maximum margin recovery allowed by the PSCW s rate order.

On November 1, 1993, ANR Pipeline Company ( ANR ), Wisconsin Gas principal pipeline supplier, filed for a general rate increase with the FERC. The filing proposes increases in many areas of ANR s regulated cost of service. The FERC ordered a reduction or elimination of certain cost increases and permitted ANR to place the balance of the rate increase into effect on May 1, 1994, subject to refund of any amounts ultimately determined to be unjust and unreasonable. Hearings began January 31, 1996. The Company believes that any amount by which ANR is ultimately permitted to increase its rates in this proceeding will not have a material impact on Wisconsin Gas or the Company.

SFAS No. 71 Accounting for the Effects of Certain Types of Regulation provides that rate-regulated public utilities such as Wisconsin Gas record certain costs and credits allowed in the ratemaking process in different periods than would be required for unregulated businesses. These costs and credits are deferred as regulatory assets or regulatory liabilities and are recorded on the income statement at the time they are recognized in rates. SFAS No. 71 continues to be applicable to Wisconsin Gas in that its rates are approved by a third party regulator and are designed to recover its cost of service. Wisconsin Gas believes its current cost based rates are competitive in the open market.

Pipeline companies have been allowed to pass through to local gas distributors various costs incurred in the transition to FERC Order No. 636. The PSCW has authorized that such costs that have been passed through to Wisconsin Gas be recovered in rates charged to customers. Although complete assurance cannot be given, it is believed that any additional future transition costs will also be recoverable from customers.


Environmental Matters --

Wisconsin Gas is in the process of preparing a remedial action options report and recommendation for presentation to the Wisconsin Department of Natural Resources concerning two previously owned sites on which it operated manufactured gas plants. Wisconsin Gas currently anticipates that the costs incurred in the remediation effort will be recoverable from insurers or through rates and will not have a material adverse effect on the Company s liquidity or results of operations.

The manufacturing segment has provided reserves believed sufficient to cover its estimated costs related to contamination associated with its manufacturing facilities.

For additional disclosure regarding environmental matters, see Note 7 of Notes to Consolidated Financial Statements.


          *** FOUR BAR CHARTS FOLLOW THIS DISCUSSION ***


                      WICOR Operating Income
                       (millions of dollars)

  year                       91      92     93      94     95
                           ------  ------ ------  ------ ------
  energy                   $39.5   $43.3  $46.2   $44.4  $58.8
  manufacturing             11.7    10.0   17.8    22.2   20.3
                           ------  ------ ------  ------ ------
  total                    $51.2   $53.3  $64.0   $66.6  $79.1
                           ======  ====== ======  ====== ======

               WICOR Return on Average Common Equity
          before cumulative effects of accounting changes

year                         91      92     93      94     95
                           ------  ------ ------  ------ ------
                             9.5     9.2   11.2    11.6   13.1

                        Annual Degree Days
                   % warmer than 20-year average

year                         91      92     93      94     95
                           ------  ------ ------  ------ ------
                            10.8     6.4    4.1     9.0    2.8


           Manufacturing International and Export Sales
                       (millions of dollars)

year                         91      92     93      94     95
                           ------  ------ ------  ------ ------
                            75.5    85.9   93.8   114.2  130.2

To the Shareholders and Board of Directors of WICOR, Inc.:

We have audited the accompanying consolidated balance sheets and statements of capitalization of WICOR, Inc. (a Wisconsin corporation) and subsidiaries as of December 31, 1995 and 1994, and the related consolidated statements of income, common equity and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of WICOR, Inc. s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of WICOR, Inc. and subsidiaries as of December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.

Milwaukee, Wisconsin       Arthur Andersen LLP
January 22, 1996

Consolidated Statements of Income

(Thousands of Dollars, Except per Share Amounts)


Year Ended December 31,                      1995      1994      1993
                                          ----------          ----------     ----------
Operating Revenues
  Energy                                  $ 522,840 $ 556,587 $ 574,835
  Manufacturing                             337,754   311,168   274,693
                                          ----------          ----------     ----------
                                            860,594             867,755   849,528
                                          ----------          ----------     ----------
Operating Costs and Expenses
  Cost of gas sold                          322,198   357,482   382,027
  Manufacturing cost of sales               245,688   222,679   197,297
  Operations and maintenance                174,515   181,820   169,068
  Depreciation and amortization              29,696    29,416    28,044
  Taxes, other than income taxes              9,421     9,748     9,141
                                          ----------          ----------     ----------
                                            781,518   801,145   785,577
                                          ----------          ----------     ----------
Operating Income                             79,076    66,610    63,951
                                          ----------          ----------     ----------
  Interest expense                          (19,299)            (16,698)       (17,428)
  Other income and expenses                   2,438       574       266
                                          ----------          ----------     ----------
Income Before Income Taxes                   62,215    50,486    46,789
  Income taxes                               22,688    17,312    17,476
                                          ----------          ----------     ----------
Net Income                                $  39,527 $  33,174 $  29,313
                                          ==========          ==========     ==========
Per Share of Common Stock
  Net income                              $    2.32 $    1.99 $    1.82
  Cash dividends                          $    1.62 $    1.58 $    1.54

Average common shares outstanding (thousands)          17,020    16,708    16,096


The accompanying notes are an integral part of these statements.

Consolidated Balance Sheets

(Thousands of Dollars)         December 31,            1995      1994
                                          -----------         -----------
Assets
  Current Assets
     Cash and cash equivalents            $   20,380          $   35,138
     Accounts receivable, less allowance for
       doubtful accounts of $10,343 and $9,233,
       respectively                          132,203             103,487
     Accrued utility revenues                 48,847              40,327
     Manufacturing inventories                68,236              60,239
     Gas in storage, at weighted average cost           24,117              38,050
     Deferred income taxes                    20,256              15,540
     Prepayments and other                    14,990              19,519
                                          -----------         -----------
                                             329,029             312,300
                                          -----------         -----------
  Property, Plant and Equipment, at cost
     Gas distribution                        757,950             718,988
     Manufacturing                           119,032             103,696
                                          -----------         -----------
                                             876,982             822,684
     Less accumulated depreciation
        and amortization                     440,942             407,121
                                          -----------         -----------
                                             436,040             415,563
                                          -----------         -----------
  Deferred Charges and Other
     Regulatory assets                       104,145             116,896
     Goodwill                                 61,096               6,914
     Prepaid pension costs                    33,073              30,865
     Systems development costs                28,868              34,071
     Other                                              16,263              14,099
                                          -----------         -----------
                                             243,445             202,845
                                          -----------         -----------
                                          $1,008,514          $  930,708
                                          ===========         ===========

The accompanying notes are an integral part of these statements.

Consolidated Balance Sheets

(Thousands of Dollars)         December 31,            1995                1994
                                          -----------         -----------
Liabilities and Capitalization
  Current Liabilities
     Short-term borrowings                $  106,377          $  111,506
     Accounts payable                         63,920              65,626
     Refundable gas costs                     34,347              18,058
     Accrued payroll and benefits             16,340              15,141
     Current portion of long-term debt         6,836               5,031
     Accrued taxes                             6,940               8,400
     Other                                              19,638              15,661
                                          -----------         -----------
                                             254,398             239,423
                                          -----------         -----------
  Deferred Credits and Other
     Postretirement benefit obligation        67,306              69,730
     Regulatory liabilities                   64,896              60,900
     Deferred income taxes                    39,282              42,322
     Accrued environmental remediation costs            36,381              37,188
     Unamortized investment tax credit         7,724               8,187
     Accrued pipeline transition costs           261               7,411
     Other                                              18,287              12,410
                                          -----------         -----------
                                             234,137             238,148
                                          -----------         -----------
  Commitments and Contingencies (Note 7)

  Capitalization (See accompanying statement)
     Long-term debt                          174,713             161,669
     Redeemable preferred stock                    -                   -
     Common equity                           345,266             291,468
                                          -----------         -----------
                                             519,979             453,137
                                          -----------         -----------
                                          $1,008,514          $  930,708
                                          ===========         ===========

The accompanying notes are an integral part of these statements.

Consolidated Statements of Cash Flows
Increase (Decrease) in Cash and Cash Equivalents

(Thousands of Dollars)  Year Ended December 31,     1995       1994      1993
                                          ----------          ----------     ----------
Operations
  Net income                              $  39,527           $  33,174      $  29,313
  Adjustments to reconcile net income to
   net cash flow from operating activities:
     Depreciation and amortization           48,477              47,097         43,738
     Deferred income taxes                   (6,436)             (9,091)        (3,969)
  Changes in:
     Receivables                            (33,298)             21,105        (13,993)
     Manufacturing inventories               (1,931)             (2,027)        (2,590)
     Gas in storage                          14,121               6,647        (38,050)
     Other current assets                     3,545              (4,827)          (569)
     Systems development costs                    -                (841)        (6,530)
     Accounts payable                        (6,889)              2,943        (11,055)
     Refundable gas costs                    16,289               2,462          1,955
     Accrued taxes                           (7,839)             (2,412)         9,169
     Other current liabilities                5,176                 947           (292)
     Other noncurrent assets and liabilities             (824)              8,374         (3,726)
                                          ----------          ----------     ----------
       Cash provided by operating activities           69,918             103,551          3,401
                                          ----------          ----------     ----------
Investment Activities
  Capital expenditures                      (56,241)            (55,051)       (51,906)
  Proceeds from sale of assets                5,099                  42          5,328
  Acquisitions                              (58,256)                (72)        (2,120)
  Other, net                                    365                 343            541
                                          ----------          ----------     ----------
     Cash (used in) investing activities   (109,033)            (54,738)       (48,157)
                                          ----------          ----------     ----------
Financing Activities
  Change in short-term borrowings             4,059             (21,617)        59,603
  Issuance of long-term debt                 65,000               1,869         47,446
  Reduction of long-term debt               (57,700)             (4,795)       (50,982)
  Issuance of common stock                   40,285              10,649         16,682
  Dividends paid on common stock,
     less amounts reinvested                (27,454)            (23,247)       (21,450)
  Other                                                   167                 513           (222)
                                          ----------          ----------     ----------
   Cash (used) provided by financing activities        24,357             (36,628)        51,077
                                          ----------          ----------     ----------
Change in Cash and Cash Equivalents         (14,758)             12,185          6,321
Cash and cash equivalents at beginning of year         35,138              22,953         16,632
                                          ----------          ----------     ----------
Cash and Cash Equivalents at End of Year  $  20,380           $  35,138      $  22,953
                                          ==========          ==========     ==========

The accompanying notes are an integral part of these statements.

Consolidated Statements of Capitalization

(Thousands of Dollars)      December 31,     1995                1994
                                          ----------          ----------
Long-Term Debt
  Wisconsin Gas:
     First mortgage bonds
       Adjustable Rate Series,
          9.3% and 7.4%, respectively, due 1999     $   6,000           $  10,000
     9-1/8% Notes due 1997                        -              50,000
     7-1/2% Notes due 1998                   40,000              40,000
     6.6% Notes due 2013                     45,000              45,000
     6-3/8% Notes due 2005                   65,000                   -
  Sta-Rite:
     First mortgage notes, adjustable rate, 5.3%
          to 5.8%, due semi-annually through 2000         909               1,203
     Industrial revenue bonds, 7.84%,
        payable through 2000                  1,770               2,190
     Commercial paper under multi-year
        credit agreement                     11,202               6,853
     Capital lease obligations and other      1,271               1,222
  Unamortized (discount), net                (1,754)             (1,169)
  ESOP loan guarantee                         5,315               6,370
                                          ----------          ----------
                                            174,713             161,669
                                          ----------          ----------
Redeemable Preferred Stock
  WICOR:
     $1.00 par value; authorized 1,500,000 shares           -                   -
  Wisconsin Gas:
     Without par value, cumulative;
       authorized 1,500,000 shares                -                   -
                                          ----------          ----------
                                                  -                   -
                                          ----------          ----------
Common Equity
  Common stock, $1.00 par value, authorized
     60,000,000 shares; outstanding 18,237,000
     and 16,918,000 shares, respectively     18,237              16,918
  Other paid-in capital                     219,133             180,000
  Retained earnings                         113,491             101,418
  Unearned compensation-ESOP and restricted stock      (5,595)             (6,868)
                                          ----------          ----------
                                            345,266             291,468
                                          ----------          ----------
Total Capitalization                      $ 519,979           $ 453,137
                                          ==========          ==========

The accompanying notes are an integral part of these statements.

Consolidated Statements of Common Equity


(Thousands of Dollars)         December 31,         1995       1994     1993
                                          ----------          ----------     ----------
Common Stock
  Balance at beginning of year            $  16,918           $  16,407      $  15,722
     Issued in connection with underwritten
       public offering                        1,265                   -              -
     Issued in connection with dividend
       reinvestment, customer stock purchase
       and employee benefit plans                54                 511            685
                                          ----------          ----------     ----------
  Balance at end of year                     18,237              16,918         16,407
                                          ----------          ----------     ----------
Other Paid-in Capital
  Balance at beginning of year              180,000             166,710        148,064
     Issued in connection with underwritten
       public offering                       37,684                   -              -
     Received in connection with dividend
       reinvestment, customer stock purchase
       and employee benefits plans            1,449              13,290         18,646
                                          ----------          ----------     ----------
  Balance at end of year                    219,133             180,000        166,710
                                          ----------          ----------     ----------
Retained Earnings
  Balance at beginning of year              101,418              94,643         90,102
     Net income                              39,527              33,174         29,313
     Dividends on common stock              (27,454)            (26,399)       (24,099)
     Other                                                  -                   -           (673)
                                          ----------          ----------     ----------
  Balance at end of year                    113,491             101,418         94,643
                                          ----------          ----------     ----------
Unearned Compensation - ESOP and Restricted Stock
  Balance at beginning of year               (6,868)             (7,484)        (8,601)
     Loan payments                            1,055               1,114          1,117
     Issuance of restricted stock                 -                (723)             -
     Amortization of restricted stock           218                 225              -
                                          ----------          ----------     ----------
  Balance at end of year                     (5,595)             (6,868)        (7,484)
                                          ----------          ----------     ----------
Total Common Equity at End of Year        $ 345,266           $ 291,468      $ 270,276
                                          ==========          ==========     ==========

The accompanying notes are an integral part of these statements.

Quarterly Financial Data (Unaudited)

Because seasonal factors significantly affect the Company s operations (particularly at the Wisconsin Gas level), the following data may not be comparable between quarters:


(Thousands of Dollars, Except per Share Amounts)

                          Quarters:          First              Second          Third         Fourth
                                -----------         ----------          -----------         ----------
1995
---------------------------------------
  Operating revenues            $  269,304          $ 179,199           $  162,738          $ 249,353
  Operating income (loss)       $   42,848          $   8,456           $   (3,033)         $  30,805
  Income available for common stock       $   24,789          $   2,678      $   (4,944)    $  17,004
  Net income(loss)/common share(a)        $     1.46          $    0.16      $    (0.29)    $    0.99

1994
---------------------------------------
  Operating revenues            $  320,625          $ 186,079           $  151,037          $ 210,014
  Operating income (loss)       $   49,444          $   5,500           $   (8,668)         $  20,334
  Income available for common stock       $   28,202          $     998      $   (8,069)    $  12,043
  Net income(loss)/common share(a)        $     1.71          $    0.06      $    (0.48)    $    0.71



(a) Quarterly earnings per share may not total to the amounts reported for the year since the computation is based on weighted average common shares outstanding during each quarter.

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1 ACCOUNTING POLICIES

a  Principles of Consolidation

The consolidated financial statements include the accounts of WICOR, Inc., (WICOR or the Company) and its wholly-owned subsidiaries: Wisconsin Gas Company (Wisconsin Gas), WICOR Energy Services Company (WESCO), Sta-Rite Industries, Inc. (Sta-Rite), SHURflo Pump Manufacturing Co. (Shurflo) and Hypro Corporation (Hypro). All appropriate intercompany transactions have been eliminated.

b  Business

The Company is a diversified holding Company with two principal business groups: energy and manufacturing of pumps and processing equipment used to pump, control, transfer, hold and filter water and other fluids. The Company engages in natural gas distribution through Wisconsin Gas, the oldest and largest natural gas distribution utility in Wisconsin. Wisconsin Gas is subject to regulation by the Public Service Commission of Wisconsin (PSCW) and gives recognition to ratemaking policies substantially in accordance with the Federal Energy Regulatory Commission (FERC) System of Accounts. At December 31, 1995, Wisconsin Gas served approximately 505,000 customers in 503 communities. The natural gas distribution and related services group accounted for 61% and 74% of the Company s 1995 operating revenues and operating income, respectively. Through several nonutility subsidiaries, the Company also engages in the manufacture and sale of pumps, fluid processing and filtration equipment. The Company s products are used primarily in water system, pool and spa, agriculture, RV/marine and beverage/ food service applications. The manufacturing group accounted for 39% and 26% of the Company s 1995 operating revenues and operating income, respectively.

c  Gas Distribution Revenues and Purchased Gas Costs

Utility billings are rendered on a cycle basis. Revenues include estimated amounts accrued for service provided but not yet billed.

Wisconsin Gas rate schedules contain purchased gas adjustment (PGA) provisions which permit the recovery of actual purchased gas costs incurred. The difference between actual gas costs incurred and costs recovered through rates, adjusted for inventory activity, is deferred as a current asset or liability. The deferred balance is returned to or recovered from customers at intervals throughout the year and any residual balance at the annual October 31 reconciliation date is subsequently refunded to or recovered from customers.

The PSCW is currently permitting Wisconsin Gas to recover pipeline supplier take-or-pay settlement costs, allocating a portion of the direct-billed costs to each customer class, including transportation customers.

d  Plant and Depreciation

Gas distribution property, plant and equipment is stated at original cost, including overhead allocations. Upon ordinary retirement of plant assets, their cost plus cost of removal, net of salvage, is charged to accumulated depreciation, and no gain or loss is recognized.

The depreciation of Wisconsin Gas assets is computed using straight-line rates over estimated useful lives and considers salvage value. These rates have been consistently used for ratemaking purposes. The composite rates are 4.2%, 4.5% and 4.7% for 1995, 1994 and 1993, respectively. Depreciation of manufacturing property is calculated under the straight-line method over the estimated useful lives of the assets (3 to 10 years for equipment and 30 years for buildings) and is primarily reported as a cost of sales.

e  Regulatory Accounting

The Company and Wisconsin Gas account for their regulated operations in accordance with Statement of Financial Accounting Standards (SFAS) No. 71,
 Accounting for the Effects of Certain Types of Regulation. This statement sets forth the application of generally accepted accounting principles to those companies whose rates are determined by an independent third-party regulator. The economic effects of regulation can result in regulated companies recording costs that have been or are expected to be allowed in the ratemaking process in a period different from the period in which the costs would be charged to expense by an unregulated enterprise. When this occurs, costs are deferred as assets in the balance sheet (regulatory assets) and recorded as expenses in the periods those same amounts are reflected in rates. Additionally, regulators can impose liabilities upon a regulated company for amounts previously collected from customers and for amounts that are expected to be refunded to customers (regulatory liabilities).

The amounts recorded as regulatory assets and regulatory liabilities in the Consolidated Balance Sheet at December 31, 1995 and 1994 are as follows:

(Thousands of Dollars)             1995                1994
                                ----------          ----------
Regulatory assets:
  Postretirement benefit
     costs (Note 9)             $  45,054           $  47,832
  Deferred environmental costs     41,457              41,942
  Pipeline transition costs           261               7,411
  Income tax-related amounts
     due from customers             3,357               3,711
  Other                                      14,016              16,000
                                ----------          ----------
                                $ 104,145           $ 116,896
                                ==========          ==========
Regulatory liabilities:
  Income tax-related amounts
     due to customers           $  22,891           $  24,098
  Pension costs (Note 9)           19,482              22,333
  Other                                      22,523              14,469
                                ----------          ----------
                                $  64,896           $  60,900
                                ==========          ==========

Consistent with PSCW regulation, Wisconsin Gas has capitalized computer systems development costs and amortizes the costs to expense over a five- to ten- year period.

Wisconsin Gas is precluded from discontinuing service to residential customers within its service area during a certain portion of the heating season. Any differences between doubtful account provisions based on actual experience and provisions allowed for ratemaking purposes by the PSCW are deferred for later recovery in rates as a cost of service. The most recent PSCW rate order provides for a $13.9 million allowable annual provision for doubtful accounts, including amortization of prior deferred amounts.

See Notes 7 and 9 for discussion of additional regulatory assets.

f  Income Taxes

The Company files a consolidated Federal income tax return and allocates Federal current tax expense or credits to each subsidiary based on its respective separate tax computation.

For Wisconsin Gas, investment tax credits were recorded as a deferred credit on the balance sheet and are being amortized to income over the applicable service lives of the related properties consistent with regulatory treatment.

g  Net Income per Common Share

Net income per common share is based on the weighted average number of shares. Employee stock options are not recognized in the computation of earnings per common share as they are not materially dilutive.

h  Manufacturing Inventories

Approximately 58% and 48% of manufacturing inventories, in 1995 and 1994, respectively, are priced using the last-in, first-out (LIFO) method (not in excess of market), with the remaining inventories priced using the first-in, first-out (FIFO) method. If the FIFO method had been used exclusively, manufacturing inventories would have been $7.9 million and $8.4 million higher at December 31, 1995 and 1994, respectively.

i  Cash Flows

The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents. Due to the short maturity of these instruments, market value approximates cost.

Beginning in 1995, dividends to be reinvested in shareholder accounts were purchased in the open market. The Company s dividends reinvested (pursuant to its dividend reinvestment plan) totalled $3.2 million and $2.6 million for 1994 and 1993, respectively.

For purposes of the Consolidated Statements of Cash Flows, income taxes paid (net of refunds) and interest paid (excluding capitalized interest) were as follows for each of the years ended December 31, 1995, 1994 and 1993:

(Thousands of Dollars)            1995      1994      1993
                                --------  --------  --------
Income taxes paid               $ 27,801  $ 31,384  $ 16,106
Interest paid                   $ 18,855  $ 15,714  $ 17,678

j  Derivative Financial Instruments

The Company has a limited involvement with derivative financial instruments and does not use them for trading or speculative purposes. Foreign exchange futures and forward contracts are used to hedge foreign exchange exposure resulting from international purchases or sales of products. Gains and losses from open contracts are deferred until recognized as part of the purchase transaction. Such gains and losses included in net income in the Consolidated Statements of Income for the years ended December 31, 1995, 1994 and 1993 were not material. Wisconsin Gas purchased options in 1995 to hedge a small portion of gas costs incurred for resale. The cost of the options and any gains or losses realized do not affect income since they are accounted for under the purchased gas adjustment clause. k Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those results.

l  Reclassifications

Certain prior year financial statement amounts have been reclassified to conform to their current year presentation.

2 MERGERS AND ACQUISITIONS

On July 19, 1995, the Company completed the acquisition of Hypro for $58 million in cash and the assumption of operating liabilities totaling $13.3 million. Hypro designs, manufactures and markets pumps and water processing equipment for the agricultural, high-pressure cleaning, marine, industrial and fire protection markets. The acquisition has been accounted for as a purchase and the results of operations of Hypro have been included in the consolidated financial statements commencing July 19, 1995. The purchase price was allocated to the net assets based upon their estimated fair market values. The excess of the purchase price over the estimated fair value of net assets acquired amounted to approximately $58 million, which has been recorded as goodwill and is being amortized straight line over 40 years.

On July 28, 1993, the Company completed its merger with Carr-Griff, Inc. which became SHURflo, a wholly-owned subsidiary of WICOR, Inc. Shurflo designs, manufactures and sells pumps to the food service, recreational vehicle, marine, industrial and water purification markets. The Company issued approximately 0.9 million shares of common stock, valued at approximately $27 million, for all the outstanding common stock of Shurflo. This transaction was accounted for as a pooling of interests.

3 INCOME TAXES

The current and deferred components of income tax expense for each of the years ended December 31, are as follows:

(Thousands of Dollars)             1995                1994                1993
                                ----------          ----------          ----------
Current
  Federal                       $  25,728           $  23,516           $  18,576
  State                                                         6,641       5,816               4,742
  Foreign                           1,256               1,627                 834
                                ----------          ----------          ----------
     Total Current                 33,625              30,959              24,152
                                ----------          ----------          ----------
Deferred
  Federal                         (10,275)            (11,247)             (6,432)
  State                                                        (1,816)     (2,012)               (961)
  Foreign                           1,154                (388)                717
                                ----------          ----------          ----------
     Total Deferred               (10,937)            (13,647)             (6,676)
                                ----------          ----------          ----------
Total Provision                 $  22,688           $  17,312           $  17,476
                                ==========          ==========          ==========
/TABLE

The provision for income taxes differs from the amount of income tax determined by applying the applicable U.S. statutory federal income tax rate to pretax income as a result of the following differences:

(Thousands of Dollars)
 Year ended December 31,         1995           1994           1993
                            -------------- -------------- --------------
Statutory U.S. tax rates    $21,775 35.0%  $17,670 35.0%  $16,376 35.0%
State income taxes, net       3,235  5.2     2,518  5.0     2,326  5.0
Excess of foreign (benefit) provision
  over U.S. statutory tax rate  378  0.6      (174)(0.3)      886  1.9
Investment credit restored     (457)(0.7)     (461)(0.9)     (473)(1.0)
Amortization of excess deferred taxes         (507)(0.8)     (505)(1.0)     (532)(1.1)
Settlement of disputed tax matters   - -      (998)(2.0)        -    -
Other, net                                  (1,736)(2.8)     (738)(1.5)   (1,107)(2.4)
                            -------------- -------------- --------------
Effective Tax Rates         $22,688 36.5%  $17,312 34.3%  $17,476 37.4%
                            ============== ============== ==============

The components of deferred income tax assets and liabilities at December 31, 1995 and 1994 are as follows:

(Thousands of Dollars)             1995      1994
                                --------------------
Deferred Income Tax Assets
  Recoverable gas costs         $  13,416 $   7,258
  Inventory                         1,290     1,935
  Deferred compensation             2,416     2,026
  Other                                       3,134     4,321
                                --------------------
                                $  20,256 $  15,540
                                ====================
Deferred Income Tax Liabilities
  Property related              $  44,647 $  41,054
  Systems development costs        11,586    13,675
  Investment tax credit            (5,109)   (5,416)
  Gas transition costs                105     2,974
  Postretirement benefits          (8,195)   (8,059)
  Deferred compensation            (3,044)   (3,055)
  Pension benefits                  5,039     2,842
  Environmental                    (4,725)   (1,669)
  Other                                      (1,022)      (24)
                                --------------------
                                $  39,282 $  42,322
                                ====================

4 SHORT-TERM BORROWINGS

As of December 31, 1995 and 1994, the Company had total unsecured lines of credit available from banks of $204.2 million and $206.5 million, respectively. These borrowing arrangements may require the maintenance of average compensating balances, which are generally satisfied by balances maintained for normal business operations, and may be withdrawn at any time.


(Thousands of Dollars)   December 31,        1995      1994
                                --------------------
Notes payable to banks
  U.S. subsidiaries             $  27,000 $     100
  Non-U.S. subsidiaries            19,352    16,835
Commercial paper - U.S.            60,025    94,571
                                --------------------
                                $ 106,377 $ 111,506
                                ====================
Weighted average interest rates on
  debt outstanding at end of year:
     Notes payable to banks
       U.S. subsidiaries              5.9%      7.5%
       Non-U.S. subsidiaries          9.2%      6.2%
     Commercial paper - U.S.          5.9%      5.9%

Highest month-end balance       $ 129,058 $ 111,506
Average month-end balance       $  71,911 $  63,451


5 LONG-TERM DEBT

In November 1995, Wisconsin Gas issued $65 million of 6 3/8% Notes due in 2005, a portion of the proceeds were used to redeem $50 million of 9 1/8% Notes due in 1997. In September 1993, Wisconsin Gas issued $45 million of 6.6% Notes due in 2013, the proceeds of which were used to refinance $45 million of first mortgage bonds. Substantially all gas distribution and certain manufacturing property and plant is subject to first mortgage liens. Maturities and sinking fund requirements during the succeeding five years on all long-term debt total $6.8 million, $14.9 million, $43.0 million, $2.1 million and $0.4 million in 1996, 1997, 1998, 1999 and 2000, respectively.


6 RESTRICTIONS

A November 1993 rate order issued by the PSCW sets an equity range of 43% to 50% for Wisconsin Gas and also requires Wisconsin Gas to request PSCW approval prior to the payment of dividends on its common stock to WICOR if the payment would reduce its common equity (net assets) below 43% of total capitalization (including short-term debt). Under this requirement, $26.8 million of Wisconsin Gas net assets at December 31, 1995, plus future earnings, were available for such dividends without PSCW approval. In addition, the PSCW must also approve any dividends in excess of $16 million for any 12 month period beginning November 1 if such dividends would reduce Wisconsin Gas total equity below 48.43% of its total capitalization. Wisconsin Gas paid $4 million in dividends in November 1995 and expects to pay $19 million in dividends for the 12 months ending October 1996.

In connection with its long-term debt agreements, Sta-Rite is subject to restrictions on working capital, shareholder equity and debt. These agreements also limit the amount of retained earnings available for the payment of cash dividends to WICOR and for certain investments. At December 31, 1995, $6.3 million of Sta-Rite net assets plus 50% of its future earnings were available for payment of dividends to WICOR.

Combined restricted common equity of the Company s subsidiaries totaled $241.2 million under the most restrictive provisions as of December 31, 1995; accordingly, $104.1 million of consolidated retained earnings is available for payment of dividends.

Historically, the PSCW has imposed restrictions on public utility holding companies, including WICOR, relating to future nonutility investments. Under current restrictions, Wisconsin Gas should remain the predominant business, generally as measured by equity, within the holding company system. Under these restrictions, the amount allowable for future nonutility equity investment at December 31, 1995, was $52.6 million. Also, nonutility subsidiaries can borrow additional amounts for acquisitions; however, if debt for the combined nonutility entities exceeds 40% of total capitalization for these entities, further PSCW actions may be necessary. Debt was 32% of total capitalization for the nonutility entities at December 31, 1995.


7 COMMITMENTS AND CONTINGENCIES

a  Gas Supply

Wisconsin Gas has agreements for firm pipeline and storage capacity that expire at various dates through 2008. The aggregate amount of required payments under such agreements totals approximately $1,010 million, with annual required payments of $133 million in 1996, $132 million in 1997, $125 million in 1998, $123 million in 1999 and $123 million in 2000. Wisconsin Gas total payments of fixed charges under all agreements were $130.5 million in 1995, $130.4 million in 1994 and $133.9 million in 1993. The purchased gas adjustment provisions of Wisconsin Gas rate schedules permit the recovery of gas costs from its customers. In 1992, the FERC issued Order No. 636 that, among other things, mandated the unbundling of interstate pipeline sales service and established certain open access transportation regulations that became effective beginning in the 1993-94 heating season. Order No. 636 permits pipeline suppliers to pass through to Wisconsin Gas any prudently incurred transition costs, such as unrecovered gas costs, gas supply realignment costs and stranded investment costs. Wisconsin Gas estimates its portion of such costs from all of its pipeline suppliers would approximate $14.5 million at December 31, 1995, based upon prior filings with FERC by the pipeline suppliers. The pipeline suppliers will continue to file quarterly with the FERC for recovery of actual costs incurred.

The FERC has allowed ANR Pipeline Company to recover capacity and above market supply costs associated with quantities purchased from Dakota
Gasification Company ( Dakota ) under a long-term contract expiring in the year 2009. Consistent with guidelines set forth in Order No. 636 ANR has allocated 90% of Dakota costs to firm transportation service recoverable through a reservation rate surcharge and 10% to interruptible service. ANR and other pipelines reached a settlement with Dakota governing the price of Dakota gas. A FERC administrative law judge ( ALJ ) has overturned the settlement and ordered refunds of amounts collected from pipeline customers.

The ALJ s decision is subject to review by FERC. Pending a final resolution, ANR currently recovers the difference between costs paid to Dakota and the current market price. Based on Wisconsin Gas contracted quantities with ANR, Wisconsin Gas is currently paying approximately $500,000 per month of Dakota costs. This amount varies month-to-month and across years based on the spread between ANR contract terms with Dakota and the market indices for pricing spot gas.

Transition costs billed to Wisconsin Gas are being recovered from customers under the purchased gas provisions within its rate schedules. Assuming no drastic changes in the market for natural gas, Wisconsin Gas does not expect pipeline transition costs to significantly affect the total cost of gas to its customers because (1) Wisconsin Gas will purchase its wellhead gas supplies based upon market prices that should be below the cost of gas previously embedded in the bundled pipeline sales service and (2) many elements of transition costs were previously embedded in the rates for the pipelines bundled sales service. The unbundling of pipeline sales service requires Wisconsin Gas to contract directly and separately for wellhead gas supply and firm transportation services. As a result of FERC Order No. 636, Wisconsin Gas has contracted directly for underground storage since 1993.

b  Capital Expenditures

Certain commitments have been made in connection with 1996 capital expenditures. Energy Group s capital expenditures for 1996 are estimated at $48 million. The Manufacturing Group s capital expenditures for 1996 are estimated at $19 million.

c  Environmental Matters

Wisconsin Gas has identified two previously owned sites on which it operated manufactured gas plants that are of environmental concern. Such plants ceased operations prior to the mid-1950 s. Wisconsin Gas has engaged an environmental consultant to help determine the nature and extent of the contamination at these sites. Based on the test results obtained and the possible remediation alternatives available, the Company has estimated that cleanup costs could range from $22 million to $75 million. As of December 31, 1995, the Company has accrued $36.4 million for future cleanup costs. These estimates are based on current undiscounted costs. It should also be noted that the numerous assumptions such as the type and extent of contamination, available remediation techniques, and regulatory requirements which are used in developing these estimates are subject to change as new information becomes available. Any such changes in assumptions could have a significant impact on the potential liability. Due to anticipated regulatory treatment, as discussed below, changes in the recorded liability do not immediately impact net income.

The Wisconsin Department of Natural Resources ( WDNR ) issued a Probable Responsible Party letter to Wisconsin Gas for these two sites in September 1994. Following receipt of this letter, Wisconsin Gas and the WDNR held an initial meeting to discuss the sites. At the meeting it was agreed that Wisconsin Gas would prepare a remedial action options report from which it will select specific remedial actions for recommendation to the WDNR. During 1995 the Company gathered additional environmental data regarding these two sites, held extensive discussions concerning remedial options with current land owners and solicited information from environmental consulting and remediation firms on technology and approaches that would best suit the sites. These efforts were directed toward preparing a remedial action options report and recommendations for presentation to the WDNR during 1996. Once such a plan is approved, initial remediation work will begin.

Expenditures over the next three years are expected to total approximately $20.0 million. Although most of the work and the cost are expected to be incurred in the first few years of the plan, monitoring of sites and other necessary actions may be undertaken for up to 30 years.

In March 1994, Wisconsin Gas commenced suit against nine insurance carriers seeking a declaratory judgment regarding insurance coverage for the two sites. Settlements were reached with each of the carriers during 1994. Additional insurance recoveries are being pursued. Under recent PSCW rate orders, the Company expects full recovery of incurred remediation costs, less amounts recovered from insurance carriers. If the amount recovered from the insurance carriers is insufficient to remediate both sites, expenditures not recovered will be allowed full recovery (other than for carrying costs) in rates based upon recent PSCW orders. Accordingly, a regulatory asset has been recorded for the accrued cost. Certain related investigation costs incurred to date are currently being recovered in utility rates. However, any incurred costs not yet recovered in rates are not allowed by the PSCW to earn a return. As of December 31, 1995, $4.8 million of such costs had been incurred.

The manufacturing subsidiaries are involved in various environmental matters, including matters in which the subsidiaries or alleged predecessors have been named as potentially responsible parties under the Comprehensive Environmental Response Compensation and Liability Act (CERCLA). The Company has established accruals for all environmental contingencies of which management is currently aware in accordance with generally accepted accounting principles. In establishing these accruals, management considered
(a) reports of environmental consultants retained by the Company, (b) the costs incurred to date by the Company at sites where clean-up is presently ongoing and the estimated costs to complete the necessary remediation work remaining at such sites, (c) the financial solvency, where appropriate, of other parties that have been responsible for effecting remediation at specified sites, and (d) the experience of other parties who have been involved in the remediation of comparable sites. The accruals recorded by the Company with respect to environmental matters have not been reduced by potential insurance or other recoveries and are not discounted. Although the Company has and will continue to pursue such claims against insurance carriers and other responsible parties, future potential recoveries remain uncertain and, therefore, were not recorded as reduction to the estimated gross environmental liabilities. Based on the foregoing and given current information, management believes that future costs in excess of the amounts accrued on all presently known and quantifiable environmental contingencies will not be material to the Company s financial position or results of operations.

d  Other

The Company is party to various legal proceedings arising in the ordinary course of business which are not expected to have a material effect on the Company s financial position or results of operations.

8 COMMON STOCK AND OTHER PAID-IN CAPITAL

The Company s articles of incorporation authorize 60,000,000 shares of common stock, of which 18,236,998 shares and 16,918,004 shares were outstanding at December 31, 1995 and 1994, respectively. In December 1995, the Company sold in a public offering 1,265,000 shares of its common stock which generated net proceeds of approximately $38.9 million. The proceeds were used to pay a portion of the debt incurred for the acquisition of Hypro. Common stock totaling 2,853,563 shares is reserved for issuance under the Company s dividend reinvestment, stock and incentive savings plans. In addition, 21,306,072 shares are reserved pursuant to the Company s shareholder rights plan.

Under certain circumstances, each right entitles the shareholder to purchase one common share at an exercise price of $75, subject to adjustment. The rights are not exercisable until ten business days after a person or group announces a tender offer or exchange offer which would result in their acquiring ownership of 20% or more of the Company s outstanding common stock or after a person or group acquires at least 20% of the Company s outstanding common shares. Under certain circumstances, including the existence of a 20% acquiring party, each holder of a right, other than the acquiring party, will have the right to purchase at the exercise price WICOR common stock having a value of two times the exercise price. If, after 20% or more of the outstanding shares of WICOR common stock is acquired by a person or group and the Company is then acquired by that person or group, rights holders would be entitled to purchase shares of common stock of the acquiring person or group having a market value of two times the exercise price of the rights. The rights do not have any voting rights and may be redeemed at a price of $.01 per right. The rights expire on August 29, 1999.


9 BENEFIT PLANS

 a  Pension Plans

The Company s subsidiaries have non-contributory pension plans which cover substantially all their employees and include benefits based on levels of compensation and years of service. Employer contributions and funding policies are consistent with funding requirements of Federal law and regulations. Commencing November 1, 1992, Wisconsin Gas pension costs or credits have been calculated in accordance with SFAS No. 87 and are recoverable from customers. Prior to this date, pension costs were recoverable in rates as funded.

The following table sets forth the funded status of pension plans at December 31, 1995 and 1994. The cumulative difference between the amounts funded and the amounts based on SFAS No. 87 through November 1, 1992, is recorded as a regulatory liability and is being amortized as a reduction of pension expense over an eight-year period effective November 1, 1994.

                                            Assets Exceed                  Accumulated Benefits
                                          Accumulated Benefits                 Exceed Assets
                                          ----------------------           ----------------------
(Thousands of Dollars)   December 31,        1995      1994      1995                     1994
                                ----------------------------------------
Accumulated benefit obligation
  Vested benefits               $(110,484)$ (97,478)$  (7,234)$  (5,825)
  Nonvested benefits              (12,339)  (10,827)   (1,457)   (1,185)
                                ----------------------------------------
                                 (122,823) (108,305)   (8,691)   (7,010)
Effect of projected future
  compensation levels             (43,481)  (41,021)   (1,267)     (677)
                                ----------------------------------------
Projected benefit obligation     (166,304) (149,326)   (9,958)   (7,687)
Plan assets at fair value         217,156   197,278       474       209
                                ----------------------------------------
Plan assets greater (less) than
  projected benefit obligation     50,852    47,952    (9,484)   (7,478)
Unrecognized net (asset) liability at
  September 30, 1985 being recognized
  over approximately 16 years     (15,024)  (16,777)      966     1,035
Unrecognized prior service costs    4,422     4,794       258       253
Unrecognized net (gain) loss       (7,177)   (5,104)    1,143       523
Additional minimum liability recorded   -         -    (1,468)   (1,307)
                                ----------------------------------------
Prepaid pension asset (accrued liability) $  33,073 $  30,865 $  (8,585)               $  (6,974)
                                ========================================


The weighted average discount rate assumptions used in determining the actuarial present value of the projected benefit obligation were 7.5%, 8.25% and 7.5% for 1995, 1994 and 1993, respectively. The expected long-term rate of return on assets was 8.6% for 1995 and 1994 and 8.2% for 1993. The expected long-term rate of compensation growth was 5.3% for 1995 and 1994 and 6.0% for 1993.

Net pension (income) costs for each of the years ended December 31, include the following components:

(Thousands of Dollars)             1995      1994      1993
                                ------------------------------
Service costs                   $   4,374 $   5,260 $   5,658
Interest costs on projected
  benefit obligations              12,830    12,249    11,807
Actual (gain) loss on plan assets (29,107)    1,225   (18,016)
Net amortization and deferral      10,760   (18,896)      (69)
Gain on early retirement incentive      -      (268)        -
Amortization of regulatory liability         (2,851)     (475)        -
                                ------------------------------
Net pension income              $  (3,994)$    (905)$    (620)
                                ==============================
b  Postretirement Health Care and Life Insurance

In addition to providing pension benefits, the Company provides certain health care and life insurance benefits for retired employees when they reach normal retirement age while working for the Company. Wisconsin Gas funds the accrual annually based on the maximum tax deductible amount. Commencing January 1, 1992, Wisconsin Gas postretirement benefit costs have been calculated in accordance with SFAS No. 106 and are recoverable from customers. The cumulative difference between the amounts funded and the amounts based on SFAS No. 106 through January 1, 1992, is recorded as a regulatory asset and is being amortized over a twenty-year period effective January 1, 1992.

The following table sets forth the plans funded status, reconciled with amounts recognized in the Company s Statement of Financial Position at December 31, 1995 and 1994, respectively.

Accumulated benefit obligation
(Thousands of Dollars)             1995      1994
                                --------------------
Retirees                        $ (55,729)$ (54,088)
Active employees                  (42,044)  (29,544)
                                --------------------
Accumulated benefit obligation    (97,773)  (83,632)
Plan assets at fair value          39,417    30,666
                                --------------------
Accumulated benefit obligation
  in excess of plan assets        (58,356)  (52,966)
Unrecognized prior service costs  (15,915)  (16,347)
Unrecognized actuarial gain (loss)  6,965      (417)
                                --------------------
Accrued postretirement benefit  $ (67,306)$ (69,730)
                                ====================


Net postretirement health care and life insurance costs for each of the years ended December 31, consisted of the following components:

(Thousands of Dollars)             1995      1994      1993
                                ------------------------------
Service cost                    $   2,023 $   2,688 $   2,813
Interest cost on projected
  benefit obligation                6,694     6,913     6,495
Actual (gain) loss on plan assets  (6,185)      147    (1,414)
Amortization of regulatory asset    2,778     2,778     2,651
Net amortization and deferral       2,531    (2,549)        -
Loss on early retirement incentive      -     3,650         -
                                ------------------------------
Net postretirement benefit cost $   7,841 $  13,627 $  10,545
                                ==============================

The 1994 postretirement benefit cost was increased due to the early retirement of 131 employees under a voluntary early retirement incentive plan at Wisconsin Gas for employees age 55 and over.

The postretirement benefit cost components for 1995 were calculated assuming health care cost trend rates ranging up to 11% for 1995 and decreasing to 5.0% over 8 to 23 years. The health care cost trend rate has a significant effect on the amounts reported. Increasing the assumed health care cost trend rates by one percentage point in each year would increase the accumulated postretirement benefit obligation ( APBO ) as of December 31, 1995 by $14.7 million and the aggregate of the service and interest cost components of postretirement expense by $1.9 million.

The assumed discount rate used in determining the actuarial present value of the APBO was 7.5% and 8.25% in 1995 and 1994, respectively. Plan assets are primarily invested in equities and fixed income securities.

c  Retirement Savings Plans

Wisconsin Gas and Sta-Rite maintain various employee savings plans, which provide employees a mechanism to contribute amounts up to 16% of their compensation for the year. Company matching contributions may be made for up to 5% of eligible compensation including 1% for the Employee Stock Ownership Plan ( ESOP ). Total contributions were valued at $1.7 million in 1995, $1.7 million in 1994 and $1.8 million in 1993.

d  Employee Stock Ownership Plan

In November 1991, WICOR established an ESOP covering non-union employees of Wisconsin Gas. The ESOP funds employee benefits of up to 1% of compensation with Company common stock distributed through the ESOP. The ESOP used the proceeds from a $10 million, 3-year adjustable rate loan (6.44% interest rate at December 31, 1995), guaranteed by the Company, to purchase 431,266 shares of WICOR common stock. The Company extended the adjustable rate loan, with similar terms, until March 29, 1996. The unpaid balance ($5.3 million) is shown as long-term debt with a like amount of unearned compensation reported as a reduction of common equity on the Company s balance sheet. The Company expects to refinance the adjustable rate loan in the first quarter of 1996.

The ESOP trustee is repaying the $10 million loan with dividends on shares of WICOR common stock in the ESOP and with Wisconsin Gas contributions to the ESOP.

e  Stock Options

The Company has a total of 135 employees participating in one or more of its common stock option plans. All options were granted at prices not less than the fair market value on the date of grant and expire not later than eleven years from the date of grant. Changes in stock options outstanding for all plans were as follows:

                                   1995      1994      1993
                                ------------------------------
Outstanding at January 1          664,633   794,925   763,342
  Granted                         136,400   135,800   180,350
  Exercised/Canceled              (55,983) (266,092) (148,767)
                                ------------------------------
Outstanding at December 31        745,050   664,633   794,925
                                ==============================
Exercise price per share        $ 15.34-  $ 13.38-  $ 10.38-
                                $   30.63 $   30.63  $   27.31

Available for future grant at year-end      607,200   743,600   783,116

Under the Company s 1994 Long-Term Performance Plan ( 1994 Plan ), awards covering up to 820,000 shares of common stock may be granted. The types of awards that may be granted under the 1994 Plan include incentive stock options, nonqualified stock options, stock appreciation rights and restricted stock.

Awards of restricted stock subject to performance vesting criteria have been granted under the 1994 Plan. These awards will vest only if the Company achieves certain financial goals over the three-year performance periods 1994 to 1996. Recipients of restricted stock awards are not required to provide consideration to the Company other than rendering service and have the right to vote the shares and the right to receive dividends thereon.

A total of 23,000 restricted shares (net of cancellations) were issued in 1994. Initially, the total market value of the shares is treated as unearned compensation and is charged to expense over the vesting periods. For both restricted stock and performance option shares, adjustments are made to expense for changes in market value and progress towards achievement of financial goals. Unearned compensation charged to expense was $0.1 million and $0.2 million for performance options, and $0.2 million for restricted stock in 1995 and 1994, respectively.

f  Postemployment Benefit Plans

Effective January 1, 1994, the Company adopted SFAS No. 112, Employers Accounting for Postemployment Benefits, which requires accrual for all other postemployment benefits. Total postemployment benefit expense was $0.6 million in 1995 and 1994, respectively, including a one-time cumulative adjustment in 1994. The incremental costs of adopting this statement are insignificant on an ongoing basis.

10 FAIR VALUE OF FINANCIAL INSTRUMENTS
The carrying value of cash and cash equivalents, accounts receivable and short-term borrowings approximates fair value due to the short-term maturities of these instruments.

The fair value of the Company s long-term debt is estimated based on the quoted market prices of U.S. Treasury issues having a similar term to maturity, adjusted for the Company s bond rating and the present value of future cash flows.

Because Wisconsin Gas operates in a regulated environment, shareholders would probably not be affected by realization of gains or losses on extinguishment of its outstanding fixed-rate debt. Realized gains would be refunded to and losses would be recovered from customers through gas rates. The estimated fair value of WICOR s financial instruments at December 31, is as follows:

                                                 1995                               1994
                                          ----------------------           ----------------------
                                 Carrying    Fair    Carrying    Fair
(Thousands of Dollars)            Amount    Value      Amount   Value
                                ----------------------------------------
Cash and cash equivalents       $  20,380 $  20,380 $  35,138 $  35,138
Accounts receivable             $ 132,203 $ 132,203 $ 103,487 $ 103,487
Short-term debt                 $ 106,377 $ 106,377 $ 111,506 $ 111,506
Long-term debt                  $ 174,713 $ 176,700 $ 161,669 $ 159,318

/TABLE

11 OTHER FINANCIAL INFORMATION

See page 28 for unaudited quarterly financial data. See Financial Review on page 19 for industry segment data.

Selected Financial Data
(Thousands of Dollars, Except Per Share Amounts)

                                  1995     1994    1993     1992     1991     1990    1989     1988
                               ---------- ---------- ---------- ---------- ---------- ---------- ---------- ----------
Consolidated
Operating Data:
 Operating revenues (6)                $  860,594 $  867,755 $  849,528 $  747,409 $  716,767 $  696,023 $  741,218 $  780,633
 Net income continuing operations      $   39,527 $   33,174 $   29,313 $   22,764 $   22,966 $   16,651 $   33,359 $   30,400
 Net income                            $   39,527 $   33,174 $   29,313 $   14,799 $   22,966 $   16,651 $   33,881 $   34,163

Common Stock Data:
 Net income per share
  from continuing operations           $     2.32 $     1.99 $     1.82 $     1.47 $     1.54 $     1.14 $     2.30 $     2.12
 Net income per common share (1)       $     2.32 $     1.99 $     1.82 $     0.96 $     1.54 $     1.14 $     2.33 $     2.38
 Cash dividends per common share(1)    $     1.62 $     1.58 $     1.54 $     1.50 $     1.46 $     1.42 $     1.37 $     1.32
 Book value per common share (1)       $    18.93 $    17.23 $    16.47 $    15.60 $    15.84 $    16.12 $    16.83 $    15.82

Balance Sheet Data:
 Long-term debt                        $  174,713 $  161,669 $  165,230 $  164,171 $  168,366 $  130,215 $  122,639 $  133,034
 Redeemable preferred stock                     -          -          -          -          -          -          -          -
 Common equity                            345,266    291,468    270,276    245,287    243,453    237,407    244,351    227,080
                                       ---------- ---------- ---------- ---------- ---------- ---------- ---------- ----------
  Capitalization at year-end           $  519,979 $  453,137 $  435,506 $  409,458 $  411,819 $  367,622 $  366,990 $  360,114
                                       ========== ========== ========== ========== ========== ========== ========== ==========
 Total assets at year-end (2)          $1,008,514 $  930,708 $  933,726 $  825,774 $  670,250 $  651,559 $  620,548 $  565,967

Other General Data:
 Market-to-book ratio at year-end (%)         170        165        191        175        153        122        148        123
 Dividend payout ratio (%)(2)(3)(4)          69.5       79.6       82.2       96.1       89.0      117.2       55.0       52.0
 Yield at year-end (%)                        5.1        5.6        5.0        5.6        6.1        7.3        5.6        6.9
 Return ave common equity (%)(2)(3)(5)       13.1       11.6       11.2        9.2        9.5        6.8       14.3       15.3
 PE ratio at year-end (2)(3)                 13.9       14.3       17.3       18.5       15.7       17.2       10.7          8.2
 Price range                           $ 26 5/8 - $ 25 1/2 - $ 25 5/8 - $ 22 7/8 - $ 18 5/8 - $ 18 1/4 - $ 19 3/8 - $ 15 5/8 -
                                       $   32 7/8 $   32 5/8 $   32 7/8 $   27 3/8 $   24 3/8 $   25 1/4 $   25 3/8 $   20 7/8
/TABLE

                                          1995       1994       1993       1992       1991       1990       1989       1988
                                       ---------- ---------- ---------- ---------- ---------- ---------- ---------- ----------
 Shareholders at year-end                  15,238     16,517     17,091     17,780     18,503     19,463     20,509     21,611
 Cash flow from operations             $   69,918 $  103,551 $    3,401 $   37,012 $   50,413 $   10,022 $   94,623   $   73,526
 Capital expenditures                  $   56,241 $   55,051 $   51,906 $   71,873 $   45,113 $   37,529 $   40,944   $   48,295
 Employees at year-end                      3,359      3,214      3,222      3,178      3,196      3,152      3,696        3,927
 Debt/equity ratio at year-end              34/66      36/64      38/62      40/60      41/59      35/65      33/67      37/63

Energy Operations
 Operating revenues                    $  522,840 $  556,587 $  574,835 $  495,415 $  474,702 $  455,559 $  441,477 $  476,904
 Net income                            $   27,701 $   18,896 $   19,870 $   18,060 $   17,086 $   13,195 $   25,169   $   23,223
 Capital expenditures                  $   42,852 $   44,626 $   42,253 $   62,125 $   34,473 $   27,978 $   25,813   $   37,148
 Gas sold and transported (MDth)
  Residential                              49,425     46,369     47,964     45,905     45,614     43,020     48,154     46,769
  Commercial                               21,157     18,598     19,060     17,840     17,861     16,319     18,089     17,012
  Industrial firm                          13,496     14,544     15,246     14,488     15,690     15,106     16,915     16,808
  Industrial interruptible                 31,353     28,217     20,849     17,388     17,440     16,620      5,475      3,752
  Transported                              14,549     11,908     17,408     21,379     19,658     16,565     29,158     29,639
                                       ---------- ---------- ---------- ---------- ---------- ---------- ---------- ----------
                                          129,980    119,636    120,527    117,000    116,263    107,630    117,791    113,980
                                       ========== ========== ========== ========== ========== ========== ========== ==========
 Customers at year-end                    504,746    495,129    485,103    470,956    460,549    452,906    445,771    439,063
 Customers served per employee                471        419        352        331        323        321        319          311
 Average cost of gas per Dth purchased $     2.79 $     3.34 $     3.76 $     3.34 $     3.18 $     3.30 $     3.15 $     3.68
 Average annual residential bill       $      686 $      719 $      779 $      712 $      677 $      670 $      758 $      770
 Average per residential customer (Dth)       114        110        116        115        117        113        129        127
 Degree days                                6,836      6,431      6,775      6,683      6,416      6,103      7,382      7,124
 % colder (warmer) than normal              (2.8)      (9.0)      (4.1)      (6.4)     (10.8)     (16.0)        1.5       (2.0)

Manufacturing Operations (2)
 Operating revenues                    $  337,754 $  311,168 $  274,693 $  251,994 $  242,065 $  240,464 $  300,156 $  303,729
 International and export sales
  as a % of total sales                        39         37         34         34         31         27         24         22
 Net income (3)                        $   11,826 $   14,278 $    9,443 $    4,704 $    5,880 $    3,456 $    8,712 $   10,940
 Capital expenditures                  $   13,389 $   10,425 $    9,653 $    9,748 $   10,640 $    9,551 $   15,131 $   11,147

(1)  Adjusted for a two-for-one stock split in March 1989.
(2) Includes continuing operations and discontinued operations up to the year disposition was authorized.
(3) Before effects of 1992 accounting changes. Adjusted for merger with Shurflo through (4) 1988 and (5) 1989.
(6) Includes revenues (in thousands) from discontinued operations from 1986 to 1989 of $58,209, $58,318, $63,552 and $56,318, respectively.
     Data from 1985 are not available. Note: Hypro operations are reflected as of July 19, 1995.

Selected Financial Data
(Thousands of Dollars, Except Per Share Amounts)

                                 1987    1986     1985
                                      ----------        ----------       ----------
Consolidated
Operating Data:
 Operating revenues (6)               $  699,418        $  761,104       $  853,175
 Net income from continuing operations$   17,215        $   17,363       $      N/A
 Net income                           $   19,682        $   19,780       $   24,900

Common Stock Data:
 Net income per share
  from continuing operations          $     1.22        $     1.34       $      N/A
 Net income per common share (1)               $     1.39        $     1.53       $     1.98
 Cash dividends per common share(1)            $     1.30        $     1.28       $     1.18
 Book value per common share (1)               $    14.68        $    15.74       $    13.81

Balance Sheet Data:
 Long-term debt                       $  127,833        $  144,495       $  154,159
 Redeemable preferred stock        8,000  14,267   18,200
 Common equity                   207,658 203,477  173,941
                                      ----------        ----------       ----------
  Capitalization at year-end          $  343,491$ 362,239        $  346,300
                                      ==========        ==========       ==========
 Total assets at year-end (2)         $  536,998$ 542,036        $  531,192

Other General Data:
 Market-to-book ratio at year-end (%)117     134      112
 Dividend payout ratio (%)(2)(3)(4)         91.1     79.9     57.0
 Yield at year-end (%)               7.6     6.1      7.6
 Return ave common equity (%)(2)(3)(5)       9.3     10.5     14.6
 PE ratio at year-end (2)(3)        12.4    13.8      7.8
 Price range                          $ 13 3/8 -        $ 14 3/4 -       $    13  -
                                      $   21 7/8        $     23         $   15 3/4
/TABLE

                                 1987    1986     1985
                                      ----------        ----------       ----------
 Shareholders at year-end         23,010  23,987   26,083
 Cash flow from operations            $   41,237$  63,583$  46,342
 Capital expenditures                 $   34,264$  36,498$  32,381
 Employees at year-end             4,040   3,932    3,641
 Debt/equity ratio at year-end     37/63   40/60    45/55

Energy Operations
 Operating revenues                   $  424,069$ 531,970$ 637,167
 Net income                           $   12,580$  14,338$  17,460
 Capital expenditures                 $   24,344$  28,353$  23,208
 Gas sold and transported (MDth)
  Residential                     39,369  42,837   44,813
  Commercial                      14,510  15,292   16,394
  Industrial firm                 16,106  19,379   22,541
  Industrial interruptible         4,714  22,403   31,675
  Transported                     26,129   5,502    1,716
                                      ----------        ----------       ----------
                                 100,828 105,413  117,139
                                      ==========        ==========       ==========
 Customers at year-end           432,509 426,481  420,967
 Customers served per employee       288     277      279
 Average cost of gas per Dth purchased$     3.74        $     3.75       $     4.13
 Average annual residential bill               $      660        $      761       $      838
 Average per residential customer (Dth)      108      120      128
 Degree days                       6,185   6,788    7,325
 % colder (warmer) than normal    (14.8)   (7.3)    (0.5)

Manufacturing Operations (2)
 Operating revenues                   $  275,349$ 229,134$ 216,008
 International and export sales
 as a % of total sales                20      16       12
 Net income (3)                       $    7,102$   5,442$   7,440
 Capital expenditures                 $    9,920$   8,145         $   9,173
/TABLE