Form 10-K405, Exhibit 13
period 1996-12-31
WISCONSIN GAS CO
filed 1997-03-18
CIK 107819

                                                         EXHIBIT  13

                   Management's Discussion and Analysis
GENERAL OVERVIEW

WICOR, Inc. ("WICOR" or the "Company") is a diversified holding company with Energy and Manufacturing business groups. The Energy group provides natural gas distribution and related services and the Manufacturing group manufactures and distributes, both domestically and abroad, pumps and equipment used to pump, control, transfer, hold and filter water and other fluids. The Energy group includes Wisconsin Gas Company ("Wisconsin Gas"), the oldest and largest natural gas distribution utility in Wisconsin.

In 1996, WICOR posted record net earnings for the second consecutive year. Net income increased 18% and earnings per share rose 10% in 1996 as compared with 1995, as both the Company's energy and manufacturing businesses posted significantly improved results. Net income and earnings per share in 1995 rose 19% and 17%, respectively, from the previous year.

In 1996, the improvement in the Energy group was due to internal cost reductions and increased sales caused by weather that was colder than normal and colder than the prior year. Manufacturing operations in 1996 showed improvement in the water systems, pool/spa, food service, industrial, RV/marine and fire fighting product lines.

Net cash flow from operations for the years 1994 through 1996 totaled $248.9 million. During that period, the Company's cash flow provided funding for $163.0 million of capital expenditures, $58.3 million in acquisitions and $81.2 million of dividends. Segment data for WICOR's operations for the last three years are summarized below in millions of dollars.

Operating Revenues                    1996       1995       1994
---------------------               --------   --------   --------
Energy                              $  602.7   $ 522.8    $ 556.6
Manufacturing-Domestic                 269.0     207.6      197.0
Manufacturing-Foreign                  140.9     130.2      114.2
                                    --------   --------   --------
                                    $1,012.6   $ 860.6    $ 867.8
                                    ========   ========   ========

Depreciation and Amortization         1996       1995       1994
-----------------------------       --------   --------   --------
Energy                              $  40.9    $  36.7    $  37.4
Manufacturing-Domestic                 10.7        8.8        7.0
Manufacturing-Foreign                   3.3        3.0        2.7
                                    --------   --------   --------
                                    $  54.9    $  48.5    $  47.1
                                    ========   ========   ========

Operating Income                      1996       1995       1994
----------------------              --------   --------   --------
Energy                              $  64.5    $  58.8    $  44.4
Manufacturing-Domestic                 19.7       13.7       15.1
Manufacturing-Foreign                   6.5        6.6        7.1
                                    --------   --------   --------
                                    $  90.7    $  79.1    $  66.6
                                    ========   ========   =======

                                                Actual
                          Estimated  ------------------------------
Capital Expenditures        1997       1996       1995       1994
----------------------    --------   --------   --------   --------
Energy                    $  40.2    $  36.6    $  42.9    $  44.6
Manufacturing-Domestic       15.3       11.3        8.2        7.1
Manufacturing-Foreign         4.5        3.8        5.1        3.4
                          --------   --------   --------   --------
                          $  60.0    $  51.7   $   56.2    $  55.1
                          ========   ========   ========   ========

Identifiable Assets                    1996       1995       1994
----------------------               --------   --------   --------
Energy                               $  751.1   $  718.3   $ 707.9
Manufacturing-Domestic                  215.8      206.5     152.2
Manufacturing-Foreign                    90.8       83.7      70.6
                                     --------   --------   --------
                                     $1,057.7   $1,008.5   $ 930.7
                                     ========   ========   ========

RESULTS OF OPERATIONS

Energy Group

The Energy group's primary business is the distribution of natural gas through Wisconsin Gas. In 1995, the Company formed two non-regulated energy services-related businesses: WICOR Energy, a gas marketing company, and FieldTech, whose operations include contract meter reading, management of field operations and billing services for investor owned and municipal gas, water and electric utilities. The Company views these businesses as important elements in meeting increased competition in the natural gas industry and as a new source of growth for its energy related operations. Operating and net income derived from the energy services related businesses are not material to the Company at the present time.

The increase in Energy group operating income of $5.7 million, or 10%, in 1996 compared to 1995 was due primarily to decreased operating and maintenance expenses and increased sales margins resulting from colder weather. The improvements were partially offset by higher depreciation expense and voluntary annualized rate reductions totaling $7.5 million.

Increased sales margins and lower operating expenses resulted in an increase in operating income in 1995 as compared with 1994.

Revenues, margins and volumes are summarized below. Margin, defined as revenues less cost of gas, is a better comparative performance indicator than revenues. Transportation service revenues are recorded at the same margin as sales with no corresponding cost of gas amount. Therefore, for a given rate class within the regulated business, the volume mix between sales and transportation service affects revenues but not margin. In addition, changes in cost of gas flow through to revenue under a gas adjustment clause, with no effect on margin. The following tables set forth margin and volume data for the Energy group and utility, respectively, for each of the years ended December 31

[millions of dollars]                1996       1995       1994
-------------------------          --------   --------   --------
Energy group revenue               $ 588.3    $ 515.0    $ 550.0
Cost of gas sold                     393.7      322.2      357.5
Sales margin                         194.6      192.8      192.5
Gas transportation margin             14.4        7.8        6.6
                                   --------   --------   --------
Total margin                       $ 209.0    $ 200.6    $ 199.1
                                   ========   ========   ========

[millions of therms]                 1996       1995       1994
--------------------------         --------   --------   --------
Sales volumes
  Firm                                 883        841        795
  Interruptible                        196        314        282
Transport volumes                      276        145        119
                                   --------   --------   --------
Total throughput                     1,355      1,300      1,196
                                   ========   ========   ========

Total Energy group margin increased by 4% and 1% in 1996 and 1995, respectively. The increase in 1996 margin was largely the result of a 5% increase in firm sales volumes which was partially offset by voluntary rate reductions. Utility margin rates have been reduced an aggregate of $10.1 million as a result of a November 1994 rate order of the PSCW and voluntary annualized rate reductions of $4.5 million in 1995 and $3.0 million in 1996. These margin reductions have been more than offset by decreases in operating expenses. The weather in 1996 was 7% colder than normal and 9% colder than 1995. The increase in transportation volumes in 1996 was due mainly to more customers purchasing gas from sources other than Wisconsin Gas and transporting the volumes over the Wisconsin Gas distribution system. The movement in transportation from gas sales had no impact on margin. The increase in 1995 margin was due to higher volume sales which resulted primarily from weather which was 6% colder than 1994, offset in part by the voluntary rate reductions discussed above.

Operation and maintenance expenses decreased $1.2 million, or 1%, for 1996 as compared with 1995 as a result of the Company's continuing efforts to reduce operating costs. The decrease was due mainly to lower labor and related benefit expenses ($4.3 million) which was partially offset by a one-time $3.0 million amortization of the uncollectible accounts receivable regulatory asset approved by the PSCW in the fourth quarter of 1996.

In 1995, operation and maintenance expenses decreased by $12.3 million, or 11% as compared with 1994. The decrease was due primarily to lower labor and related benefit expenses ($6.3 million), the November 1994 rate reduction which reduced non-cash amortizations by $5.7 million, and the nonrecurrence of a one-time charge of $2.7 million relating to a 1994 early retirement program taken in the first quarter of 1994. Since July 1993, the Wisconsin Gas work force has declined by 394 employees, or 29%, through early retirement, involuntary severance and attrition

Depreciation expense for 1996 increased by $3.9 million, or 14%, compared with 1995. The increase was due to additions to plant and increased depreciation rates permitted by the PSCW. Depreciation expense is expected to decrease in 1997 due to the second-year impact of the 1996 PSCW approved depreciation rates, and thereafter increase due to planned capital investments. Depreciation expense was relatively flat in 1995 as compared with 1994.

Manufacturing Group

In December 1996, the Company established WICOR Industries, Inc., ("WICOR Industries"), an intermediate manufacturing holding company. The establishment of WICOR Industries improves the Company's ability to raise debt capital for its manufacturing businesses at a lower cost and secures additional flexibility in structuring borrowings.

Financial data regarding the Manufacturing group are set forth in the table below.

[millions of dollars]                1996       1995       1994
------------------------           --------   --------   --------
Revenues                           $ 409.9    $ 337.8    $ 311.2
Cost of sales                        297.1      245.7      222.7
                                   --------   --------   --------
Gross profit                         112.8       92.1       88.5
Operating expenses                    86.6       71.8       66.3
                                   --------   --------   --------
Operating income                   $  26.2    $  20.3    $  22.2
                                   ========   ========   ========

Manufacturing sales in 1996 increased $72.1 million, or 21%, to $409.9 million compared to the same period in 1995. Hypro Corporation ("Hypro"), which was acquired by the Company in July 1995 (See Note 2 of Notes to Consolidated Financial Statements), contributed $44.3 million and $18.4 million to the Manufacturing group's total net sales for 1996 and 1995, respectively. Domestic sales increased $61.4 million, or 30%, to $269.0 million. Overall shipments for water systems, pool and spa, food service, industrial and firefighting applications continued their upward trend from last year. International sales increased by 8% in 1996 as compared with 1995. Although international sales increased to $140.9, they were hampered by sluggish economic conditions and unfavorable weather in Europe.

Manufacturing sales in 1995 were $337.8 million, an increase of 9% over 1994. International sales increased by 14% while domestic sales increased by 5% over the comparable period in 1994.

Manufacturing operating income in 1996 was $26.2 million compared with $20.3 million in 1995 and $22.2 million in 1994. The increase in 1996 operating income was due to increased sales levels and strong domestic operating performances, particularly in the water systems, pool/spa, food service, industrial, RV/marine and firefighting segments

The 1995 decrease in operating income was the result of soft demand in domestic markets, sharply higher material costs in both domestic and international operations and a falloff in the Company's Australian operations. Furthermore, a combination of substantially reduced manufacturing inventories in North America and lower sales domestically and in Australia resulted in underutilized manufacturing capacity for the year.

Operating expenses increased by 20.6% in 1996 over 1995 due primarily to increased sales-related expenses. Operating expenses increased in 1995 by 8% over 1994. As a percentage of sales, 1996 operating expenses were slightly lower than in 1995 and 1994.

In order to reduce costs and improve productivity and asset utilization, the Company consolidated its manufacturing operations. These activities resulted in the 1996 closing of a manufacturing plant located in Detroit, Michigan. In addition, the Company announced, in 1997, the closing of a second plant located in Waterford, Wisconsin. As a result of these closures, the Company recorded an after-tax charge of $0.7 million. The closing of the Waterford plant is expected to be completed in 1997 and includes combining certain manufacturing support and administrative functions which will result in a net reduction of approximately 50 positions.

INTEREST EXPENSE, OTHER INCOME AND INCOME TAXES

Interest expense of $18.4 million for 1996 was $0.9 million, or 5%, lower than for the prior year, primarily due to lower average interest rates. The lower rates were partially offset by increased debt incurred to finance the Hypro acquisition.

The 1995 increase in interest expense as compared to 1994 resulted primarily from increased manufacturing borrowings for higher international working capital requirements, the debt incurred for the Hypro acquisition and slightly higher interest rates.

Other income decreased by $1.3 million in 1996 as compared with 1995. Other income in 1995 was positively impacted by the sale of the Company's investment in Filtron Technologies Corporation, for an after-tax gain of $0.8 million ($0.05 per share).

Income tax expense increased $4.0 million in 1996 compared to 1995 reflecting increased pre-tax income. The effective income tax rate was lower in 1994 than in either 1996 or 1995 largely as a result of the utilization of foreign tax incentives and the settlement of disputed tax matters.

ACCOUNTING CHANGES

In 1996, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." The Statement establishes accounting standards for the impairment of long-lived assets, certain identifiable intangibles and goodwill related to those assets and regulatory assets. There was no material effect on the financial statements from the adoption because the Company's prior impairment recognition practice was consistent with the major provisions of SFAS No. 121

In 1996, the Company also adopted SFAS No. 123, "Accounting for Stock Based Compensation." SFAS No. 123 permits either recording the estimated value of stock-based compensation over the applicable vesting period or disclosing the unrecorded cost and the related effect on earnings per share in the Notes to Consolidated Financial Statements. The Company will apply the latter approach and comply with the disclosure provisions of the new Statement (See Note 9 of Notes to Consolidated Financial Statements).

EFFECTS OF CHANGING PRICES

It is management's view that changes in the rate of inflation have not had a significant effect on WICOR's income over the past three years. Inflationary increases in recent years have been recovered through productivity improvements and/or product price increases. The Company continues to monitor the impact of inflation in order to minimize its effects in future years through pricing strategies, productivity improvements and cost reductions.

In November 1994, Wisconsin Gas received approval from the PSCW to use an alternative method of rate making that includes a three-year margin rate cap. In 1996, the PSCW approved a one-year extension of the margin rate cap. After reviewing the impact of the margin rate cap and other factors, management believes that Wisconsin Gas productivity improvements have offset the impact of inflationary cost increases. This alternative method is discussed on page 23 under "Regulatory Matters."

LIQUIDITY AND CAPITAL RESOURCES

Cash flows from operations remain strong and continues to provide the principal source of the Company's liquidity. WICOR's ability to attract the necessary financial capital at reasonable terms is critical to the Company's overall strategic plan. Acquisitions and investments have been initially financed with short-term debt and later permanently funded with various long-term debt securities or common equity, depending on market conditions. Working capital was $83.4 million at the end of 1996 compared to $74.6 million and $72.9 million at the end of 1995 and 1994, respectively. The current ratio was
1.3 as of December 31, 1996, 1995 and 1994.

Cash flows from operating activities increased by $5.5 million to $75.4 million in 1996 as compared with 1995. Due to the seasonal nature of the energy business, accrued revenues, accounts receivable, accounts payable and gas in storage levels are higher in the heating season as compared with the summer months. The Company stores gas during the non-heating months and withdraws the gas during the heating months. Cash used to purchase gas injected into storage increased by $9.5 million due to timing of withdrawals and a higher 1996 weighted average cost of gas relative to 1995. Withdrawals from storage during 1996 were 27% lower than in 1995. As customers take advantage of deregulation within the natural gas industry and move to purchase their own gas supplies directly from producers or brokers, the impact of gas purchases on the cash flow of the energy business may diminish.

Over the next three years, the Company believes that cash provided from operating activities will satisfy anticipated cash requirements, excluding acquisitions and scheduled debt retirements

INVESTMENT ACTIVITIES

Capital expenditures decreased by $4.5 million in 1996 compared to 1995 and were relatively flat in 1995 compared to 1994. Consolidated capital expenditures are expected to increase modestly in 1997, and are expected to be funded from operations.

In January 1995, WICOR sold its interest in Filtron Technologies Corporation, a manufacturer of filtration products, for approximately $5.1 million.

In July 1995, the Company acquired Hypro for $58 million in cash and the assumption of $13.3 million in operating liabilities. The purchase was initially financed with borrowings under a credit facility entered into in connection with the acquisition. A portion of these borrowings were repaid during 1995 with the net proceeds from an offering of WICOR common stock. See "Financing Activities" and Note 2 of Notes to Consolidated Financial Statements for further information.

In 1992, the PSCW issued an order prescribing an equity-based formula for determining the limitation on nonutility investments. As of December 31, 1996, WICOR would be permitted to invest an additional $56.6 million in nonutility equity under this order. Nonutility subsidiaries can also borrow additional amounts for acquisitions within certain PSCW guidelines (See Note 6 of Notes to Consolidated Financial Statements).

FINANCING ACTIVITIES

Capital needs in 1996 were satisfied with cash from operations. During the latter part of each year, the energy business generally incurs short-term debt to finance increases in gas in storage and customer accounts receivable. The short-term debt is normally repaid by the second quarter of the year as gas in storage is depleted and cash is received from winter heating sales.

In November 1995, Wisconsin Gas issued $65 million of 6 3\8% Notes due in 2005, the proceeds of which were used to redeem, at par, $50 million of 9 1\8% Notes due in 1997. The remainder of the proceeds were used to retire short-term debt which had been incurred for working capital purposes. The Company's ratio of debt to capitalization decreased to 31% in 1996 as compared to 34% in 1995 and 36% in 1994. The utility's embedded cost of long-term debt was 7.0% for the year ended December 31, 1996 and 8.1% for the years ended December 31, 1995 and 1994.

In December 1995, the Company completed a public offering of 1,265,000 shares of common stock for the purpose of refinancing a portion of the borrowings under the credit facility entered into in connection with the July 1995 acquisition of Hypro. Net proceeds to the Company from the common stock offering, after deduction of associated expenses, were $38.9 million. Amounts remaining outstanding under this credit facility (approximately $27 million) accrue interest at an annual rate of approximately 5.8% as of December 31, 1996. During 1996, the maturity date was extended from July 1996 to July 1997. In the first half of 1997, the Company, and/or one of its subsidiaries, plans to issue long-term debt for the purpose of repaying the remaining balance under the credit facility

WICOR raised its dividend by 2.4%, 2.5% and 2.6% in 1996, 1995 and 1994, respectively. The current annual dividend rate is $1.68 per share. At December 31, 1996, the Company had $120.9 million of unrestricted retained earnings available for dividend payments to shareholders.

The WICOR Plan, established in 1992, allows customers, shareholders, employees, Wisconsin residents and certain suppliers to purchase WICOR common stock directly and through dividend reinvestment without paying fees or service charges. During 1995 and 1994, 54,000 and 511,000 shares of WICOR common stock, respectively, were newly issued through the WICOR Plan and through various employee benefit plans. These stock issuances provided funds to the Company of $1.2 million and $10.6 million in 1995 and 1994, respectively. Effective February 1, 1995, share requirements for the WICOR Plan have been met through open market purchases of WICOR common stock.

As described in Note 6 of Notes to Consolidated Financial Statements, a 1993 PSCW rate order retained certain limitations with respect to equity levels of and dividend payments by Wisconsin Gas. Restrictions imposed by the PSCW are not expected to have any material effect on WICOR's ability to meet its cash obligations.

Wisconsin Gas's ratio of pre-tax earnings to fixed charges increased to 4.9 in 1996 from 4.0 in 1995, as a result of higher earnings and fixed charges that were 11% lower in 1996 than in 1995.

Access to credit markets and the costs associated therewith can be correlated to credit quality. Wisconsin Gas's unsecured bond rating from Moody's Investors Service and Standard and Poor's Corporation was reaffirmed in 1996 at Aa3 and AA-, respectively. Such ratings are not a recommendation to buy, sell or hold securities, but rather an indication of creditworthiness.

The following is a summary of the meanings of the ratings shown above and the relative rank of the Company's rating within each agency's classification system. Moody's top four corporate bond ratings (Aaa, Aa, A and Baa) are considered "investment grade." Obligations which are rated "Aa" are judged to be of high quality by all standards. A numerical modifier ranks the security within the category with a "1" indicating the high end, a "2" indicating the midrange and a "3" indicating the low end of the category. Standard & Poor's top four corporate bond ratings (AAA, AA, A and BBB) are considered "investment grade." Based on Standard & Poor's rating system, debt rated "AA" has a very strong capacity to pay interest and repay principal and differs from the highest rated issues only in small degree. A plus (+) or minus (-) sign designates the relative position of a credit rating within the rating category.

WICOR and its subsidiaries maintain multi-year revolving credit agreements, expiring in March 1998, to provide backup funding for commercial paper and to ensure availability of adequate resources for corporate liquidity. Separate agreements of $25 million for WICOR, $30 million for Wisconsin Gas and $15 million for Sta-Rite Industries, Inc., a manufacturing subsidiary, exist for such purposes. Wisconsin Gas finances working capital by issuing commercial paper in the open market. Commercial paper outstanding, on a consolidated basis, at December 31, 1996 and 1995 was $71.6 million and $66.0 million, respectively

The Company believes that it has adequate capacity to fund its operations for the foreseeable future through its borrowing arrangements and internally generated cash.

REGULATORY MATTERS

Wisconsin Gas is subject to the jurisdiction of the PSCW as to various phases of its operations, including rates, service and issuance of securities. The PSCW has instituted generic proceedings to consider how its regulation of gas distribution utilities should change to reflect the changing competitive environment in the gas industry. To date, the PSCW has made a policy decision to deregulate the sale of natural gas in customer segments with workably competitive market choices. It has adopted standards for transactions between a utility and its gas marketing affiliates. Hearings have been held to identify barriers to competition and to establish criteria for determining whether markets are workably competitive. PSCW action on these issues is anticipated during the first half of 1997. The impact of these proceedings on Wisconsin Gas's future operations is uncertain at this time.

Under current utility regulation, Wisconsin Gas only earns a profit on the transportation of natural gas and not its sale. Because of this and consistent with the PSCW's policy decision, Wisconsin Gas is actively seeking to create the competitive market conditions necessary to exit the natural gas sales business and provide only gas transporta-tion services within its utility service territory. In response to filings made by Wisconsin Gas, the PSCW approved gas supplier customer choice pilot programs for the utility's firm market segments effective November 1, 1996. Under these limited pilot programs, 97 large-volume firm, 642 commercial and 818 residential customers elected to purchase gas through third-party gas suppliers until October 31, 1997. Requests from customers to participate exceeded the volumes made available under the pilot programs. These pilot programs are designed to test market acceptance of supplier choice, the interest of third-party marketers in serving these market segments and Wisconsin Gas's capabilities to administer transportation-only services. WICOR Energy Services, as a gas marketer, is one of the suppliers competing in the pilot programs.

At this point, the length of time it will take for Wisconsin Gas to fully exit the gas sales business for all customer classes, if indeed it will be permitted to do so, and the extent to which shareholders might be required to bear any costs that may arise in connection with existing contractual commitments and in transforming Wisconsin Gas's business are uncertain.

Under a November 1994 rate order, Wisconsin Gas's rates were subject to a three-year margin rate cap (through October 1997) based upon rates approved in November 1993. The PSCW order also specified margin rate floors for each rate class. Wisconsin Gas has the ability to raise or lower margin rates within the specified range on a quarterly basis. Wisconsin Gas reduced its base rates by $1.5 million, $3.0 million and $3.0 million on an annualized basis effective August 1, 1995, November 1, 1995 and November 1, 1996, respectively. With these reductions, Wisconsin Gas's rates are designed to recover $7.5 million per year less than the maximum margin recovery allowed by the PSCW's rate order. At Wisconsin Gas's request, the PSCW extended the margin cap to October 31, 1998

In July 1995, the PSCW initiated a proceeding to develop principles and analyze alternatives for gas utilities to recover purchased gas costs to replace the traditional purchased gas adjustment ("PGA") mechanism. In October 1996, the PSCW issued a decision that requires all gas utilities to file new purchased gas cost recovery mechanisms consistent with conditions set out by the PSCW. Wisconsin Gas filed its mechanism in January 1997, which will be subject to hearings and PSCW approval. Wisconsin Gas anticipates approval of a new gas cost recovery mechanism during the third quarter of 1997. It is uncertain whether the Wisconsin Gas proposal will be accepted. Under Wisconsin Gas's proposal, the effect of the mechanism on the Company's results of operations is not expected to be material.

On November 1, 1993, ANR Pipeline Company ("ANR"), Wisconsin Gas's principal pipeline supplier, filed for a general rate increase with the Federal Energy Regulatory Commission ("FERC"). The filing proposed cost increases in many areas of ANR's regulated services. The FERC ordered a reduction or elimination of certain cost increases and permitted ANR to place the balance of the rate increase into effect on May 1, 1994, subject to refund of any amounts ultimately determined to be unjust and unreasonable. Hearings were completed in the first quarter of 1996. The Company cannot predict when an order will be issued by the FERC. The Company believes that any amount by which ANR is ultimately permitted to increase its rates in this proceeding will not have a material impact on Wisconsin Gas or the Company.

SFAS No. 71 "Accounting for the Effects of Certain Types of Regulation" provides that rate-regulated public utilities such as Wisconsin Gas record certain costs and credits allowed in the ratemaking process in different periods than would be required for unregulated businesses. These costs and credits are deferred as regulatory assets or regulatory liabilities and are recorded on the income statement at the time they are recognized in rates. SFAS No. 71 continues to be applicable to Wisconsin Gas in that its rates are approved by a third party regulator and are designed to recover its cost of service. Wisconsin Gas believes its current cost based rates are competitive in the open market.

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

ENVIRONMENTAL MATTERS

Wisconsin Gas is in the process of preparing a remedial action options report and recommendation for presentation to the Wisconsin Department of Natural Resources concerning two previously owned sites on which Wisconsin Gas operated manufactured gas plants. Wisconsin Gas currently anticipates that the costs incurred in the remediation effort will be recoverable from insurers or through rates and will not have a material adverse effect on the Company's liquidity or results of operations.

The manufacturing segment has provided reserves believed sufficient to cover its estimated costs related to contamination associated with its manufacturing facilities.

For additional disclosure regarding environmental matters, see Note 7 of Notes to Consolidated Financial Statements

Report of Independent Public Accountants

To the Shareholders and Board of Directors of WICOR, Inc.:

We have audited the accompanying consolidated balance sheets and statements of capitalization of WICOR, Inc. (a Wisconsin corporation) and subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of income, common equity and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of WICOR, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of WICOR, Inc. and subsidiaries as of December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.

                                          Arthur Andersen LLP

Milwaukee, Wisconsin,
January 27, 1997

                Consolidated Statements of Income

        [thousands of dollars, except per share amounts]

Years Ended December 31,              1996           1995           1994
                                  ------------   ------------   ------------
Operating Revenues
Energy                            $   602,685    $   522,840    $   556,587
Manufacturing                         409,916        337,754        311,168
                                  ------------   ------------   ------------
                                    1,012,601        860,594        867,755
Operating Costs and Expenses
  Cost of gas sold                    393,681        322,198        357,482
  Manufacturing cost of sales         297,053        245,688        222,679
  Operations and maintenance          187,557        174,515        181,820
  Depreciation and amortization        34,355         29,696         29,416
  Taxes, other than income taxes        9,244          9,421          9,748
                                  ------------   ------------   ------------
                                      921,890        781,518        801,145
                                  ------------   ------------   ------------
Operating Income                       90,711         79,076         66,610
                                  ------------   ------------   ------------
Interest expense                      (18,349)       (19,299)       (16,698)
Other income and expenses               1,114          2,438            574
                                  ------------   ------------   ------------
Income Before Income Taxes             73,476         62,215         50,486
Income taxes                           26,705         22,688         17,312
                                  ------------   ------------   ------------
Net Income                        $    46,771    $    39,527    $    33,174
                                  ============   ============   ============
Per Share of Common Stock
Net income                        $      2.55    $      2.32    $      1.99
Cash dividends paid               $      1.66    $      1.62    $      1.58
Average common shares
     outstanding (thousands)           18,365         17,020         16,708

The accompanying notes are an integral part of these statements.

                      Consolidated Balance Sheets

                         (thousands of dollars)

December 31,                                 1996           1995
                                         ------------   ------------
Assets
 Current Assets
  Cash and cash equivalents              $    18,784    $    20,380
  Accounts receivable, less allowance
    for doubtful accounts of $14,429
    and $10,343, respectively                150,076        132,203
  Accrued revenues                            59,794         48,847
  Manufacturing inventories                   72,316         68,236
  Gas in storage                              33,463         24,117
  Deferred income taxes                       21,706         20,256
  Prepayments and other                       16,566         14,990
                                         ------------   ------------
                                             372,705        329,029
                                         ------------   ------------
Property, Plant and Equipment, at cost
  Energy                                     786,643        757,950
  Manufacturing                              132,342        119,032
                                         ------------   ------------
                                             918,985        876,982
                                         ------------   ------------
Less accumulated depreciation
  and amortization                           477,577        440,942
                                         ------------   ------------
                                             441,408        436,040
                                         ------------   ------------
Deferred Charges and Other
  Regulatory assets                          101,808        104,145
  Goodwill                                    61,366         61,096
  Prepaid pension costs                       36,869         33,073
  Systems development costs                   23,052         28,868
  Other                                       20,444         16,263
                                         ------------   ------------
                                             243,539        243,445
                                         ------------   ------------
                                         $ 1,057,652    $ 1,008,514
                                         ============   ===========

                        Consolidated Balance Sheets

                           (thousands of dollars)

December 31,                                 1996           1995
                                         ------------   ------------
Liabilities and Capitalization
 Current Liabilities
  Short-term borrowings                  $   114,810    $   106,377
  Accounts payable                            98,951         66,157
  Refundable gas costs                        31,545         34,347
  Accrued payroll and benefits                17,246         16,340
  Current portion of long-term debt            4,061          6,836
  Accrued taxes                                1,260          6,940
  Other                                       21,464         17,401
                                         ------------   ------------
                                             289,337        254,398
                                         ------------   ------------
Deferred Credits and Other Liabilities
  Postretirement benefit obligation           66,391         67,306
  Regulatory liabilities                      61,749         64,896
  Deferred income taxes                       39,668         39,282
  Accrued environmental remediation costs     36,222         36,381
  Unamortized investment tax credit            7,265          7,724
  Other                                       19,399         18,673
                                         ------------   ------------
                                             230,694        234,262
                                         ------------   ------------
Commitments and Contingencies (Note 7)
Capitalization (See accompanying statement)
Long-term debt                               169,169        174,713
Redeemable preferred stock                         -              -
Common equity                                368,452        345,141
                                         ------------   ------------
                                             537,621        519,854
                                         ------------   ------------
                                         $ 1,057,652    $ 1,008,514
                                         ============   ============

The accompanying notes are an integral part of these statements.

              Consolidated Statements of Cash Flows
                      (thousands of dollars)

Years Ended December 31,               1996         1995         1994
                                    ----------   ----------   ----------
Operations
Net income                          $  46,771    $  39,527    $  33,174
Adjustments to reconcile net
 income to net cash flow
 from operating activities:
  Depreciation and amortization        54,871       48,477       47,097
  Deferred income taxes                (1,103)      (6,436)      (9,091)
  Changes in:
    Accounts receivable               (28,641)     (33,298)      21,105
    Manufacturing inventories          (3,590)      (1,931)      (2,027)
    Gas in storage                     (9,512)      14,121        6,647
    Other current assets               (1,167)       3,545       (4,827)
    Accounts payable                   32,520       (4,652)       2,943
    Refundable gas costs               (2,802)      16,289        2,462
    Accrued taxes                      (6,028)      (7,839)      (2,412)
    Other current liabilities           4,225        2,939          947
    Other noncurrent assets
     and liabilities                  (10,128)        (824)       7,533
                                    ----------   ----------   ----------
Cash provided by
 operating activities                  75,416       69,918      103,551
                                    ----------   ----------   ----------

Investment Activities
 Capital expenditures                 (51,744)     (56,241)     (55,051)
 Proceeds from sale of assets           1,249        5,099           42
 Acquisitions                              22      (58,256)         (72)
 Other, net                               285          365          343
                                    ----------   ----------   ----------
Cash used in investing activities     (50,188)    (109,033)     (54,738)
                                    ----------   ----------   ----------
Financing Activities
 Change in short-term borrowings         (969)       4,059      (21,617)
 Issuance of long-term debt            10,045       65,000        1,869
 Reduction of long-term debt           (9,194)     (57,700)      (4,795)
 Issuance of common stock               3,345       40,285       10,649
 Dividends paid on common stock,
  less amounts reinvested             (30,485)     (27,454)     (23,247)
 Other                                    434          167          513
                                    ----------   ----------   ----------
Cash (used in) provided by
 financing activities                 (26,824)      24,357      (36,628)
                                    ----------   ----------   ----------
Change in Cash and Cash Equivalents    (1,596)     (14,758)      12,185
Cash and cash equivalents
 at beginning of year                  20,380       35,138       22,953
                                    ----------   ----------   ----------
Cash and Cash Equivalents
 at End of Year                     $  18,784    $  20,380    $  35,138
                                    ==========   ==========   ==========
The accompanying notes are an integral part of these statements

              Consolidated Statements of Capitalization
                      (thousands of dollars)
December 31,                             1996         1995
                                      ----------   ----------
Long-Term Debt
Wisconsin Gas:
  First mortgage bonds
    Adjustable rate series, 7.2% and
     9.3%, respectively, due 1999     $   4,000    $   6,000
  7-1/2% Notes due 1998                  40,000       40,000
  6.6% Notes due 2013                    45,000       45,000
  6-3/8% Notes due 2005                  65,000       65,000
WICOR Industries, Inc.:
  Securities loan agreement,11-3/4%
   due semi-annually through 2000
   (includes unamortized bond
   premium of $1,078)                     7,014            -
  First mortgage notes, adjustable
   rate, 4.4% to 4.6%, due
   semi-annually through 2000               633          909
  Industrial revenue bonds, 7.84%,
   payable through 2000                   1,320        1,770
  Commercial paper under
   multi-year credit agreements           3,000       11,202
Capital lease obligations and other         342        1,271
Unamortized (discount), net              (1,547)      (1,754)
ESOP loan guarantee                       4,407        5,315
                                      ----------   ----------
                                        169,169      174,713
                                      ----------   ----------
Redeemable Preferred Stock
WICOR:
  $1.00 par value; authorized
   1,500,000 shares                           -            -
Wisconsin Gas:
  Without par value, cumulative;
   authorized 1,500,000 shares                -            -
                                      ----------   ----------
                                              -            -
                                      ----------   ----------
Common Equity
Common stock, $1.00 par value,
 authorized 60,000,000 shares;
 outstanding 18,407,000 and
 18,237,000 shares, respectively         18,407       18,237
Other paid-in capital                   224,041      219,133
Retained earnings                       129,777      113,491
Cumulative currency
 translation adjustment                   1,349         (125)
Unearned compensation - ESOP
 and restricted stock                    (5,122)      (5,595)
                                      ----------   ----------
                                        368,452      345,141
                                      ----------   ----------
Total Capitalization                  $ 537,621    $ 519,854
                                      ==========   ==========

The accompanying notes are an integral part of these statements.

             Consolidated Statements of Common Equity
                     (thousands of dollars)

Years Ended December 31,           1996         1995         1994
                                ----------   ----------   ----------
Common Stock
Balance at beginning of year    $  18,237    $  16,918    $  16,407
Issued in connection with
 underwritten public offering           -        1,265            -
Issued in connection with
 dividend reinvestment, customer
 stock purchase, employee
 benefit plans and other              170           54          511
                                ----------   ----------   ----------
Balance at end of year             18,407       18,237       16,918
                                ----------   ----------   ----------
Other Paid-in Capital
Balance at beginning of year      219,133      180,000      166,710
Issued in connection with
 underwritten public offering           -       37,684            -
Received in connection with
 dividend reinvestment, customer
 stock purchase, employee
 benefits plans and other           4,908        1,449       13,290
                                ----------   ----------   ----------
Balance at end of year            224,041      219,133      180,000
                                ----------   ----------   ----------
Retained Earnings
Balance at beginning of year      113,491      101,418       94,643
Net income                         46,771       39,527       33,174
Dividends on common stock         (30,485)     (27,454)     (26,399)
                                ----------   ----------   ----------
Balance at end of year            129,777      113,491      101,418
                                ----------   ----------   ----------
Cumulative Currency
 Translation Adjustment
Balance at beginning of year         (125)        (243)      (1,741)
Translation adjustments,
 net of tax                         1,474          118        1,498
                                ----------   ----------   ----------
Balance at end of year              1,349         (125)        (243)
                                ----------   ----------   ----------
Unearned Compensation -
 ESOP and Restricted Stock
Balance at beginning of year       (5,595)      (6,868)      (7,484)
Loan payments                         908        1,055        1,114
Issuance of restricted stock       (1,208)           -         (723)
Amortization and forfeitures
 of restricted stock                  773          218          225
                                ----------   ----------   ----------
Balance at end of year             (5,122)      (5,595)      (6,868)
                                ----------   ----------   ----------
Total Common Equity
 at End of Year                 $ 368,452    $ 345,141    $ 291,225
                                ==========   ==========   ==========

The accompanying notes are an integral part of these statements

Quarterly Financial Data (unaudited)

Because seasonal factors significantly affect the Company's operations (particularly at Wisconsin Gas), the following data may not be comparable between quarters:

[thousands of dollars, except per share amounts]

                                                        Quarters:
                                        -----------------------------------------
                                          First     Second     Third    Fourth(b)
                                        ---------  --------  ---------  ---------
1996
Operating revenues                      $ 328,747  $227,600  $175,139   $281,115
Operating income (loss)                 $  54,943  $ 13,300  $ (3,416)  $ 25,884
Income available for common stock (b)   $  30,949  $  5,652  $ (4,478)  $ 14,648
Net income(loss) per common share(a)(b) $    1.69  $   0.31  $  (0.24)  $   0.80

1995
Operating revenues                      $ 269,304  $179,199  $162,738   $249,353
Operating income (loss)                 $  42,848  $  8,456  $ (3,033)  $ 30,805
Income available for common stock       $  24,789  $  2,678  $ (4,944)  $ 17,004
Net income (loss) per common share (a)  $    1.46  $   0.16  $  (0.29)  $   0.99

(a)	Quarterly earnings per share may not total to the amounts reported for the year since the computation is based on weighted average common shares outstanding during each quarter.

(b)	The fourth quarter of 1996 includes the effects of charges relating to the settlement of a product liability lawsuit and the consolidation of two Wisconsin manufacturing plants. These charges decreased consolidated net income by $1.2 million or $0.07 per share

Notes to Consolidated Financial Statements

1 | Accounting Policies

a] PRINCIPLES OF CONSOLIDATION   The consolidated financial statements include
the accounts of WICOR, Inc., ("WICOR or the Company") and its wholly-owned subsidiaries: Wisconsin Gas Company ("Wisconsin Gas"), WICOR Energy Services Company ("WESCO"), FieldTech, Inc. ("FieldTech") and WICOR Industries, Inc. ("WICOR Industries"), an intermediate holding company for various manufacturing subsidiaries. All appropriate intercompany transactions have been eliminated.

b] BUSINESS The Company is a diversified holding company with two principal business groups: energy services and manufacturing of pumps. The Company engages in natural gas distribution through Wisconsin Gas, the oldest and largest natural gas distribution utility in Wisconsin. Wisconsin Gas is subject to regulation by the Public Service Commission of Wisconsin ("PSCW") and gives recognition to ratemaking policies substantially in accordance with the Federal Energy Regulatory Commission ("FERC") System of Accounts. At December 31, 1996, Wisconsin Gas served approximately 513,000 customers in 514 communities. The Energy group accounted for 60% and 71% of the Company's 1996 operating revenues and operating income, respectively. Through WICOR Industries, Inc., the Company also engages in the manufacture and sale of pumps and processing equipment used to pump, control, transfer, hold and filter water and other fluids. The Company's products are used primarily in water system, pool and spa, agriculture, RV/marine and beverage/food service applications. The Company markets its manufactured products in over 100 countries.

c] GAS DISTRIBUTION REVENUES AND PURCHASED GAS COSTS Utility billings are rendered on a cycle basis. Revenues include estimated amounts accrued for service provided but not yet billed.

Wisconsin Gas's rate schedules contain purchased gas adjustment ("PGA") provisions which permit the recovery of actual purchased gas costs incurred. The difference between actual gas costs incurred and costs recovered through rates is deferred as a current asset or liability. The deferred balance is returned to or recovered from customers at intervals throughout the year and any residual balance at the annual October 31 reconciliation date is subsequently refunded to or recovered from customers.

The PSCW is currently permitting Wisconsin Gas to recover pipeline supplier take-or-pay settlement costs, allocating a portion of the direct-billed costs to each customer class, including transportation customers.

d] PLANT AND DEPRECIATION Gas distribution property, plant and equipment is stated at original cost, including overhead allocations. Upon ordinary retirement of plant assets, their cost plus cost of removal, net of salvage, is charged to accumulated depreciation, and no gain or loss is recognized

The depreciation of Wisconsin Gas's assets is computed using straight-line rates over estimated useful lives and considers estimated removal costs and salvage value. These rates have been consistently used for ratemaking purposes. The composite rates are 4.5%, 4.2% and 4.5% for 1996, 1995 and 1994, respectively. Depreciation of manufacturing property is calculated under the straight-line method over the estimated useful lives of the assets (3 to 10 years for equipment and 30 years for buildings) and is primarily reported as a cost of sales.

e] REGULATORY ACCOUNTING The Company and Wisconsin Gas account for their regulated operations in accordance with Statement of Financial Accounting Standards ("SFAS") No. 71, "Accounting for the Effects of Certain Types of Regulation." This statement sets forth the application of generally accepted accounting principles to those companies whose rates are determined by an independent third-party regulator. The economic effects of regulation can result in regulated companies recording costs that have been or are expected to be allowed in the ratemaking process in a period different from the period in which the costs would be charged to expense by an unregulated enterprise. When this occurs, costs are deferred as assets in the balance sheet (regulatory assets) and recorded as expenses in the periods those same amounts are reflected in rates. Additionally, regulators can impose liabilities upon a regulated company for amounts previously collected from customers and for amounts that are expected to be refunded to customers (regulatory liabilities).

The amounts recorded as regulatory assets and regulatory liabilities in the Consolidated Balance Sheet at December 31, 1996 and 1995 are as follows:

[thousands of dollars]                   1996         1995
                                      ----------   ----------
Regulatory assets:
Postretirement benefit costs (Note 9) $  42,275    $  45,054
Deferred environmental costs             41,368       41,457
Deferred uncollectible expenses          10,152        8,248
Income tax-related amounts due
  from customers                          3,003        3,357
Other                                     5,010        6,029
                                      ----------   ----------
                                      $ 101,808    $ 104,145
                                      ==========   ==========
Regulatory liabilities:
Income tax-related amounts
 due to customers                     $  21,369    $  22,891
Pension costs (Note 9)                   16,631       19,482
Other                                    23,749       22,523
                                      ----------   ----------
                                      $  61,749    $  64,896
                                      ==========   ==========

Wisconsin Gas is precluded from discontinuing service to residential customers within its service area during the heating season. Any differences between doubtful account provisions based on actual experience and provisions allowed for ratemaking purposes by the PSCW are deferred for later recovery in rates as a cost of service. The most recent PSCW rate order provides for a $13.

million allowable annual provision for doubtful accounts, including amortization of prior deferred amounts. In the fourth quarter of 1996, the PSCW staff approved a one-time charge of $3.0 million relating to uncollectible accounts receivable expense. See Notes 7 and 9 for discussion of additional regulatory assets.

f] INCOME TAXES The Company files a consolidated Federal income tax return and allocates Federal current tax expense or credits to each subsidiary based on its respective separate tax computation.

For Wisconsin Gas, investment tax credits were recorded as a deferred credit on the balance sheet and are being amortized to income over the applicable service lives of the related properties consistent with regulatory treatment.

g] NET INCOME PER COMMON SHARE Net income per common share is based on the weighted average number of shares. Employee stock options are not recognized in the computation of earnings per common share as they are not materially dilutive.

h] INVENTORIES

Energy - Substantially all gas in storage inventories in 1996 and 1995 was priced using the weighted average method of accounting.

Manufacturing - Approximately 55% and 58% of manufacturing inventories, in 1996 and 1995, respectively, are priced using the last-in, first-out ("LIFO") method (not in excess of market), with the remaining inventories priced using the first-in, first-out ("FIFO") method. If the FIFO method had been used exclusively, manufacturing inventories would have been $8.5 million and $7.9 million higher at December 31, 1996 and 1995, respectively.

i] CASH FLOWS The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents. Due to the short maturity of these instruments, market value approximates cost.

Beginning in 1995, the Company, through an agent, purchased common stock for shareholders who elected to reinvest their dividends in common stock. The Company's dividends reinvested (pursuant to its dividend reinvestment plan) totaled $3.2 million for 1994.

For purposes of the Consolidated Statements of Cash Flows, income taxes paid (net of refunds) and interest paid (net of capitalized amounts) were as follows for each of the years ended December 31:

(thousands of dollars)          1996         1995         1994
-------------------------    ----------   ----------   ----------
Income taxes paid            $  34,669    $  27,801    $  31,384
Interest paid                $  16,824    $  18,855    $  15,71
j] DERIVATIVE FINANCIAL INSTRUMENTS The Company has a limited involvement with derivative financial instruments and does not use them for trading or speculative purposes. Foreign exchange futures and forward contracts are used to hedge foreign exchange exposure resulting from international purchases or sales of products. Gains and losses from open contracts are deferred until recognized as part of the purchase transaction. Such gains and losses included in net income in the Consolidated Statements of Income for the years ended December 31, 1996, 1995 and 1994 were not material. Wisconsin Gas purchased derivatives in 1996 and 1995 to hedge a small portion of gas costs to be purchased for resale. The cost of the options and any gains or losses realized do not affect income since they are accounted for under the purchased gas adjustment clause.

k] USE OF ESTIMATES The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

l] RECLASSIFICATIONS Certain prior year financial statement amounts have been reclassified to conform to their current year presentation.

2 | MERGERS AND ACQUISITIONS

Fiscal 1996 included an acquisition of an 80% interest in Hydro-Flow Filtration Systems. The effects of this acquisition are immaterial to these consolidated financial statements.

On July 19, 1995, the Company completed the acquisition of Hypro Corporation ("Hypro") for $58 million in cash and the assumption of operating liabilities totaling $13.3 million. Hypro designs, manufactures and markets pumps and water processing equipment for the agricultural, high-pressure cleaning, marine, industrial and fire protection markets. The acquisition has been accounted for as a purchase and the results of operations of Hypro have been included in the consolidated financial statements commencing July 19, 1995. The purchase price was allocated to the net assets based upon their estimated fair market values. The excess of the purchase price over the estimated fair value of net assets acquired amounted to approximately $58 million, which has been recorded as goodwill and is being amortized straight line over 40 years.

3 | INCOME TAXES

The components of deferred income tax assets and liabilities at December 31, 1996 and 1995 are as follows:


(thousands of dollars)                    1996         1995
---------------------------            ----------   ----------
Deferred Income Tax Assets
Recoverable gas costs                  $  12,658    $  13,416
Deferred compensation                      2,968        2,416
Inventory                                  1,078        1,290
Product warranties                         1,691        1,384
Other                                      3,311        1,750
                                       ----------   ----------
                                       $  21,706    $  20,256
                                       ==========   =========

Deferred Income Tax Liabilities
Property related                       $  46,867    $  44,647
Systems development costs                  9,252       11,586
Investment tax credit                     (4,806)      (5,109)
Postretirement benefits                   (8,914)      (8,195)
Deferred compensation                     (3,734)      (3,044)
Pension benefits                           8,118        5,039
Environmental                             (5,677)      (4,725)
Other                                     (1,438)        (917)
                                       ----------   ----------
                                       $  39,668    $  39,282
                                       ==========   ==========

The provision for income taxes differs from the amount of income tax determined by applying the applicable U.S. statutory federal income tax rate to pretax income as a result of the following differences:

(thousands of dollars)
Year ended December 31,                 1996           1995           1994
                                   --------------  --------------  --------------
Statutory U.S. tax rates           $25,717  35.0%  $21,775  35.0%  $17,670  35.0%
State income taxes, net              3,818   5.2     3,235   5.2     2,518   5.0
Excess of foreign (benefit)
 provision over U.S.
 statutory tax rate                   (229) (0.3)      378   0.6      (174) (0.3)
Investment credit restored            (453) (0.6)     (457) (0.7)     (461) (0.9)
Amortization of excess
 deferred taxes                       (556) (0.8)     (507) (0.8)     (505) (1.0)
Adjustment of prior year's
 estimated liability                  (578) (0.8)     (361) (0.6)     (998) (2.0)
Other, net                          (1,014) (1.4)   (1,375) (2.2)     (738) (1.5)
                                   --------------  --------------  --------------
Effective Tax Rates                $26,705  36.3%  $22,688  36.5%  $17,312  34.3%
                                   ==============  ==============  ==============

The current and deferred components of income tax expense (benefit) for each of the years ended December 31, are as follows:

(thousands of dollars)               1996         1995         1994
                                  ----------   ----------   ----------
Current
Federal                           $  23,479    $  25,728    $  23,516
State                                 6,022        6,641        5,816
Foreign                                 752        1,256        1,627
                                  ----------   ----------   ----------
  Total Current                      30,253       33,625       30,959
                                  ----------   ----------   ----------
Deferred
Federal                              (2,610)     (10,275)     (11,247)
State                                  (264)      (1,816)      (2,012)
Foreign                                (674)       1,154         (388)
                                  ----------   ----------   ----------
  Total Deferred                     (3,548)     (10,937)     (13,647)
                                  ----------   ----------   ----------
Total Provision                   $  26,705    $  22,688    $  17,312
                                  ==========   ==========   =========

4 | SHORT-TERM BORROWINGS

As of December 31, 1996 and 1995, the Company had total unsecured lines of credit available from banks of $230.5 million and $204.2 million, respectively. These borrowing arrangements may require the maintenance of average compensating balances, which are generally satisfied by balances maintained for normal business operations, and may be withdrawn at any time.

(thousands of dollars)                    1996         1995
------------------------               ----------   ----------
Notes payable to banks
  U.S. subsidiaries                    $  27,000    $  27,000
  Non-U.S. subsidiaries                   19,210       19,352
Commercial paper - U.S.                   68,600       60,025
                                       ----------   ----------
                                       $ 114,810    $ 106,377
                                       ==========   ==========

Weighted average interest rates on debt outstanding at end of year:

(thousands of dollars)                    1996         1995
-------------------------              ----------   ----------
  Notes payable to banks
    U.S. subsidiaries                       5.8%         5.9%
    Non-U.S. subsidiaries                   7.2%         9.2%
  Commercial paper - U.S.                   5.7%         5.9%
  Highest month-end balance            $ 114,810    $ 129,058
  Average month-end balance            $  69,915    $  71,911

5 | LONG-TERM DEBT

In November 1995, Wisconsin Gas issued $65 million of 6 3\8% Notes due in 2005, a portion of the proceeds were used to redeem $50 million of 9 1\8% Notes due in 1997. Substantially all gas distribution and certain manufacturing property and plant is subject to first mortgage liens. Maturities and sinking fund requirements during the succeeding five years on all long-term debt total $4.1 million, $47.2 million, $3.9 million, $7.7 million and $0.8 million in 1997, 1998, 1999, 2000 and 2001, respectively.

6 | RESTRICTIONS

A November 1993 rate order issued by the PSCW sets a 13-month average equity range of 43% to 50% for Wisconsin Gas and also requires Wisconsin Gas to request PSCW approval prior to the payment of dividends on its common stock to WICOR if the payment would reduce its common equity (net assets) below 43% of total capitalization (including short-term debt). Under this requirement, $39.7 million of Wisconsin Gas's net assets at December 31, 1996, plus future earnings, were available for such dividends without PSCW approval. In addition, the PSCW must also approve any dividends in excess of $16 million for any 12 month period beginning November 1 if such dividends would reduce Wisconsin Gas's 13-month average equity below 48.43% of its total capitalization. Wisconsin Gas paid $5 million in dividends in November 1996 and expects to pay $21.5 million in dividends for the 12 months ending October 1997. At December 31, 1996, Wisconsin Gas's equity was 53.3%

In connection with its long-term debt agreements, Sta-Rite Industries, Inc. ("Sta-Rite"), a subsidiary of WICOR Industries, is subject to restrictions on working capital, shareholder equity and debt. These agreements also limit the amount of retained earnings available for the payment of cash dividends to WICOR and for certain investments. At December 31, 1996, $5.6 million of Sta-Rite net assets plus 50% of its future earnings were available for payment of dividends to WICOR.

Combined restricted common equity of the Company's subsidiaries totaled $247.5 million under the most restrictive provisions as of December 31, 1996; accordingly, $120.9 million of consolidated retained earnings is available for payment of dividends.

Historically, the PSCW has imposed restrictions on public utility holding companies, including WICOR, relating to future nonutility investments. Under current restrictions, Wisconsin Gas should remain the predominant business, generally as measured by equity, within the holding company system. Under these restrictions, the amount allowable for future nonutility equity investment at December 31, 1996, was $56.6 million. Also, nonutility subsidiaries can borrow additional amounts for acquisitions; however, if debt for the combined nonutility entities exceeds 40% of total capitalization for these entities, further PSCW actions may be necessary. Debt was 30% of total capitalization for the nonutility entities at December 31, 1996.

7 | COMMITMENTS AND CONTINGENCIES

a] GAS SUPPLY Wisconsin Gas has agreements for firm pipeline and storage capacity that expire at various dates through 2008. The aggregate amount of required payments under such agreements totals approximately $838 million, with annual required payments of $130 million in 1997, $122 million in 1998, $122 million in 1999, $113 million in 2000 and $108 million in 2001. Wisconsin Gas's total payments for firm pipeline and storage capacity prior to recovery from sales of excess capacity were $129.6 million in 1996, $128.1 million in 1995 and $126.0 million in 1994. The purchased gas adjustment provisions of Wisconsin Gas's rate schedules permit the recovery of gas costs from its customers. FERC Order No. 636 permits pipeline suppliers to pass through to Wisconsin Gas any prudently incurred transition costs, such as unrecovered gas costs, gas supply realignment costs and stranded investment costs. Wisconsin Gas estimates its portion of such costs from all of its pipeline suppliers would approximate $7.7 million at December 31, 1996, based upon prior filings with FERC by the pipeline suppliers. The pipeline suppliers will continue to file quarterly with the FERC for recovery of actual costs incurred.

The FERC has allowed ANR Pipeline Company to recover capacity and "above market" supply costs associated with quantities purchased from Dakota Gasification Company ("Dakota") under a long-term contract expiring in the year 2009. Consistent with guidelines set forth in Order No. 636 ANR has allocated 90% of Dakota costs to firm transportation service recoverable through a reservation rate surcharge and 10% to interruptible service. The FERC has approved a settlement with Dakota governing the price of Dakota gas. Based on Wisconsin Gas contracted quantities with ANR, Wisconsin Gas is currently paying approximately $250,000 per month of Dakota costs. This amount varies month-to-month and across years based on the spread between ANR contract terms with Dakota and the market indices for pricing spot gas

Transition costs billed to Wisconsin Gas are being recovered from customers under the purchased gas provisions within its rate schedules.

b] CAPITAL EXPENDITURES Certain commitments have been made in connection with 1997 capital expenditures. The Energy group's capital expenditures for 1997 are estimated at $40 million. The Manufacturing group's capital expenditures for 1997 are estimated at $20 million.

c] ENVIRONMENTAL MATTERS Wisconsin Gas has identified two previously owned sites on which it operated manufactured gas plants. Such plants ceased operations prior to the mid-1950's. Wisconsin Gas has engaged an environmental consultant to help determine possible remediation alternatives. The Company has estimated that cleanup costs could range from $22 million to $75 million. As of December 31, 1996, the Company has accrued $36.2 million for future cleanup costs. These estimates are based on current undiscounted costs. It should also be noted that the numerous assumptions such as the type and extent of contamination, available remediation techniques, and regulatory requirements which are used in developing these estimates are subject to change as new information becomes available. Any such changes in assumptions could have a significant impact on the potential liability. Due to anticipated regulatory treatment, as discussed below, changes in the recorded liability do not immediately impact net income.

The Wisconsin Department of Natural Resources ("WDNR") issued a Probable Responsible Party letter to Wisconsin Gas for these two sites in September 1994. Following receipt of this letter, Wisconsin Gas and the WDNR held an initial meeting to discuss the sites. At the meeting it was agreed that Wisconsin Gas would prepare a remedial action options report from which it would select specific remedial actions for recommendation to the WDNR. During 1995 and 1996, the Company gathered specific environmental data regarding one of the sites in addition to the previous extensive site investigation data, held extensive discussions concerning remedial options with current landowners and solicited information from environmental consulting and remediation firms on technology and approaches that would best suit the sites. These efforts were directed toward preparing a remedial action options report and recommendations for presentation to the WDNR during 1997. Once such a plan is approved, initial remediation work will begin. Expenditures over the next three years are expected to total approximately $10.0 million. Although most of the work and the cost are expected to be incurred in the first few years of the plan, monitoring of sites and other necessary actions may be undertaken for up to 30 years.

In March 1994, Wisconsin Gas commenced suit against nine insurance carriers seeking a declaratory judgment regarding insurance coverage for the two sites. Settlements were reached with each of the carriers during 1994. Additional insurance recoveries are being pursued. Under recent PSCW rate orders, the Company expects full recovery of incurred remediation costs (excluding carrying costs), less amounts recovered from insurance carriers. Accordingly, a regulatory asset has been recorded for the accrued cost

The Company's manufacturing subsidiaries are involved in various environmental matters, including matters in which the subsidiaries or alleged predecessors have been named as potentially responsible parties under the Comprehensive Environmental Response Compensation and Liability Act ("CERCLA"). The Company has established accruals for all environmental contingencies of which management is currently aware in accordance with generally accepted accounting principles. In establishing these accruals, management considered (a) reports of environmental consultants retained by the Company, (b) the costs incurred to date by the Company at sites where clean-up is presently ongoing and the estimated costs to complete the necessary remediation work remaining at such sites, (c) the financial solvency, where appropriate, of other parties that have been responsible for effecting remediation at specified sites, and (d) the experience of other parties who have been involved in the remediation of comparable sites. The accruals recorded by the Company with respect to environmental matters have not been reduced by potential insurance or other recoveries and are not discounted. Although the Company has and will continue to pursue such claims against insurance carriers and other responsible parties, future potential recoveries remain uncertain and, therefore, have not been recorded as a reduction to the estimated gross environmental liabilities. Based on the foregoing and given current information, management believes that future costs in excess of the amounts accrued on all presently known and quantifiable environmental contingencies will not be material to the Company's financial position or results of operations.

d] OTHER The Company is party to various legal proceedings arising in the ordinary course of business which are not expected to have a material effect on the Company's financial position or results of operations.

8 | COMMON STOCK AND OTHER PAID-IN-CAPITAL

The Company's articles of incorporation authorize 60,000,000 shares of common stock, of which 18,407,286 shares and 18,236,998 shares were outstanding at December 31, 1996 and 1995, respectively. In December 1995, the Company sold in a public offering 1,265,000 shares of its common stock which generated net proceeds of approximately $38.9 million. The proceeds were used to pay a portion of the debt incurred for the acquisition of Hypro. Common stock totaling 2,503,131 shares is reserved for issuance under the Company's dividend reinvestment, stock option and incentive savings plans. In addition 21,347,379 shares are reserved pursuant to the Company's shareholder rights plan.

Under certain circumstances, each right entitles the shareholder to purchase one common share at an exercise price of $75, subject to adjustment. The rights are not exercisable until ten business days after a person or group announces a tender offer or exchange offer which would result in their acquiring ownership of 20% or more of the Company's outstanding common stock, or after a person or group acquires at least 20% of the Company's outstanding common shares. Under certain circumstances, including the existence of a 20% acquiring party, each holder of a right, other than the acquiring party, will have the right to purchase at the exercise price WICOR common stock having a value of two times the exercise price. If, after 20% or more of the outstanding shares of WICOR common stock is acquired by a person or group and the Company is then acquired by that person or group, rights holders would be entitled to purchase shares of common stock of the acquiring person or group having a market value of two times the exercise price of the rights. The rights do not have any voting rights and may be redeemed at a price of $.01 per right. The rights expire on August 29, 1999

9 | BENEFIT PLANS

a] PENSION PLANS The Company's subsidiaries have non-contributory pension plans which cover substantially all their employees and include benefits based on levels of compensation and years of service. Employer contributions and funding policies are consistent with funding requirements of Federal law and regulations. Commencing November 1, 1992, Wisconsin Gas pension costs or credits have been calculated in accordance with SFAS No. 87 and are recoverable from customers. Prior to this date, pension costs were recoverable in rates as funded. The cumulative difference between the amounts funded and the amounts based on SFAS No. 87 through November 1, 1992, is recorded as a regulatory liability and is being amortized as a reduction of pension expense over an eight-year period effective November 1, 1994.

The following table sets forth the funded status of pension plans at December 31, 1996 and 1995.

                                        Assets Exceed       Accumulated Benefits
                                     Accumulated Benefits       Exceed Assets
(thousands of dollars)                 1996        1995        1996        1995
-------------------------------     ----------  ----------  ----------  ----------
Accumulated benefit obligation
  Vested benefits                   $(102,638)  $(110,484)  $  (6,419)  $  (7,239)
  Nonvested benefits                  (17,051)    (12,339)     (2,242)     (1,461)
                                    ----------  ----------  ----------  ----------
                                     (119,689)   (122,823)     (8,661)     (8,700)
Effect of projected
 future compensation levels           (35,348)    (43,481)     (1,148)     (1,267)
                                    ----------  ----------  ----------  ----------
Projected benefit obligation         (155,037)   (166,304)     (9,809)     (9,967)
Plan assets at fair value             231,822     217,156         503         474
                                    ----------  ----------  ----------  ----------
Plan assets greater (less) than
 projected benefit obligation          76,785      50,852      (9,306)     (9,493)
Unrecognized net (asset) liability
 at September 30, 1985 being
 recognized over approximately
 16 years                             (13,269)    (15,024)        876         968
Unrecognized prior service costs        4,099       4,422         240         258
Unrecognized net (gain) loss          (30,746)     (7,177)      1,557       1,141
Additional minimum liab. recorded           -           -      (1,953)     (1,468)
                                    ----------  ----------  ----------  ----------
Prepaid pension asset
 (accrued liability)                $  36,869   $  33,073   $  (8,586)  $  (8,594)
                                    ==========  ==========  ==========  ==========

The weighted average discount rate assumptions used in determining the actuarial present value of the projected benefit obligation were 7.75%, 7.5% and 8.25% for 1996, 1995 and 1994, respectively. The expected long-term rate of return on assets was 9.0% for 1996 and 8.6% for 1995 and 1994. The expected long-term rate of compensation growth was 4.8% for 1996 and 5.3% for 1995 and 1994

Net pension (income) costs for each of the years ended December 31, include the following components:

(thousands of dollars)                 1996        1995        1994
---------------------------------   ----------  ----------  ----------
Service costs                       $   4,713   $   4,374   $   5,260
Interest costs on projected
  benefit obligations                  12,833      12,830      12,249
Actual (gain) loss on plan assets     (25,338)    (29,107)      1,225
Net amortization and deferral           5,117      10,760     (18,896)
Gain on early retirement incentive          -           -        (268)
Amortization of regulatory liability   (2,851)     (2,851)       (475)
                                    ----------  ----------  ----------
Net pension income                  $  (5,526)   $ (3,994)  $    (905)
                                    ==========  ==========  ==========

b] POSTRETIREMENT HEALTH CARE AND LIFE INSURANCE

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

The following table sets forth the plans' funded status, reconciled with amounts recognized in the Company's Statement of Financial Position at December 31, 1996 and 1995, respectively.

Accumulated benefit obligation
[thousands of dollars]                    1996        1995
-----------------------------------    ----------  ----------
Retirees                               $ (52,331)  $ (55,729)
Active employees                         (47,204)    (42,044)
Accumulated benefit obligation           (99,535)    (97,773)
Plan assets at fair value                 46,562      39,417
Accumulated benefit obligation
  in excess of plan assets               (52,973)    (58,356)
Unrecognized prior service costs         (14,432)    (15,915)
Unrecognized actuarial gain                1,014       6,965
                                       ----------  ----------
Accrued postretirement benefit         $ (66,391)  $ (67,306)
                                       ==========  ==========

Net postretirement health care and life insurance costs for each of the years ended December 31, consisted of the following components:

(thousands of dollars)              1996        1995        1994
-------------------------------  ----------  ----------  ----------
Service cost                     $   2,712   $   2,023   $   2,688
Interest cost on projected
  benefit obligation                 7,251       6,694       6,913
Actual (gain) loss on plan assets   (4,695)     (6,185)        147
Amortization of regulatory asset     2,778       2,778       2,778
Net amortization and deferral          613       2,531      (2,549)
Loss on early retire incentive           -           -       3,650
                                 ----------  ----------  ----------
Net postretirement benefit cost  $   8,659   $   7,841   $  13,627
                                 ==========  ==========  ==========

The 1994 postretirement benefit cost reflects the early retirement of 131 employees under a voluntary early retirement incentive plan at Wisconsin Gas for employees age 55 and over.

The postretirement benefit cost components for 1996 were calculated assuming health care cost trend rates ranging up to 11% for 1996 and decreasing to 5.0% over 6 to 21 years. The health care cost trend rate has a significant effect on the amounts reported. Increasing the assumed health care cost trend rates by one percentage point in each year would increase the accumulated postretirement benefit obligation ("APBO") as of December 31, 1996 by $14.4 million and the aggregate of the service and interest cost components of postretirement expense by $1.8 million.

The assumed discount rate used in determining the actuarial present value of the APBO was 7.75% in 1996 and 7.5% in 1995. Plan assets are primarily invested in equities and fixed income securities.

c] RETIREMENT SAVINGS PLANS Certain of the Company's operating subsidiaries maintain various employee savings plans, which provide employees a mechanism to contribute amounts up to 16% of their compensation for the year. Company matching contributions may be made for up to 5% of eligible compensation including 1% for the Employee Stock Ownership Plan ("ESOP"). Total contributions were valued at $1.8 million in 1996, and $1.7 million in 1995 and 1994.

d] EMPLOYEE STOCK OWNERSHIP PLAN In November 1991, WICOR established an ESOP covering non-union employees of Wisconsin Gas. The ESOP funds employee benefits of up to 1% of compensation with Company common stock distributed through the ESOP. The ESOP used the proceeds from a $10 million, 3-year adjustable rate loan (5.8% interest rate at December 31, 1996), guaranteed by the Company, to purchase 431,266 shares of WICOR common stock. The Company extended the adjustable rate loan, with similar terms, until May 31, 2002. The unpaid balance ($4.4 million) is shown as long-term debt with a like amount of unearned compensation reported as a reduction of common equity on the Company's balance sheet.

The ESOP trustee is repaying the loan with dividends on shares of WICOR common stock in the ESOP and with Wisconsin Gas contributions to the ESOP e] STOCK OPTIONS Effective January 1, 1996, the Company adopted the disclosure provisions of SFAS No. 123, "Accounting for Stock-Based Compensation," for its stock option plans. Under SFAS No. 123, the Company is permitted to record the estimated value of stock based compensation over the applicable vesting period or disclose the unrecorded cost and the related effect on earnings per share. Because the SFAS No. 123 method of accounting has not been applied to options granted prior to January 1, 1995, the resulting pro forma compensation cost may not be representative of that to be expected in future years. The Company will continue to apply APB Opinion No. 25 and related interpretations in accounting for its stock option plans. Had compensation cost for the Company's 1996 and 1995 grants for stock-based compensation plans been determined consistent with SFAS No. 123, the Company's net income and earnings per share would have been reduced by less than 1%.

The Company has a total of 129 employees participating in one or more of its common stock option plans. All options were granted at prices not less than the fair market value on the date of grant and expire not later than eleven years from the date of grant. A summary of the Company's stock option plans at December 31, 1996, 1995 and 1994 and changes during the years then ended is as follows:

                              1996              1995               1994
                       -----------------  -----------------  -----------------
                                 Wtd Avg           Wtd Avg            Wtd Avg
                        Shares    Price    Shares   Price     Shares   Price
                       --------- -------  --------- -------  --------- -------
Outstanding at
  January 1             745,050  $ 25.01   664,633  $ 24.10   794,925  $ 22.21
  Granted               162,700  $ 33.01   136,400  $ 28.31   135,800  $ 30.60
  Exercised             (98,270) $ 23.10   (44,299) $ 20.90  (214,542) $ 20.53
  Canceled              (29,331) $ 29.39   (11,684) $ 27.34   (51,550) $ 26.45
                       ---------          ---------          ---------
Outstanding at
  December 31           780,149  $ 26.76   745,050  $ 25.01   664,633  $ 24.10
                       =========          =========          =========
Exercisable at
 End of Year            538,672  $ 24.72   434,980  $ 23.46   382,067  $ 22.67
Available for future
  grant at year-end     446,907            607,200            743,600

The weighted average fair value of options granted in 1996 and 1995 was $3.83 and $3.29, respectively.

Under the Company's 1994 Long-Term Performance Plan ("1994 Plan"), awards covering up to 820,000 shares of common stock may be granted to certain key employees as compensation. The types of awards that may be granted under the 1994 Plan include incentive stock options, nonqualified stock options, stock appreciation rights and restricted stock.

Awards of restricted stock subject to performance vesting criteria have been granted under the 1994 Plan. These awards will vest only if the Company achieves certain financial goals over a three-year performance period beginning in the year of grant. Recipients of restricted stock awards are not required to provide consideration to the Company other than rendering service and have the right to vote the shares and the right to receive dividends thereon. Restricted shares forfeited revert to the Company at no cost

A total of 56,000 restricted shares (net of cancellations) were issued through 1996. Initially, the total market value of the shares is treated as unearned compensation and is charged to expense over the vesting periods. For both restricted stock and performance option shares, adjustments are made to expense for changes in market value and progress towards achievement of financial goals.

f] POSTEMPLOYMENT BENEFIT PLANS Effective January 1, 1994, the Company adopted SFAS No. 112, "Employers' Accounting for Postemployment Benefits," which requires accrual for all other postemployment benefits. Total postemployment benefit expense was nil in 1996 and $0.6 million in 1995 and 1994, respectively, including a one-time cumulative adjustment in 1994. The incremental costs of adopting this statement are insignificant on an ongoing basis.

10 | FAIR VALUE OF FINANCIAL INSTRUMENTS

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

Because Wisconsin Gas operates in a regulated environment, share-holders probably would not be affected by realization of gains or losses on extinguishment of its outstanding fixed-rate debt. Realized gains would be refunded to and losses would be recovered from customers through gas rates.

The estimated fair value of WICOR's financial instruments at December 31, is as follows:

                                     1996                   1995
                            ---------------------  ---------------------
                             Carrying     Fair      Carrying     Fair
[thousands of dollars]        Amount     Value       Amount     Value
--------------------------  ---------- ----------  ---------- ----------
Cash and cash equivalents   $  18,784  $  18,784   $  20,380  $  20,380
Accounts receivable         $ 150,076  $ 150,076   $132,203   $ 132,203
Short-term debt             $ 114,810  $ 114,810   $106,377   $ 106,377
Long-term debt              $ 169,169  $ 168,962   $174,713   $ 176,700

11 | OTHER FINANCIAL INFORMATION

See page 28 for unaudited quarterly financial data. See Financial Review on page 19 for industry segment data

Selected Financial Data

(thousands of dollars, except per share amounts)

                              1996       1995       1994       1993       1992
                           ---------- ---------- ---------- ---------- ----------
CONSOLIDATED
Operating Data:
Operating revenues (6)     $1,012,601 $  860,594 $  867,755 $  849,528 $  747,409
NI from continuing oper.   $   46,771 $   39,527 $   33,174 $   29,313 $   22,764
Net income                 $   46,771 $   39,527 $   33,174 $   29,313 $   14,799
Common Stock Data:
NI/share continuing oper   $     2.55 $     2.32 $     1.99 $     1.82 $     1.47
Net income/share (1)       $     2.55 $     2.32 $     1.99 $     1.82 $     0.96
Cash dividends/share (1)   $     1.66 $     1.62 $     1.58 $     1.54 $     1.50
Book value/share (1)       $    20.02 $    18.93 $    17.23 $    16.47 $    15.60

Balance Sheet Data:
Long-term debt             $  169,169 $  174,713 $  161,669 $  165,230 $  164,171
Redeemable preferred stock          -          -          -          -          -
Common equity                 368,452    345,266    291,468    270,276    245,287
                           ---------- ---------- ---------- ---------- ----------
  Capitalization at Y/E    $  537,621 $  519,979 $  453,137 $  435,506 $  409,458
                           ========== ========== ========== ========== ==========
Total assets at Y/E (2)    $1,057,652 $1,008,514 $  930,708 $  933,726 $  825,774

Other General Data:
Market/book ratio Y/E (%)         179        170        165        191        175
Dvdnd payout (%)(2)(3)(4)        65.2       69.5       79.6       82.2       96.1
Yield at year-end (%)             4.7        5.1        5.6        5.0        5.6
ROE (average) (%)(2)(3)(5)       12.9       13.1       11.6       11.2        9.2
P/E ratio at YE(2)(3)            14.1       13.9       14.3       17.3       18.5
Price range                $ 30 1/8 - $ 26 5/8 - $ 25 1/2 - $ 25 5/8 - $ 22 7/8 -
                           $   37 3/4 $   32 7/8 $   32 5/8 $   32 7/8 $   27 3/8
Registered shrhldrs/YE (7)     23,339     27,379     25,017     23,694     22,864
Cash flow from operations  $   75,416 $   69,918 $  103,551 $    3,401 $   37,012
Capital expenditures       $   51,744 $   56,241 $   55,051 $   51,906 $   71,873
Employees at year-end           3,475      3,368      3,214      3,222      3,178
Debt/equity ratio at YE         31/69      34/66      36/64      38/62      40/60
Energy Operations
Operating revenues         $  602,685 $  522,840 $  556,587 $  574,835 $  495,415
Net income                 $   32,141 $   27,701 $   18,896 $   19,870 $   18,060
Capital expenditures       $   36,617 $   42,852 $   44,626 $   42,253 $   62,125
Utility throughput MDth
  Residential                  52,991     49,425     46,369     47,964     45,905
  Commercial                   24,257     21,157     18,598     19,060     17,840
  Industrial firm              11,078     13,496     14,544     15,246     14,488
  Industrial interruptible     19,624     31,353     28,217     20,849     17,388
  Transported                  27,578     14,549     11,908     17,408     21,379
                           ---------- ---------- ---------- ---------- ----------
                              135,528    129,980    119,636    120,527    117,000
                           ========== ========== ========== ========== ==========

(thousands of dollars, except per share amounts)

                              1996       1995       1994       1993       1992
                           ---------- ---------- ---------- ---------- ----------
Utility customers at YE       512,868    504,746    495,129    485,103    470,956
Utility customers/employee        516        471        419        352        331
Ave cost of gas/util Dth   $     3.47 $     2.79 $     3.34 $     3.76 $     3.34
Ave residential util bill  $      725 $      686 $      719 $      779 $      712
Use/util resid cust (Dth)         120        114        110        116        115
Degree days                     7,458      6,836      6,431      6,775      6,683
% colder(warmer) 20yr norm        6.8       (2.8)      (9.0)      (4.1)      (6.4)
Manufacturing Operations (2)
Operating revenues         $  409,916 $  337,754 $  311,168 $  274,693 $  251,994
International and export
 sales % of total sales            34         39         37         34         34
Net income (3)             $   14,630 $   11,826 $   14,278 $    9,443 $    4,704
Capital expenditures       $   15,127 $   13,389 $  1 0,425 $    9,653 $    9,748

Selected Financial Data

(thousands of dollars, except per share amounts)

CONSOLIDATED
OPERATING DATA:

                              1991       1990       1989       1988       1987
                           ---------- ---------- ---------- ---------- ----------
Operating revenues (6)     $ 716,767  $ 696,023  $ 741,218  $ 780,633  $ 699,418
NI continuing operations   $  22,966  $  16,651  $  33,359  $  30,400  $  17,215
Net income                 $  22,966  $  16,651  $  33,881  $  34,163  $  19,682
Common Stock Data:
NI/share continuing oper   $    1.54  $    1.14  $    2.30  $    2.12  $    1.22
NI per common share (1)    $    1.54  $    1.14  $    2.33  $    2.38  $    1.39
Cash dividends/ share (1)  $    1.46  $    1.42  $    1.37  $    1.32  $    1.30
Book value/common share (1)$   15.84  $   16.12  $   16.83  $   15.82  $   14.68

Balance Sheet Data:
Long-term debt             $ 168,366  $ 130,215  $ 122,639  $ 133,034  $ 127,833
Redeemable preferred stock         -          -          -          -      8,000
Common equity                243,453    237,407    244,351    227,080    207,658
                           ---------- ---------- ---------- ---------- ----------
  Capitalization at YE     $ 411,819  $ 367,622  $ 366,990  $ 360,114  $ 343,491
                           ========== ========== ========== ========== ==========
Total assets at YE (2)     $ 670,250  $ 651,559  $ 620,548  $ 565,967  $ 536,998

Other General Data:
Market-to-book at YE (%)         153        122        148        123        117
Dividend payout(%)(2)(3)(4)     89.0      117.2       55.0       52.0       91.1
Yield at year-end (%)            6.1        7.3        5.6        6.9        7.6
ROE Average (%)(2)(3)(5)         9.5        6.8       14.3       15.3        9.3
PE ratio at year-end (2)(3)     15.7       17.2       10.7        8.2       12.4
Price range                $ 18 5\8-  $ 18 1\4-  $ 19 3\8-  $ 15 5\8-  $ 13 3\8-
                           $  24 3\8  $  25 1\4  $  25 3\8  $  20 7\8  $  21 7\8
Registered shrholder\YE (7)   18,503     19,463     20,509     21,611     23,010
Cash flow from operations  $  50,413  $  10,022  $  94,623  $  73,526  $  41,237
Capital expenditures       $  45,113  $  37,529  $  40,944  $  48,295  $  34,264
Employees at year-end          3,196      3,152      3,696      3,927      4,040
Debt/equity ratio at YE        41/59      35/65      33/67      37/63      37/63
Energy Operations
Operating revenues         $ 474,702  $ 455,559  $ 441,477  $ 476,904  $ 424,069
Net income                 $  17,086  $  13,195  $  25,169  $  23,223  $  12,580
Capital expenditures       $  34,473  $  27,978  $  25,813  $  37,148  $  24,344
Utility throughput (MDth)
  Residential                 45,614     43,020     48,154     46,769     39,369
  Commercial                  17,861     16,319     18,089     17,012     14,510
  Industrial firm             15,690     15,106     16,915     16,808     16,106
  Industrial interruptible    17,440     16,620      5,475      3,752      4,714
  Transported                 19,658     16,565     29,158     29,639     26,129
                           ---------- ---------- ---------- ---------- ----------
                             116,263    107,630    117,791    113,980    100,828
                           ========== ========== ========== ========== ==========

(thousands of dollars, except per share amounts)

                              1991       1990       1989       1988       1987
                           ---------- ---------- ---------- ---------- ----------
Utility customers at YE      460,549    452,906    445,771    439,063    432,509
Util customer/employee           323        321        319        311        288
Cost of gas/Dth purch.     $    3.18  $    3.30  $    3.15  $    3.68  $    3.74
Ave residential util bill  $     677  $     670  $     758  $     770  $     660
Ave use/util res cust (Dth)      117        113        129        127        108
Degree days                    6,416      6,103      7,382      7,124      6,185
% cold/(warm) 20-yr norm       (10.8)     (16.0)       1.5       (2.0)     (14.8)
Manufacturing Operations(2)
Operating revenues         $ 242,065  $ 240,464  $ 300,156  $ 303,729  $ 275,349
International/export sales
 as a % of total sales            31         27         24         22         20
Net income (3)             $   5,880  $   3,456  $   8,712  $  10,940  $   7,102
Capital expenditures       $  10,640  $   9,551  $  15,131  $  11,147  $   9,920

Selected Financial Data
CONSOLIDATED
OPERATING DATA:

(thousands of dollars, except per share amounts)
                              1986
                           ----------
Operating revenues (6)     $ 761,104
NI continuing operations   $  17,363
Net income                 $  19,780
Common Stock Data:
NI/share continuing oper   $    1.34
NI per common share (1)    $    1.53
Cash dividends/ share (1)  $    1.28
Book value/common share (1)$   15.74

Balance Sheet Data:
Long-term debt             $ 144,495
Redeemable preferred stock    14,267
Common equity                203,477
                           ----------
  Capitalization at YE     $ 362,239
                           ==========
Total assets at YE (2)     $ 542,036

Other General Data:
Market-to-book at YE (%)         134
Dividend payout(%)(2)(3)(4)     79.9
Yield at year-end (%)            6.1
ROE Average (%)(2)(3)(5)        10.5
PE ratio at year-end (2)(3)     13.8
Price range                $ 14 3/7-
                           $  23
Registered shrholder\YE (7)   23,987
Cash flow from operations  $  63,583
Capital expenditures       $  36,498
Employees at year-end          3,932
Debt/equity ratio at YE        40/60
Energy Operations
Operating revenues         $ 531,970
Net income                 $  14,338
Capital expenditures       $  28,353
Utility throughput (MDth)
  Residential                 42,837
  Commercial                  15,292
  Industrial firm             19,379
  Industrial interruptible    22,403
  Transported                  5,502
                           ----------
                             105,413
                           ==========

(thousands of dollars, except per share amounts)
                              1986
                           ----------
Utility customers at YE      426,481
Util customer/employee           277
Cost of gas/Dth purch.     $    3.75
Ave residential util bill  $     761
Ave use/util res cust (Dth)      120
Degree days                    6,788
% cold/(warm) 20-yr norm        (7.3)
Manufacturing Operations(2)
Operating revenues         $ 299,134
International/export sales
 as a % of total sales            16
Net income (3)             $   5,442
Capital expenditures       $   8,145

(1)	Adjusted for a two-for-one stock split in March 1989.
(2)	Includes continuing operations and discontinued operations up to the year disposition was authorized.
(3)	Before effects of 1992 accounting changes. Adjusted for merger with
Shurflo through (4) 1988 and (5) 1989.
(6)	Includes revenues (in thousands) from discontinued operations from 1986 to 1989 of $58,209, $58,318, $63,552 and $56,318, respectively.
(7)	Reflects WICOR Plan participants as of 1992.
Note: Hypro operations are reflected as of July 19, 1995.