Form 10-K405, Exhibit 13
period 1998-12-31
WISCONSIN GAS CO
filed 1999-03-23
CIK 107819

MANAGEMENT'S DISCUSSION AND ANALYSIS


Forward-Looking Statements
--------------------------
Certain matters discussed in this report are "forward-looking statements" intended to qualify for the safe harbor from liability established by the Private Securities Litigation Reform Act of 1995. These forward-looking statements generally can be identified as such because they include words such as the Company "believes," "anticipates," "expects," or words of similar import. Similarly, statements that describe the Company's future plans, objectives or goals also are considered forward-looking. Such statements are subject to certain risks and uncertainties that could cause actual results to differ materially from current expectations. These factors include but are not limited to the risks and uncertainties listed below. All of these factors are difficult to predict and generally beyond management's control.

* the impact of warmer- or colder-than-normal weather on the energy business
* the impact of cool or wet weather on the pump manufacturing markets
* economic conditions, including the availability of individual discretionary income and changes in interest rates and foreign currency valuations
*  changes in natural gas prices and supply availability
*  increased competition in deregulated energy markets
*  the pace and extent of energy industry deregulation
*  regulatory, government and court decisions
*  increases in costs to clean up environmental contamination
*  the Company's ability to increase prices
*  market demand for the Company's products and services
* unanticipated expenses or outcomes associated with year 2000 date conversion


General Overview
----------------
WICOR's 1998 financial results fell short of 1997's record performance as net earnings decreased by 8% to $45.5 million. Diluted earnings per share in 1998 decreased 9% to $1.21 compared to a record $1.33 per share in 1997. Continued strength in and contributions from the Manufacturing Group partially offset the impact of extremely unfavorable weather on Energy Group earnings.

WICOR's 1997 financial results exceeded 1996's record performance as net income rose by 6% to $49.5 million. Diluted earnings per share in 1997 rose 5% to $1.33 compared with 1996, as the Company's manufacturing business posted significantly improved results.

Results of Operations
---------------------

Energy Group - 1998 Compared with 1997
--------------------------------------
The Energy Group's primary business is the distribution of natural gas through Wisconsin Gas Company (Wisconsin Gas), the oldest and largest natural gas distribution utility in Wisconsin, which represented 89% of Energy Group revenues in 1998. The Energy Group also includes WICOR Energy Services (WESCO), an energy marketer, and FieldTech, a utility services company.

Margin, defined as revenues less cost of gas sold, is a better comparative performance indicator than revenues because the mix of utility volumes between sales and transportation service affects revenues but not margin. In addition, changes in the cost of gas sold to utility customers are flowed through to revenue under a gas adjustment clause.

Energy Group net earnings declined by $7.8 million, or 26%, in 1998 as compared with 1997. During 1998, heating degree days were 17% lower than 1997 and 16% lower than the 20-year average (as published by the United States Weather Bureau). This decline in heating degree days negatively impacted Wisconsin Gas margins from heating customers. The lower gas margins were driven by unseasonably warm weather in the first quarter, combined with extremely mild weather in November and early December. Net earnings were positively affected by a gain from a weather insurance agreement, revenues derived from the gas cost incentive mechanism (GCIM) and gains realized on the sale of non-utility land.

The following tables set forth financial data for the Energy Group and volume data for Wisconsin Gas for each of the years ended December 31.

Energy Group
------------

MILLIONS OF DOLLARS              1998      1997      1996
                               --------  --------  --------
Revenues                       $ 459.0   $ 573.8   $ 588.3
Cost of gas sold                 295.6     394.1     393.7
                               --------  --------  --------
Sales margin                     163.4     179.7     194.6
Gas transportation margin         22.5      22.5      14.4
                               --------  --------  --------
Gross margin                     185.9     202.2     209.0
Operation and maintenance        100.1     101.8     102.3
Depreciation and amortization     33.7      31.8      32.9
Taxes, other than income taxes     9.0       9.6       9.3
                               --------  --------  --------
Operating income                  43.1      59.0      64.5
Interest expense                  12.5      12.3      12.9
Other (income) expenses, net      (3.6)     (0.6)     (0.7)
                               --------  --------  --------
Income before income taxes        34.2      47.3      52.3
Income taxes                      12.5      17.8      20.2
                               --------  --------  --------
Net earnings                   $  21.7   $  29.5   $  32.1
                               ========  ========  ========

Wisconsin Gas Company
MILLIONS OF THERMS               1998      1997      1996
                               --------  --------  --------
Sales volumes
  Firm                           649.2     790.8     883.3
  Interruptible                   36.5      72.8     196.2
Transport volumes                460.2     428.8     275.8
                               --------  --------  --------
Total throughput               1,145.9   1,292.4   1,355.3
                               ========  ========  ========
Heating degree days              5,865     7,094     7,458
                               ========  ========  ========

The decrease in firm sales volumes in 1998 was caused principally by the extremely mild heating season, lower average use per customer and firm customers switching from sales to transportation service. Transportation volumes increased mainly because more customers purchased gas from sources other than Wisconsin Gas and transported volumes through the Wisconsin Gas distribution system. Historically, the movement to transportation from gas sales has had no impact on margin. Effective November 1, 1997, a slightly lower margin rate was put into effect for transportation-only customers. The future impact of this change on total Company margin is expected to be immaterial. During 1998, Wisconsin Gas realized $3.8 million of margin under a gas cost incentive mechanism (GCIM). In August 1998, Wisconsin Gas raised its rates $7.5 million on an annual basis. This rate increase is expected to offset increased operating expenses.

Non-regulated energy operating revenues in 1998 decreased to $52.9 million from $59.5 million in 1997. This decrease in non-regulated energy revenues consisted largely of decreased gas sales volumes and lower prices. The WESCO gas supply strategy is to match purchase commitments with customer requirements so that the Company is not exposed to significant commodity price risk.

Total operating and maintenance expenses of $100.1 million for 1998 were $1.7 million lower than the prior year. The decrease resulted primarily from lower labor and benefit expenses and weather related spending reductions at Wisconsin Gas.

Depreciation and amortization expense for 1998 increased by $1.9 million, or 6%, compared with 1997, due to additions to depreciable plant balances. Depreciation expense in 1999 is expected to increase due to planned capital investments.

Interest expense in 1998 increased $0.2 million compared to 1997. The increase reflects slightly higher average borrowing levels offset partially by lower interest rates.

Other income, net of expenses, increased by $3.0 million in 1998 compared to 1997. Other income was positively impacted by a $1.2 million gain relating to a weather insurance agreement and $1.2 million in gains realized on the sale of non-utility property.

Income tax expense decreased $5.3 million in 1998 compared to 1997, reflecting lower pre-tax income. The effective income tax rate remained relatively unchanged between 1998 and 1997.


Energy Group - 1997 Compared with 1996
--------------------------------------
Energy Group net earnings decreased by $2.6 million, or 8%, in 1997 as compared with 1996. This decrease was due primarily to reduced sales margins resulting from warmer weather and voluntary rate reductions. Lower operating expenses partially offset the decrease in sales margin.

Total Energy Group margin decreased by 3% in 1997 primarily as a result of a 10% decrease in firm sales volumes and a $3.0 million voluntary annual rate reduction effective November 1996, offset in part by a decrease in operating expenses. Utility margin rates had been reduced an aggregate of $9.0 million as a result of a November 1994 rate order of the Public Service Commission of Wisconsin (PSCW) and through voluntary annualized rate reductions of $1.5 million, $3.0 million and $4.5 million in 1997, 1996 and 1995, respectively. The weather in 1997 was 1% colder than the 20-year average and 5% warmer than 1996.

Transportation volumes in 1997 increased mainly because more customers purchased gas from sources other than Wisconsin Gas and transported that volume through the Wisconsin Gas distribution system. Historically, the movement to transportation from gas sales has had no impact on margin.

Non-regulated energy operating revenues in 1997 increased by $30.1 million, or 102%, to $59.5 million. This increase in non-regulated energy revenues consisted largely of increased gas sales at WESCO primarily as a result of customer growth.

Total operating and maintenance expenses of $101.8 million for 1997 decreased $0.5 million compared with the prior year. The decrease resulted primarily from lower labor and benefit expenses, which included a reduction in post-retirement benefit expenses reflecting improved health care cost experience and the impact of a one-time $3.0 million amortization of the uncollectible accounts receivable regulatory asset approved by the PSCW in the fourth quarter of 1996. The decrease was partially offset by higher costs associated with the increased operating activities of FieldTech and increased levels of outside services.

Depreciation expense for 1997 decreased by $1.1 million, or 3%, compared with 1996. This decrease was due to the second year impact of the depreciation rates approved by the PSCW, the effect of which was partially offset by additions to property, plant and equipment.

Interest expense in 1997 decreased $0.6 million, or 5%, compared with 1996. This decrease resulted from lower average borrowing levels and slightly lower interest rates.

Income tax expense decreased $2.4 million in 1997 compared to 1996, reflecting lower pre-tax income. The effective income tax rate remained relatively unchanged between 1997 and 1996.

Manufacturing Group - 1998 Compared with 1997
---------------------------------------------
The Manufacturing Group net sales increased 9% to a record $462.7 million during 1998, outpacing sales of $424.8 million in 1997. In addition, net earnings increased 18% to a record $23.8 million during the year.

Financial data regarding the Manufacturing Group is set forth in the table below.

MILLIONS OF DOLLARS              1998      1997      1996
                               --------  --------  --------
Revenues                       $ 462.7   $ 424.8   $ 409.9
Cost of sales                    329.2     307.2     297.1
                               --------  --------  --------
Gross profit                     133.5     117.6     112.8
Operating expenses                92.0      82.6      86.6
Operating income                  41.5      35.0      26.2
Interest expense                   4.4       5.1       5.8
Other (income) expenses, net      (0.3)     (0.7)     (0.7)
                               --------  --------  --------
Income before income taxes        37.4      30.6      21.1
Income taxes                      13.6      10.5       6.5
                               --------  --------  --------
Net earnings                   $  23.8   $  20.1   $  14.6
                               ========  ========  ========

Domestic manufacturing sales in 1998 increased by 15% to $323.2 million as compared with 1997. Overall shipments within the water systems, pool/spa, filtration, industrial and the food and beverage markets in North America were up from last year due mainly to customer growth and new product introductions.

International sales of $139.5 million decreased by 3% compared to 1997. International sales were negatively impacted by currency translation related to the strengthening U.S. dollar and continued weakness in the Asian economy. International sales accounted for 30% of total manufacturing net sales in 1998.

Gross profit margins improved to 29% in 1998, as compared to 28% in the previous year, due primarily to improved manufacturing productivity. Operating expenses, as a percentage of sales, increased slightly compared to 1997. Operating expenses in total increased by $9.4 million, or 11%, due in part to the impact of higher support spending for acquisitions, introductions of new products and customer development.

Interest expense in 1998 decreased $0.7 million, or 14%, compared to 1997. The decrease reflects lower borrowing levels to fund working capital requirements and lower interest rates.

Income tax expense increased $3.1 million in 1998 compared to 1997, reflecting higher pre-tax income. The effective income tax rate remained relatively unchanged between 1998 and 1997.

Manufacturing Group - 1997 Compared with 1996
---------------------------------------------
Net sales for 1997 rose 4% to a record $424.8 million as compared with sales of $409.9 million in 1996. Net income for 1997 increased 38% to a record $20.1 million compared to the prior year. Net income in 1996 includes one-time charges totaling $1.2 million relating to the settlement of a product liability lawsuit and the consolidation of two Wisconsin manufacturing plants.

Domestic manufacturing sales in 1997 increased by 4% to $281.0 million as compared with 1996. Domestic shipments for beverage, agricultural spraying and pool/spa markets were up from the prior year. International sales of $143.8 million increased 2% compared to 1996. The increase in international sales was negatively impacted by currency translation related to the strengthening U.S. dollar and the weakening of the Korean economy. International sales accounted for 34% of total manufacturing net sales in 1997 and 1996.

In 1997, manufacturing operating income was $35.0 million compared with $26.2 million in 1996. The increase in 1997 operating income is attributable to increased sales, plant consolidations and cost-saving programs, as well as continuing productivity improvements.

Operating expenses decreased by 5% in 1997 compared to the prior year due to cost reduction programs and improved performance of the Australian operations. As a percentage of sales, 1997 operating expenses were 19% of sales compared to 21% in 1996.

The Company initiated efforts to reduce costs and improve productivity and asset utilization by consolidating certain of its manufacturing operations. These activities resulted in the 1997 closing of a plant located in Waterford, Wisconsin, and the 1996 closing of a plant located in Detroit, Michigan. As a result of these plant closings, the Company recorded an after-tax charge of $0.7 million in 1996.

Interest expense in 1997 decreased $0.7 million, or 12%, compared to last year. This decrease resulted from lower average borrowing levels and slightly lower interest rates.

Income tax expense increased by $4.0 million in 1997, or 62%, compared to 1996 reflecting increased pre-tax income and a higher effective income tax rate.

New Accounting Standards
------------------------
In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard No. 133 (SFAS 133), "Accounting for Derivative Instruments and Hedging Activities," effective in the first quarter of 2000. SFAS 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value. The Company is currently evaluating the impact of the provisions of SFAS 133 on its financial statements and does not believe that SFAS 133 will materially increase volatility in earnings and other comprehensive income.

The Company adopted the American Institute of Certified Public Accountants Statement of Position No. 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use," in 1998 which provides guidance on accounting for the costs of computer software developed or obtained for internal use. The after-tax impact of adopting this statement on the Company's consolidated financial statements was less than $0.01 per share.


Effects of Changing Prices
--------------------------
In management's opinion, changes in the rate of inflation have not had a significant effect on WICOR's income over the past three years. Inflationary increases in recent years have been recovered through productivity improvements and/or product price increases. The Company continues to monitor the impact of inflation in order to minimize its effects in future years through pricing strategies, productivity improvements and cost reductions.

Wisconsin Gas rates are set under an alternative method of rate making (see page 23 under "Regulatory Matters"). After reviewing the impact of the margin rate cap and other factors, management believes that Wisconsin Gas's productivity improvements have offset the impact of inflationary cost increases.


Liquidity and Capital Resources
-------------------------------
The Company has access to outside capital markets and has been able to generate funds internally to meet its investment needs. WICOR's ability to attract the necessary financial capital at reasonable terms is critical to the Company's overall strategic plan. Acquisitions and investments have been initially financed with short-term debt and later permanently funded with various long-term debt securities or common equity, depending on market conditions. Working capital was $109.5 million at the end of 1998 compared to $77.0 million and $83.4 million at the end of 1997 and 1996, respectively. The Company's current ratio at December 31 was 1.4, 1.2 and
1.3 in 1998, 1997 and 1996, respectively.

Because of timing differences in the receipt and disbursement of cash and the level of construction requirements, the Energy Group borrows on a short-term basis. As customers move to purchase their own gas supplies directly from producers or brokers, the impact of gas purchases on the cash flow of the energy business may diminish.

The Company believes that cash provided from operating activities over the next three years will satisfy normal ongoing cash requirements. The Company may need external capital for financing acquisitions and scheduled debt retirement.


Investment Activities
---------------------
Consolidated capital expenditures in 1998 decreased slightly to $49.3 million. Consolidated capital expenditures are expected to increase modestly in 1999 due to water utility expenditures, and are expected to be funded from operations. Capital expenditures of $51.6 million in 1997 remained relatively flat compared to the prior year.

In May 1998, the PSCW approved an increase in the amount the Company may invest in nonutility businesses. The new investment limitation permits nonutility investments to constitute up to 60% of the Company's total capitalization. Under these new restrictions, the amount available to WICOR for future nonutility investment at December 31, 1998 is $351.7 million. (See Note 7 of Notes to Consolidated Financial Statements.)


Financing Activities
--------------------
In November 1998, Wisconsin Gas used its existing lines of credit to issue commercial paper, the proceeds of which were used to redeem, at par, $40 million of 7.5% Notes due in 1998. In January 1999, Wisconsin Gas issued $50 million of 5.5% Notes due in 2009, to replace the commercial paper.

The Company's ratio of long-term debt to capitalization was 32% in 1998 as compared to 28% in 1997 and 32% in 1996. The utility's embedded cost of long-term debt was 6.9%, 7.1% and 7.0% for the years ended December 31, 1998, 1997 and 1996, respectively.

WICOR raised its common stock dividend by 2.3% in 1998 and by 2.4% in both 1997 and 1996. The current annual dividend rate is $0.88 per share. At December 31, 1998, the Company had $136.8 million of unrestricted retained earnings available for dividend payments to shareholders.

The Board of Directors approved a two-for-one stock split of the Company's common stock to make the stock more accessible to the individual investor (See Note 9 of Notes to the Consolidated Financial Statements). The stock split was effective in May 1998.

The WICOR Plan, established in 1992, allows investors to purchase WICOR common stock directly and through dividend reinvestment without paying fees or service charges. Since February 1, 1995, share requirements for the WICOR Plan have been met through open market purchases of WICOR common stock.

As described in Note 7 of Notes to Consolidated Financial Statements, a 1993 PSCW rate order retained certain limitations with respect to equity levels of and dividend payments by Wisconsin Gas. Restrictions imposed by the PSCW are not expected to have any material effect on WICOR's ability to meet its cash obligations.

Wisconsin Gas's ratio of pre-tax earnings to fixed charges decreased to 3.8 in 1998 from 4.5 in 1997, as a result of lower earnings, the effects of which were offset in part by fixed charges that were 2% lower in 1998 than in 1997.

Access to capital markets at a reasonable cost is determined in large part by credit quality. Wisconsin Gas's strong financial position, as evidenced by Moody's Investors Service 1997 upgrading of its long-term debt from Aa3 to Aa2, provides a high degree of flexibility in obtaining funds on competitive terms. Standard and Poor's Corporation's current rating is AA-. These ratings reflect the views of such organizations, and an explanation of the significance of these ratings may be obtained from each agency. Such ratings are not a recommendation to buy, sell or hold securities, but rather an indication of creditworthiness.

The Company and its subsidiaries maintain lines of credit worldwide. The Company's primary domestic line of credit is a $115 million unsecured revolving credit facility with several banks which expires August 6, 2002. Financial covenants under these facilities include leverage and interest coverage ratios. In addition, the Company arranges domestic seasonal lines of credit to support its commercial paper borrowing program. The Company also has arranged lines of credit from foreign lenders which allow it to borrow in the applicable local currency. These lines of credit total $36.6 million and are concentrated in Australia, Canada and Italy. The Company's lines of credit generally provide borrowing at the bank reference rate or better, which varies depending on the country where the funds are borrowed. The Company was in compliance with all financial covenants at December 31, 1998. Wisconsin Gas and WICOR Industries finance working capital needs by issuing commercial paper in the open market. Commercial paper outstanding, on a consolidated basis, at December 31, 1998 and 1997 was $158.7 million and $125.2 million, respectively.

The Company believes that it has adequate capacity to fund its operations for the foreseeable future through its borrowing arrangements and internally generated cash.

Regulatory Matters
------------------
Wisconsin Gas is subject to the jurisdiction of the PSCW as to various phases of its operations, including rates, service and issuance of securities. The PSCW has instituted generic proceedings to consider how its regulation of gas distribution utilities should change to reflect the changing competitive environment in the natural gas industry. To date, the PSCW has made a policy decision to deregulate the sale of natural gas in customer segments with workably competitive market choices. It has also adopted standards for transactions between a utility and its gas marketing affiliates. The PSCW has established working groups to study and make recommendations on major deregulation issues. These working groups are scheduled to complete their work at various times through the year 2000. Presumably, the PSCW will use the work group reports as the basis for recommendations to the state legislature. The impact of these proceedings on Wisconsin Gas's future operations is uncertain at this time.

On November 1, 1996, with PSCW approval, Wisconsin Gas began a one-year pilot supplier choice program for firm gas customers located in a small geographic area of the Company's service territory. The program was modified and extended for the 1997-98 and 1998-99 program years. The Company has filed with the PSCW to further modify and extend the program for the 1999-2000 program year, and expects to continue the program from year to year until it is superseded by a generic PSCW order or state legislative mandate. The pilot program was designed to test market acceptance of supplier choice, the interest of third-party marketers in serving firm markets, including residential, and Wisconsin Gas's capabilities to administer transportation-only services. WICOR Energy Services is one of the gas suppliers participating in the pilot program.

It is unclear how long it will take for customer choice to become available in Wisconsin, and it is unknown what the impacts of customer choice may be on the Company.

Wisconsin Gas rates are set within the framework of the Productivity-based Alternative Ratemaking Mechanism (PARM), which was established in 1994 and has been extended through October 31, 2001. Under PARM, Wisconsin Gas has the ability to raise or lower margin rates within a specified range on a quarterly basis. The PARM order also specifies margin rate floors for each rate class. In 1997, 1996 and 1995, Wisconsin Gas reduced its base rates by $1.5 million, $3.0 million and $4.5 million on an annualized basis, respectively. Effective August 1, 1998, Wisconsin Gas increased its base rates by $7.5 million on an annualized basis. With this increase, Wisconsin Gas's rates recover $1.5 million per year less than the maximum amount allowed by the PSCW's rate order. The rate increase is expected to offset increased operating costs. The PARM has certain criteria that allow it to be reopened at any time for significant deterioration in safety, failures to meet conservation goals, significant changes in interest rates and "extraordinary items." To date, none of the criteria have been triggered.

The PSCW approved a gas cost incentive mechanism (GCIM) which became effective on November 1, 1997, for each of the three years ending October 31, 1998, 1999 and 2000. Under the GCIM, Wisconsin Gas's gas commodity and capacity costs are compared to monthly benchmarks. If, at the end of each GCIM year, such costs deviate by more than 1.5% from the benchmark cost of gas, the utility shares such excess or reduced costs on a 50-50 basis with customers. The sharing mechanism applies only to costs between 1.5% and 4% above or below the benchmark. The new GCIM provides an opportunity for Wisconsin Gas's earnings to increase or decrease as a result of gas and capacity acquisition activities.

Wisconsin Gas complies with the provisions of Statement of Financial Accounting Standards (SFAS No. 71) "Accounting for the Effects of Certain Types of Regulation," which provides that rate-regulated public utilities such as Wisconsin Gas record certain costs and credits allowed in the ratemaking process in different periods than would be required for unregulated businesses. In the event Wisconsin Gas determines that it no longer meets the criteria for following SFAS 71, the accounting impact would be an extraordinary, non-cash charge to operations of an amount that could be material. Criteria that give rise to the discontinuance of SFAS 71 include (1) increasing competition that restricts Wisconsin Gas's ability to establish prices to recover specific costs and (2) a significant change in the manner in which rates are set by regulators from cost-based regulation to another form of regulation. SFAS 71 continues to be applicable to Wisconsin Gas in that its rates are approved by a third party regulator and are designed to recover its cost of service. Wisconsin Gas believes its current cost-based rates are competitive in the open market.

Pipeline companies have been allowed to pass through to local gas distributors various costs incurred in the transition to FERC Order No.
636. The PSCW has authorized the recovery through rates of costs that have been passed through to Wisconsin Gas. Although complete assurance cannot be given, it is believed that any additional future transition costs will also be recoverable from customers.


Environmental Matters
---------------------
Wisconsin Gas has identified two previously owned manufactured gas plant sites where it is responsible for environmental remediation. Wisconsin Gas started remediation at one site in the first quarter of 1998 and the work should be completed during 1999. Wisconsin Gas is currently evaluating potential remedial options at the second site. Wisconsin Gas currently anticipates that the costs incurred in the remediation effort will be recoverable from insurers or through rates and will not have a material adverse effect on the Company's liquidity or results of operations.

The manufacturing segment has provided reserves believed sufficient to cover its estimated costs related to contamination associated with its manufacturing facilities.

For additional disclosure regarding environmental matters, see Note 8 of Notes to Consolidated Financial Statements.

Year 2000 Date Conversion
-------------------------
Issues relating to Year 2000 conversion are the result of computer software programs being written using two digits rather than four to define the applicable year. Any of the Company's software programs, computer hardware or equipment that have date sensitive software or embedded chips may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a system failure or miscalculations causing disruptions of operations, including, among other things, a temporary inability to process transactions, send invoices, distribute natural gas, manufacture products or engage in other normal business activities.

The Company has developed a formal plan to ensure that its significant date-sensitive computer software and hardware systems (Information Technology) and other equipment utilized in its various activities (Operating Equipment) will be Year 2000 compliant and operational on a timely basis. The plan addresses all of the Company's locations throughout the world, and includes a review of computer applications that connect elements of the Company's business directly to its customers and suppliers. The plan also includes an assessment process to determine if the Company's significant customers and suppliers will be Year 2000 compliant.

The Company's plan to resolve issues relating to Year 2000 conversion includes four major phases - assessment, remediation, testing, and implementation. To assist the Company in reaching Year 2000 compliance, the Company has retained third party consultants. The Company has substantially completed the assessment phase of its plan for all of its significant Information Technology and Operating Equipment that it believes could be affected by the Year 2000 conversion. Based upon its assessment, the Company concluded that it would be necessary to reprogram and/or replace certain of its Information Technology. The Company also determined that certain of its Operating Equipment would also require modification to ensure it remains operational.

For its Information Technology applications as of December 31, 1998, the Company believes it is approximately 72% compliant on all of its significant systems, and estimates that it will complete software reprogramming and/or replacement in the second quarter of 1999. The Company believes that the Operating Equipment at December 31, 1998 is approximately 64% compliant, and the Company is targeting completion during the second quarter of 1999.

With respect to operations that involve third parties, the Company has made inquiries of its significant customers and suppliers and, at the present time and based on such inquiries, is not aware of Year 2000 issues facing these third parties that would materially impact the Company's operations. However, the Company has no means of ensuring that these customers and suppliers (and, in turn, their customers and suppliers) will be Year 2000 compliant in a timely manner. The inability of these parties to successfully resolve their Year 2000 issues could have a material adverse effect on the Company.

Despite the efforts that the Company has undertaken, there can be no assurances that every Year 2000 related issue will be identified and addressed before January 1, 2000. An unexpected failure as a result of a Year 2000 compliance issue could result in an interruption in certain normal business activities or operations. For that reason, the Company is currently developing contingency plans to address alternatives in the event certain Year 2000 compliance failures occur.

Through December 31, 1998, the Company had spent approximately $3.9 million for Year 2000 remediation. The amount of additional development and remediation costs necessary for the Company to prepare for Year 2000 is estimated to be approximately $0.9 million and is expected to be funded through operating cash flow.

The estimated costs of, and timetable for, becoming Year 2000 compliant constitute "forward looking statements" as defined in the Private
Securities Litigation Reform Act of 1995.


                     Annual Degree Days Bar Chart
                % COLDER (WARMER) THAN 20-YEAR AVERAGE

           1998      1997      1996      1995      1994
         --------  --------  --------  --------  --------
          (16.4)      1.0       6.8      (2.8)     (9.0)


                      International Revenues Bar Chart
                                $ IN MILLIONS
           1998      1997      1996      1995      1994
         --------  --------  --------  --------  --------
         $ 139.5   $ 143.8   $ 140.9   $ 130.2   $ 114.2


                           WICOR Operating Income Bar Chart
                                   $ IN MILLIONS

                     1998      1997      1996      1995      1994
                   --------  --------  --------  --------  --------
Energy             $  43.1   $  59.0   $  64.5   $  58.8   $  44.4
Manufacturing         41.5      35.0      26.2      20.3      22.2
                   --------  --------  --------  --------  --------
Total              $  84.6   $  94.0   $  90.7   $  79.1   $  66.6
                   ========  ========  ========  ========  ========


                   WICOR Return on Average Common Equity Bar Chart
                                  AS A PERCENTAGE

                     1998      1997      1996      1995      1994
                   --------  --------  --------  --------  --------
                     11.3      13.0      12.9      13.1      11.6

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Shareholders and Board of Directors of WICOR, Inc.:

We have audited the accompanying consolidated balance sheets and statements of capitalization of WICOR, Inc. (a Wisconsin corporation) and subsidiaries as of December 31, 1998 and 1997, and the related consolidated statements of earnings, common equity and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of WICOR, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of WICOR, Inc. and subsidiaries as of December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.

Arthur Andersen LLP

Milwaukee, Wisconsin,
January 25, 1999.

                                WICOR, INC.
                     CONSOLIDATED STATEMENT OF EARNINGS
                   IN THOUSANDS, EXCEPT PER SHARE AMOUNTS

                                          YEARS ENDED DECEMBER 31,
                                           1998          1997          1996
                                       ------------  ------------  ------------
Operating Revenues
Energy                                 $   481,489   $   596,262   $   602,685
Manufacturing                              462,694       424,779       409,916
                                       ------------  ------------  ------------
                                           944,183     1,021,041     1,012,601
                                       ------------  ------------  ------------
Operating Costs and Expenses
Cost of gas sold                           295,601       394,101       393,681
Manufacturing cost of sales                329,248       307,160       297,053
Operations and maintenance                 190,674       182,976       187,557
Depreciation and amortization               35,038        33,173        34,355
Taxes, other than income taxes               9,039         9,602         9,244
                                       ------------  ------------  ------------
                                           859,600       927,012       921,890
                                       ------------  ------------  ------------
Operating Income                            84,583        94,029        90,711
Interest expense                           (16,746)      (17,404)      (18,349)
Other income, net                            3,706         1,222         1,114
                                       ------------  ------------  ------------
Income before income taxes                  71,543        77,847        73,476
Income tax provision                        26,048        28,324        26,705
                                       ------------  ------------  ------------
Net earnings                           $    45,495   $    49,523   $    46,771
                                       ============  ============  ============

Per Share of Common Stock*
Basic earnings                         $      1.22   $      1.34   $      1.27
Diluted earnings                       $      1.21   $      1.33   $      1.27
Cash dividends paid                    $      0.87   $      0.85   $      0.83
Average common shares outstanding           37,311        36,950        36,730
Average diluted shares outstanding          37,608        37,239        36,955

The accompanying notes are an integral part of these statements.

                                   WICOR, INC.
                     CONSOLIDATED STATEMENT OF EARNINGS
                   IN THOUSANDS, EXCEPT PER SHARE AMOUNTS

QUARTERLY FINANCIAL DATA (UNAUDITED)

Because seasonal factors significantly affect the Company's operations (particularly at Wisconsin Gas), the following data may not be comparable between quarters:

                                     IN THOUSANDS, EXCEPT PER SHARE AMOUNTS
                                                     QUARTERS:
                                ------------------------------------------------
                                   First       Second       Third       Fourth
                                -----------  -----------  ----------  ----------
1998
----
Operating revenues              $  303,327   $  219,879   $ 172,746   $ 248,231
Operating income                $   42,985   $   13,904   $     797   $  26,897
Earnings available for
     common stock               $   24,963   $    6,024   $  (1,211)  $  15,719
Basic earnings (loss) per
     common share*              $     0.67   $     0.16   $   (0.03)  $    0.42
Diluted earnings (loss)
     per common share*          $     0.66   $     0.16   $   (0.03)  $    0.42

1997
----
Operating revenues              $  349,065   $  221,605   $ 173,342   $ 277,029
Operating income                $   48,879   $   14,427   $     612   $  30,111
Earnings available for
     common stock               $   27,908   $    6,315   $  (2,071)  $  17,371
Basic earnings (loss) per
     common share*              $     0.76   $     0.17   $   (0.06)  $    0.47
Diluted earnings (loss)
     per common share*          $     0.75   $     0.17   $   (0.06)  $    0.46

Quarterly earnings per share may not total to the amounts reported for the year since the computation is based on weighted average common shares outstanding during each quarter.

*Adjusted for a two-for-one stock split in May 1998


                                    WICOR, INC.
                           CONSOLIDATED BALANCE SHEETS

                                                             DECEMBER  31,
                                                      --------------------------
THOUSANDS OF DOLLARS                                      1998          1997
                                                      ------------  ------------
ASSETS
Current Assets:
Cash and cash equivalents                             $    13,383   $    11,810
Accounts receivable, less allowance for doubtful
     accounts of $12,511 and $15,364, respectively        137,321       164,243
Accrued revenues                                           47,483        44,842
Manufacturing inventories                                  86,312        83,431
Gas in storage                                             36,919        41,887
Deferred income taxes                                      17,195        21,531
Prepayments and other                                      15,542        16,924
                                                      ------------  ------------
                                                          354,155       384,668
                                                      ------------  ------------
Property, Plant and Equipment, at cost:
Energy                                                    829,286       801,523
Manufacturing                                             153,381       141,610
                                                      ------------  ------------
                                                          982,667       943,133
Less accumulated depreciation and amortization            535,002       497,239
                                                      ------------  ------------
                                                          447,665       445,894
                                                      ------------  ------------
Deferred Charges and Other:
Regulatory assets                                          59,319        53,910
Goodwill                                                   67,552        65,953
Prepaid pension costs                                      50,011        42,753
Other                                                      36,494        38,154
                                                      ------------  ------------
                                                          213,376       200,770
                                                      ------------  ------------
                                                      $ 1,015,196   $ 1,031,332
                                                      ============  ============


                                    WICOR, INC.
                           CONSOLIDATED BALANCE SHEETS

                                                             DECEMBER  31,
                                                      --------------------------
THOUSANDS OF DOLLARS                                      1998          1997
                                                      ------------  ------------
LIABILITIES AND CAPITALIZATION
Current Liabilities:
Short-term borrowings                                 $   107,653   $   118,900
Current portion of long-term debt                           3,528        43,926
Accounts payable                                           70,000        75,034
Refundable gas costs                                       18,570        24,776
Accrued payroll and benefits                               20,490        18,599
Accrued taxes                                               7,885         9,684
Other                                                      16,526        16,757
                                                      ------------  ------------
                                                          244,652       307,676
                                                      ------------  ------------
Deferred Credits and Other Liabilities:
Postretirement benefit obligation                          60,627        64,323
Regulatory liabilities                                     32,153        36,533
Deferred income taxes                                      49,065        43,975
Accrued environmental remediation costs                    11,215        14,300
Unamortized investment tax credit                           6,357         6,808
Other                                                      19,217        18,987
                                                      ------------  ------------
                                                          178,634       184,926
                                                      ------------  ------------

Commitments and Contingencies (Note 8)

Capitalization (See accompanying statement):
Long-term debt                                            188,470       149,110
Redeemable preferred stock                                      -             -
Common equity                                             403,440       389,620
                                                      ------------  ------------
                                                          591,910       538,730
                                                      ------------  ------------
                                                      $ 1,015,196   $ 1,031,332
                                                      ============  ============

The accompanying notes are an integral part of these statements.

                            WICOR, INC.
                CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                       YEARS ENDED DECEMBER 31,
THOUSANDS OF DOLLARS                              ----------------------------------
                                                     1998        1997        1996
Operations:                                       ----------  ----------  ----------
Net earnings                                      $  45,495   $  49,523   $  46,771
Adjustments to reconcile net earnings to
  net cash flow from operating activities:
    Depreciation and amortization                    54,531      53,740      54,871
    Deferred income taxes                             9,425       4,530      (1,103)
    Net pension/postretirement benefit/(income)      (6,955)     (1,725)      3,133
      Changes in:
        Accounts receivable                          14,292       2,046     (28,641)
        Manufacturing inventories                    (2,881)     (7,463)     (3,590)
        Gas in storage                                4,968      (8,424)     (9,512)
        Other current assets                            623        (464)     (1,167)
        Accounts payable                             (5,033)    (25,975)     32,520
        Refundable gas costs                         (6,206)     (6,769)     (2,802)
        Accrued taxes                                (1,039)      8,561      (6,028)
        Other current liabilities                     2,745      (1,502)      4,225
       Other noncurrent assets/liabilities          (12,965)    (16,754)    (13,261)
                                                  ----------  ----------  ----------
     Cash provided by operating activities           97,000      49,324      75,416
Investment Activities:                            ----------  ----------  ----------
Capital expenditures                                (49,279)    (51,572)    (51,744)
Proceeds from sale of assets                          1,762       3,362       1,249
Acquisitions                                         (7,288)     (2,065)         22
Other, net                                              301         293         285
                                                  ----------  ----------  ----------
     Cash used in investing activities              (54,504)    (49,982)    (50,188)
Financing Activities:                             ----------  ----------  ----------
Change in short-term borrowings                     (14,284)      6,115        (969)
Issuance of long-term debt                           52,828      27,000      10,045
Reduction of long-term debt                         (50,368)    (11,157)     (9,194)
Issuance of common stock                              2,878       2,684       3,345
Dividends paid on common stock                      (32,461)    (31,397)    (30,485)
Other                                                   484         439         434
                                                  ----------  ----------  ----------
     Cash used in financing activities              (40,923)     (6,316)    (26,824)
                                                  ----------  ----------  ----------
Change in Cash and Cash Equivalents                   1,573      (6,974)     (1,596)
Cash and cash equivalents at beginning of year       11,810      18,784      20,380
                                                  ----------  ----------  ----------
Cash and Cash Equivalents at End of Year          $  13,383   $  11,810   $  18,784
                                                  ==========  ==========  ==========
Supplemental Disclosure of Cash Flow Information:
Cash paid during the year for:
   Income taxes, net of refunds                   $  17,847   $  17,315   $  34,669
   Interest                                       $  16,590   $  16,352   $  16,824

The accompanying notes are an integral part of these statements.

                               WICOR, INC.
                CONSOLIDATED STATEMENTS OF CAPITALIZATION

THOUSANDS OF DOLLARS                                  DECEMBER 31,
                                                 ----------------------
                                                    1998        1997
                                                 ----------  ----------
Long-Term Debt
Wisconsin Gas:
  Commercial paper (See Note 6 of Notes to the
    Consolidated Financial Statements)           $  50,000   $       -
  6.6% Notes due 2013                               45,000      45,000
  6.375% Notes due 2005                             65,000      65,000
  First mortgage bonds
    Adjustable rate series, 7.2% and 8.1%,
      respectively, due 1999                             -       2,000
WICOR Industries, Inc.:
  Commercial paper under multi-
    year credit agreements                          17,000      27,000
  Securities loan agreement, 11.75% due semi-
    annually through 2000 (includes unamortized
    bond premium of $550 and $814, respectively)     6,486       6,750
  First mortgage notes, adjustable rate, 4.6%
    to 6.5%, due semi-annually through 2000          3,043         266
  Industrial revenue bonds, 7.84%,
    payable through 2000                               295         830
Unamortized (discount), net                         (1,161)     (1,343)
ESOP loan guarantee                                  2,807       3,607
                                                 ----------  ----------
                                                   188,470     149,110
                                                 ----------  ----------
Redeemable Preferred Stock
WICOR:
  $1.00 par value; authorized 1,500,000 shares           -           -
Wisconsin Gas:
  Without par value, cumulative;
    authorized 1,500,000 shares                          -           -
                                                 ----------  ----------
                                                         -           -
Common Equity:                                   ----------  ----------
  Common stock, $1.00 par value, authorized
    120,000,000 shares; outstanding 37,359,000
    and 18,601,000 shares, respectively             37,359      18,601
  Other paid-in capital                            216,821     232,702
  Retained earnings                                160,937     147,903
  Accumulated other comprehensive income            (7,905)     (5,377)
  Unearned comp. - ESOP and restricted stock        (3,772)     (4,209)
                                                 ----------  ----------
                                                   403,440     389,620
                                                 ----------  ----------
Total Capitalization                             $ 591,910   $ 538,730
                                                 ==========  ==========

The accompanying notes are an integral part of these statements.

                                   WICOR, INC.
                     CONSOLIDATED STATEMENTS OF COMMON EQUITY

                                                                             Unearned
                                                              Accumulated  Compensation
                                         Other                  Other        ESOP and
                                Common   Paid-in   Retained  Comprehensive  Restricted
THOUSANDS OF DOLLARS            Stock    Capital   Earnings     Income         Stock
                              --------- --------- ---------- ------------- ------------
Balance December 31, 1995     $ 18,237  $219,133  $ 113,491  $     (1,593) $    (5,595)
Net earnings                         -         -     46,771             -            -
Other comprehensive income:
  Foreign currency translation       -         -          -         1,474            -
  Minimum pension liability          -         -          -          (485)           -
                              --------- --------- ---------- ------------- ------------
Comprehensive income                 -         -     46,771           989            -
                              --------- --------- ---------- ------------- ------------
Issued in connection with
  employee benefit plans/other     170     4,908          -             -            -
Dividends on common stock            -         -    (30,485)            -            -
ESOP loan payments                   -         -          -             -          908
Issuance of restricted stock         -         -          -             -       (1,208)
Amortization and forfeiture
  of restricted stock                -         -          -             -          773
                              --------- --------- ---------- ------------- ------------
Balance December 31, 1996       18,407   224,041    129,777          (604)      (5,122)
Net earnings                         -         -     49,523             -            -
Other comprehensive income:
  Foreign currency translation       -         -          -        (4,375)           -
  Minimum pension liability          -         -          -          (398)           -
                              --------- --------- ---------- ------------- ------------
Comprehensive income                 -         -     49,523        (4,773)           -
                              --------- --------- ---------- ------------- ------------
Issued in connection with
  employee benefit plans/other     194     8,661          -             -            -
Dividends on common stock            -         -    (31,397)            -            -
ESOP loan payments                   -         -          -             -          800
Issuance of restricted stock         -         -          -             -         (145)
Amortization and forfeiture of
  restricted stock                   -         -          -             -          258
                              --------- --------- ---------- ------------- ------------
Balance December 31, 1997     $ 18,601  $232,702  $ 147,903  $     (5,377) $    (4,209)
                              ========= ========= ========== ============= ============

                                   WICOR, INC.
                     CONSOLIDATED STATEMENTS OF COMMON EQUITY

                                                                             Unearned
                                                              Accumulated  Compensation
                                         Other                  Other        ESOP and
                                Common   Paid-in   Retained  Comprehensive  Restricted
THOUSANDS OF DOLLARS            Stock    Capital   Earnings     Income         Stock
                              --------- --------- ---------- ------------- ------------
Balance December 31, 1997     $ 18,601  $232,702  $ 147,903  $     (5,377) $    (4,209)
Net earnings                         -         -     45,495             -            -
Other comprehensive income:
  Foreign currency translation       -         -          -        (1,405)           -
  Minimum pension liability          -         -          -        (1,123)           -
                              --------- --------- ---------- ------------- ------------
Comprehensive income                 -         -     45,495        (2,528)           -
                              --------- --------- ---------- ------------- ------------
Issued in connection with
  employee benefit plans/other      96     2,781          -             -            -
Two-for-one common stock split  18,662   (18,662)         -             -            -
Dividends on common stock            -         -    (32,461)            -            -
ESOP loan payments                   -         -          -             -          800
Issuance of restricted stock         -         -          -             -         (884)
Amortization and forfeiture of
  restricted stock                   -         -          -             -          521
                              --------- --------- ---------- ------------- ------------
Balance December 31, 1998     $ 37,359  $216,821  $ 160,937  $     (7,905) $    (3,772)
                              ========= ========= ========== ============= ============

The accompanying notes are an integral part of these statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1    Accounting Policies
-----------------------------
A Principles of consolidation The consolidated financial statements include the accounts of WICOR, Inc., and its wholly-owned subsidiaries:
Wisconsin Gas, WICOR Energy Services Company (WESCO), FieldTech and WICOR Industries, Inc. (WICOR Industries), an intermediate holding company for various manufacturing subsidiaries. Intercompany transactions and accounts are eliminated in consolidation.

B Business The Company is a diversified holding company with two principal business groups: energy services and pump manufacturing. Energy services consists primarily of natural gas distribution through Wisconsin Gas, the oldest and largest natural gas distribution utility in Wisconsin. Wisconsin Gas is subject to regulation by the Public Service Commission of Wisconsin (PSCW) and gives recognition to ratemaking policies substantially in accordance with the FERC System of Accounts. At December 31, 1998, Wisconsin Gas served approximately 529,000 customers in 524 communities. The Energy Group accounted for 51% of the Company's 1998 operating revenues and operating income. Through its subsidiary, WICOR Industries, the Company engages in the manufacture and sale of pumps and processing equipment used to pump, control, transfer, hold and filter water and other fluids. The Company's products are used primarily in water system, pool and spa, agriculture, RV/marine and beverage/food service applications. The Company markets its manufactured products in over 100 countries.

C Gas distribution revenues and purchased gas costs Utility billings are rendered on a cycle basis. Revenues include estimated amounts accrued for service provided but not yet billed.

Wisconsin Gas's rate schedules contain provisions which permit the recovery of actual purchased gas costs incurred. The difference between actual gas costs incurred and costs recovered through rates is deferred as a current asset or liability. Subject to the sharing mechanism discussed below, the deferred balance is returned to or recovered from customers at intervals throughout the year and any residual balance at the annual October 31 reconciliation date is subsequently refunded to or recovered from customers.

A GCIM approved by the PSCW in October 1997 became effective on November 1, 1997, for each of the three years ending October 31, 1998, 1999 and 2000. Under the GCIM, Wisconsin Gas's gas commodity and capacity costs are compared to monthly benchmarks. If, at the end of each GCIM year, such costs deviate by more than 1.5% from the benchmark cost of gas, the utility shares such excess or reduced costs on a 50-50 basis with customers. The sharing mechanism applies only to costs between 1.5% and 4% above or below the benchmark. The GCIM provides an opportunity for Wisconsin Gas's earnings to increase or decrease as a result of gas and capacity acquisition activities. Reduced gas costs during the first year under the GCIM have been shared between the Company and its customers.

D Income taxes The Company files a consolidated Federal income tax return and allocates Federal current tax expense or credits to each domestic subsidiary based on its respective separate tax computation.

For Wisconsin Gas, investment tax credits are amortized to income over the applicable service lives of the related properties consistent with regulatory treatment.

E Earnings per common share Effective December 31, 1997, SFAS 128 "Earnings per Share" requires a dual presentation of earnings per share - basic and diluted. Basic earnings per common share has been computed by dividing net earnings by the weighted average number of common shares outstanding. Diluted earnings per share has been computed by dividing net earnings by the weighted average number of common shares outstanding, including the dilutive effects of stock options.

F  Inventories
ENERGY - Substantially all gas in storage inventory is priced using the weighted average method of accounting.

MANUFACTURING - Approximately 61% and 57% of manufacturing inventories, in 1998 and 1997, respectively, are priced using the last-in, first-out (LIFO) method (not in excess of market), with the remaining inventories priced using the first-in, first-out (FIFO) method. If the FIFO method had been used exclusively, manufacturing inventories would have been $7.7 million and $7.9 million higher at December 31, 1998 and 1997, respectively.

G  Plant and depreciation   Gas distribution property, plant and equipment
is stated at original cost, including overhead allocations. Upon ordinary retirement of utility plant assets, original cost plus cost of removal, net of salvage, is charged to accumulated depreciation, and no gain or loss is recognized.

The depreciation of Wisconsin Gas's assets is computed using straight-line rates over estimated useful lives and considers estimated removal costs and salvage value. These rates have been consistently used for ratemaking purposes. The composite rates were 4.4%, 4.3% and 4.5% for 1998, 1997 and 1996, respectively.

Depreciation of manufacturing property is calculated under the straight-line method over the estimated useful lives of the assets (3 to 10 years for equipment and 30 years for buildings) and is primarily included in cost of sales.

H Regulatory accounting Wisconsin Gas accounts for its regulated operations in accordance with SFAS 71, "Accounting for the Effects of Certain Types of Regulation." This statement sets forth the application of generally accepted accounting principles to those companies whose rates are determined by an independent third-party regulator. The economic effects of regulation can result in regulated companies recording costs that have been or are expected to be allowed in the ratemaking process in a period different from the period in which the costs would be charged to expense by an unregulated enterprise. When this occurs, costs are deferred as assets in the balance sheet (regulatory assets) and recorded as expenses in the periods when those same amounts are reflected in rates. Additionally, regulators can impose liabilities upon a regulated company for amounts previously collected from customers and for amounts that are expected to be refunded to customers (regulatory liabilities).

The amounts recorded as regulatory assets and regulatory liabilities in the Consolidated Balance Sheet at December 31 are as follows:

THOUSANDS OF DOLLARS                             1998        1997
                                              ----------  ----------
Regulatory assets:
Postretirement benefit costs (Note 10)        $  36,720   $  39,498
Deferred uncollectible expenses                  19,960      11,056
Income tax-related amounts due from customers     2,295       2,648
Other                                               344         708
                                              ----------  ----------
                                              $  59,319   $  53,910
                                              ==========  ==========
Regulatory liabilities:
Income tax-related amounts due to customers   $  18,058   $  19,725
Unrecognized pension income (Note 10)            10,929      13,780
Other                                             3,166       3,028
                                              ----------  ----------
                                              $  32,153   $  36,533
                                              ==========  ==========

Wisconsin Gas is precluded from discontinuing service to residential customers within its service area during the heating season. Any differences between doubtful account provisions based on actual experience and provisions allowed for ratemaking purposes by the PSCW are deferred and recovered in future rates.

I Cash flows Cash equivalents consist of highly liquid investments which are readily convertible into cash and have maturities of three months or less. Due to the short maturity of these instruments, market value approximates cost.

Beginning in 1995, the Company, through an agent, purchased common stock in the open market for shareholders who elected to reinvest their dividends in common stock.

J  Derivative financial instruments   The Company uses derivative financial
instruments to manage commodity risks associated with the price of natural gas and to manage foreign exchange risks. The Company's policy prohibits the use of derivative financial instruments for trading purposes.

Wisconsin Gas has a commodity risk management program that has been approved by the PSCW. This program allows Wisconsin Gas to utilize call and put option contracts to reduce market risk associated with fluctuations in the price of natural gas purchases and gas in storage. Under this program, Wisconsin Gas has the ability to hedge up to 50% of its planned gas deliveries for the heating season. The PSCW has also allowed Wisconsin Gas to hedge gas purchased for storage during non-heating months. The cost of the call and put option contracts, as well as gains or losses realized under the contracts do not affect net income as they are recovered dollar for dollar under the purchased gas adjustment clause. As of December 31, 1998, Wisconsin Gas had put options covering approximately 33% of the volumes of gas in storage, and call options covering 15% of the expected natural gas purchases for the remainder of the 1998-1999 heating season.

WESCO utilizes gas futures contracts to manage commodity price risk associated with firm customer sales commitments. Unrealized gains or losses on these instruments are deferred and recognized in earnings in the period the sales occurs. As of December 31, 1998, WESCO had natural gas futures contracts with a notional value of $6.6 million. Substantially all of the futures contracts expire in 1999.

Certain manufacturing subsidiaries use foreign exchange futures and forward contracts to hedge foreign exchange exposure resulting from international purchases or sales of products. Gains and losses from open contracts are deferred until recognized as part of the transaction. These contracts were not material.

During 1998 and 1997, WICOR entered into weather insurance agreements to hedge a portion of the impact weather has on Energy Group earnings. Under the agreements, a payment will be made or received if the heating degree days during the heating season fall outside a specific range. The payment is limited to a maximum of $2.0 million per year. At December 31, 1998, the fair value of the agreement entered into for the 1998-1999 heating season was not significant. During 1998, the Company recorded income of $1.2 million in connection with the agreement entered into for the 1997-1998 heating season.

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

Note 2    New Accounting Standards
----------------------------------
In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard No. 133 (SFAS 133), "Accounting for Derivative Instruments and Hedging Activities," effective in the first quarter of 2000. SFAS 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value. The Company is currently evaluating the impact of the provisions of SFAS 133 on its financial statements. The Company does not believe that SFAS 133 will materially increase volatility in earnings and other comprehensive income.

During 1998, the Company adopted Statement of Position No. 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use," which provides guidance on accounting for the costs of computer software developed or obtained for internal use. The impact of adopting this statement on the Company's consolidated financial statements was immaterial.


Note 3    Mergers and Acquisitions
----------------------------------
During 1998, WICOR and its subsidiaries acquired a small municipal water utility, made an additional equity investment in an Italian subsidiary and entered into a joint venture arrangement with an existing Chinese pump manufacturer. Total funds invested as a result of these activities amounted to $7.3 million during 1998.

During 1997, WICOR and its subsidiaries completed four acquisitions. The aggregate purchase price was approximately $10 million and was financed using cash and by issuing 255,676 shares of the Company's common stock. Three of the acquisitions were pump, fluid processing and filtration equipment companies. The fourth acquisition was a utility meter reading and meter installation company.

Each of the acquisitions was accounted for as a purchase and the results of operations of the acquired companies were included in the consolidated financial statements from their respective acquisition dates. The excess of the purchase price over the estimated fair value of net assets acquired has been recorded as goodwill and is being amortized over 40 years.

Note 4    Income Taxes
----------------------
The provision for income taxes differs from the amount of income tax determined by applying the applicable U.S. statutory federal income tax rate to pretax income as a result of the following differences:

                                               YEARS ENDED DECEMBER 31,
                                ----------------------------------------------------
THOUSANDS OF DOLLARS                  1998              1997              1996
                                ----------------  ----------------  ----------------
Statutory U.S. tax rates        $ 25,064   35.0%  $ 27,327   35.0%  $ 25,717   35.0%
State income taxes, net            3,151    4.4      3,383    4.3      3,818    5.2
Other, net                        (2,167)  (3.0)    (2,386)  (3.0)    (2,830)  (3.9)
                                ----------------  ----------------  ----------------
Effective Tax Rates             $ 26,048   36.4%  $ 28,324   36.3%  $ 26,705   36.3%
                                ================  ================  ================

The current and deferred components of income tax expense (benefit) for each of the years ended December 31 are as follows:

THOUSANDS OF DOLLARS                    1998        1997        1996
                                     ----------  ----------  ----------
Current:
  Federal                            $  15,960   $  19,229   $  23,479
  State                                  3,640       4,146       6,022
  Foreign                                1,432         808         752
                                     ----------  ----------  ----------
     Total Current                      21,032      24,183      30,253
                                     ----------  ----------  ----------
Deferred:
  Federal                                3,698       1,836      (2,610)
  State                                  1,262         926        (264)
  Foreign                                   56       1,379        (674)
                                     ----------  ----------  ----------
     Total Deferred                      5,016       4,141      (3,548)
                                     ----------  ----------  ----------
Total Provision                      $  26,048   $  28,324   $  26,705
                                     ==========  ==========  ==========

The components of deferred income tax classified as current assets and long-term liabilities at December 31 are as follows:


THOUSANDS OF DOLLARS                             1998        1997
                                              ----------  ----------
Current deferred income tax assets:
  Recoverable gas costs                       $   7,176   $   9,712
  Deferred compensation                           3,246       3,407
  Inventory                                       2,398       2,421
  Product related/warranty                        1,123       1,254
  Other                                           3,252       4,737
                                              ----------  ----------
                                              $  17,195   $  21,531
                                              ==========  ==========
Long-term deferred income tax liabilities:
  Property related                            $  49,427   $  48,905
  Systems development costs                       5,178       6,993
  Investment tax credit                          (4,205)     (4,503)
  Postretirement benefits                        (8,064)     (9,217)
  Deferred compensation                          (4,019)     (4,042)
  Pension benefits                               14,798      11,033
  Environmental                                  (3,180)     (4,819)
  Other                                            (870)       (375)
                                              ----------  ----------
                                              $  49,065   $  43,975
                                              ==========  ==========

Note 5    Short-term Borrowings and Lines of Credit
---------------------------------------------------
As of December 31, 1998 and 1997, the Company had total unsecured lines of credit available from banks of $266.6 million and $240.0 million, respectively. These borrowing arrangements may require the maintenance of average compensating balances, which are generally satisfied by balances maintained for normal business operations, and may be withdrawn at any time.

During 1997, the Company, and certain subsidiaries, renegotiated their existing revolving credit facilities. Financial covenants under the Company's five-year $115 million credit facilities, which expire in August, 2002, include leverage and interest coverage ratios.

The components of short-term borrowings at December 31 are as follows:

THOUSANDS OF DOLLARS                        1998        1997
                                         ----------  ----------
Notes payable to banks
  Non-U.S. subsidiaries                  $  15,976   $  20,668
  Commercial paper - U.S.                   91,677      98,232
                                         ----------  ----------
                                         $ 107,653   $ 118,900
                                         ==========  ==========

Weighted average interest rates on debt outstanding at end of year:

THOUSANDS OF DOLLARS                        1998        1997
                                         ----------  ----------
Notes payable to banks
  Non-U.S. subsidiaries                        4.6%        5.8%
  Commercial paper - U.S.                      5.7%        5.8%
  Highest month-end balance              $ 107,653   $ 118,900
  Average month-end balance              $  63,480   $  79,701


Note 6    Long-term Debt
------------------------
In January 1999, Wisconsin Gas issued $50 million of 5.5% Unsecured Notes due 2009. The proceeds of this offering were used in part to reduce commercial paper issued in November 1998, in connection with the maturity of $40 million of 7.5% Notes.

Maturities and sinking fund requirements during the succeeding five years on all long-term debt total $3.5 million, $7.6 million, $1.2 million, $18.6 million and $0.4 million in 1999, 2000, 2001, 2002 and 2003.


Note 7    Restrictions
----------------------
On May 7, 1998, the PSCW approved an increase in the amount the Company may invest in nonutility businesses. The new investment limitation permits nonutility investments to constitute up to 60% of the Company's total capitalization. The PSCW also found that the utility does not have to be WICOR's predominant business. The PSCW conditioned the change on the utility maintaining at least a single A bond rating and its continued compliance with the customer service and safety standards included in the PARM order. Failure to comply with these conditions could trigger a reopening of the investment limitation. Under the new investment limitation, the amount available for future nonutility investments at December 31, 1998, was $351.7 million.

The PSCW has established a 13-month average equity ratio range of 43% to 50% for Wisconsin Gas and also requires Wisconsin Gas to request PSCW approval prior to the payment of dividends on its common stock to the Company if the payment would reduce its common equity (net assets) below 43% of total capitalization (including short-term debt). Under this requirement, $41.4 million of Wisconsin Gas's net assets at December 31, 1998, plus future earnings, were available for such dividends without PSCW approval. In addition, the PSCW must also approve any dividends in excess of $16 million for any 12-month period beginning November 1 if such dividends would reduce Wisconsin Gas's 13-month average equity below 48.43% of its total capitalization. Wisconsin Gas paid $6.0 million in dividends in November 1998 and expects to pay $25.5 million in dividends for the 12 months ending October 1999. At December 31, 1998, Wisconsin Gas's equity ratio was 53.2%.

Combined restricted common equity of the Company's subsidiaries totaled $266.7 million under the most restrictive provisions as of December 31, 1998; accordingly, $136.8 million of consolidated retained earnings is available for payment of dividends.


Note 8    Commitments and Contingencies
---------------------------------------
A Gas supply Wisconsin Gas has agreements for firm pipeline and storage capacity that expire at various dates through 2008. The aggregate amount of required payments under such agreements totals approximately $505.9 million, with annual required payments of $105.5 million in 1999, $97.5 million in 2000, $95.6 million in 2001, $93.5 million in 2002 and $74.9 million in 2003. Wisconsin Gas's total payments for firm pipeline and storage capacity prior to recovery from sales of excess capacity were $113.9 million in 1998, $126.6 million in 1997 and $129.6 million in 1996.
The purchased gas adjustment provisions of Wisconsin Gas's rate schedules permit the recovery of gas costs from its customers subject to the GCIM sharing mechanism.

The FERC has allowed ANR Pipeline Company (ANR) to recover capacity and "above market" supply costs associated with quantities purchased from Dakota Gasification Company (Dakota) under a long-term contract expiring in year 2009. Consistent with guidelines set forth in Order No. 636, ANR has allocated 90% of Dakota costs to firm transportation service. Based on its contracted quantities with ANR, Wisconsin Gas is currently paying approximately $100,000 per month of Dakota costs. Transmission costs billed to Wisconsin Gas are being recovered from customers under the purchased gas provisions within its rate schedules.

B  Capital expenditures   Certain commitments have been made in connection
with 1999 capital expenditures. The Energy Group's capital expenditures for 1999 are estimated at $45.3 million. The Manufacturing Group's capital expenditures for 1999 are estimated at $18.7 million.

C  Environmental matters   Wisconsin Gas has identified two previously
owned sites on which it operated manufactured gas plants. Such plants ceased operations prior to the mid-1950's. During 1997, Wisconsin Gas completed a comprehensive review of its potential environmental accrual stemming from these two former manufactured gas plant sites. Significant technological developments, lower unit costs and the recognition of the "brown fields" concept by regulatory agencies all resulted in a reduction of the estimated probable liability for cleanup to $7.9 million. Expenditures over the next three years are expected to total approximately $5 million.

The cleanup estimate discussed above includes the costs of feasibility studies, data collection, soil and groundwater remediation activities and ongoing monitoring activities through 2017. Environmental remediation work for one of the sites was commenced in 1998 and will continue through 1999. Wisconsin Gas is evaluating potential remedial options at the second site. It is reasonably possible that, due to uncertainties associated with defining the nature and extent of environmental contamination, application of laws and regulations by regulatory authorities and changes in remediation technology, the ultimate cost of remediation could change in the future.

Due to anticipated regulatory treatment, changes in the recorded liability do not immediately impact net income. Under the current ratemaking treatment approved by the PSCW, the costs expended in the environmental remediation of these sites, net of any insurance proceeds, would be deferred and recovered from gas customers.

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

In establishing these accruals, management considered (a) reports of environmental consultants retained by the Company, (b) the costs incurred to date by the Company at sites where clean-up is presently ongoing and the estimated costs to complete the necessary remediation work remaining at such sites, (c) the financial solvency, where appropriate, of other parties that are responsible for effecting remediation at specified sites, and (d) the experience of other parties that have been involved in the remediation of comparable sites. The accruals recorded by the Company with respect to environmental matters have not been reduced by potential insurance or other recoveries and are not discounted. Although the Company has and will continue to pursue such claims against insurance carriers and other responsible parties, future potential recoveries remain uncertain and, therefore, have not been recorded as a reduction to the estimated gross environmental liabilities.

The Company periodically reviews its accrued liabilities for such remediation costs as evidence becomes available indicating that its remediation liability has changed. Based on the foregoing and given current information, management believes that future costs in excess of the amounts accrued on all presently known and quantifiable environmental contingencies will not be material to the Company's financial position or results of operations.

D Other The Company is party to various legal proceedings arising in the ordinary course of business which are not expected to have a material effect on the Company's financial position or results of operations.


Note 9    Common Stock and Other Paid-in Capital
------------------------------------------------
In April 1998, the Company's Board of Directors approved a two-for-one split of the Company's common stock to be effected by the distribution of one share for each share outstanding. Such distribution was made on May 29, 1998, to shareholders of record as of the close of business on May 14, 1998. The par value of the additional shares of common stock issued ($1 per share) in connection with the stock split has been credited to common stock and a like amount charged to other paid-in capital. Per share amounts throughout the financial statements and footnotes have been restated.

In connection with stock split, the Company increased its authorized shares of common stock from 60,000,000 to 120,000,000 of which 37,359,413 shares and 37,201,264 shares were outstanding at December 31, 1998 and 1997, respectively. Common stock totaling 8,273,295 shares is reserved for issuance under the Company's dividend reinvestment, stock option and incentive savings plans. In addition 45,661,308 shares are reserved pursuant to the Company's shareholder rights plan.

Under certain circumstances, each right entitles the shareholder to purchase one common share at an exercise price of $37.50, subject to adjustment. The rights are not exercisable until 10 business days after a person or group announces a tender offer or exchange offer which would result in their acquiring ownership of 20% or more of the Company's outstanding common stock, or after a person or group acquires at least 20% of the Company's outstanding common shares. Under certain circumstances, including the existence of a 20% acquiring party, each holder of a right, other than the acquiring party, will have the right to purchase at the exercise price WICOR common stock having a value of two times the exercise price. If, after 20% or more of the outstanding shares of WICOR common stock is acquired by a person or group and the Company is then acquired by that person or group, rights holders would be entitled to purchase shares of common stock of the acquiring person or group having a market value of two times the exercise price of the rights. The rights do not have any voting rights and may be redeemed at a price of $.01 per right. The rights expire on August 29, 1999.

Note 10    Benefit Plans
------------------------
A  Pension and other postretirement benefit plans   The Company provides
defined benefit pension and postretirement benefit plans to employees. Effective January 1, 1998, the Company adopted SFAS 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits." The following provides a reconciliation of benefit obligations, plan assets and funded status of the plans, at December 31, 1998 and 1997.

                                                               OTHER POSTRETIREMENT
                                          PENSION BENEFITS           BENEFITS
                                        ---------------------  ---------------------
THOUSANDS OF DOLLARS                       1998       1997        1998       1997
                                        ---------- ----------  ---------- ----------
Change in benefit obligation
Benefit obligation at January 1         $ 181,018  $ 164,701   $ 105,863  $  99,535
Service cost                                4,014      4,042       1,176      2,102
Interest cost                              12,782     12,742       5,822      6,731
Amendments and settlements                   (943)      (879)    (14,382)         -
Actuarial loss (gain)                      15,733     11,929     (15,913)     1,730
Benefits paid                             (13,975)   (11,517)     (4,266)    (4,235)
                                        ---------- ----------  ---------- ----------
Benefit obligation at December 31         198,629    181,018      78,300    105,863
                                        ---------- ----------  ---------- ----------
Change in plan assets
Fair value of plan assets at January 1    273,871    232,284      54,958     40,846
Actual return on plan assets               14,804     52,446       2,732     11,320
Employer contributions                          -          -       3,948      5,717
Benefits paid from plan assets            (13,270)   (10,868)     (3,187)    (2,925)
                                        ---------- ----------  ---------- ----------
Fair value of plan assets at December 31  275,405    273,862      58,451     54,958
                                        ---------- ----------  ---------- ----------
Funded status of the plans                 76,776     92,844     (19,849)   (50,905)
Unrecognized net actuarial (gain)         (26,734)   (49,161)    (16,223)    (3,890)
Unrecognized prior service cost             2,762      3,900     (26,474)   (13,476)
Unrecognized net transition (asset)        (9,253)   (10,950)      1,919      3,948
                                        ---------- ----------  ---------- ----------
Net amount recognized                   $  43,551  $  36,633   $ (60,627) $ (64,323)
                                        ========== ==========  ========== ==========
Amounts recognized in the
  Consolidated Balance Sheets
    Prepaid benefit cost                $  50,011  $  42,753   $       -  $       -
    Accrued benefit liability              (6,460)    (6,120)    (60,627)   (64,323)
    Additional minimum liability           (3,474)    (2,351)          -          -
    Accumulated other
         comprehensive income               3,474      2,351           -          -
                                        ---------- ----------  ---------- ----------
Net amount recognized                   $  43,551  $  36,633   $ (60,627) $ (64,323)
                                        ========== ==========  ========== ==========
Assumptions as of December 31
Discount rate (weighted average)             6.50%      7.25%       6.50%      7.25%
Expected return on plan assets               9.00%      9.00%       9.00%      9.00%
Rate of compensation increase                4.50%      4.50%       4.50%      4.50%

Net pension (income) costs and other postretirement benefit costs for each of the years ended December 31, include the following components:

                                                         OTHER POSTRETIREMENT
                               PENSION BENEFITS                BENEFITS
                          --------------------------  --------------------------
THOUSANDS OF DOLLARS        1998     1997     1996      1998     1997     1996
                          -------- -------- --------  -------- -------- --------
Service costs             $ 4,014  $ 4,042  $ 4,713   $ 1,176  $ 2,102  $ 2,712
Interest costs on projec-
  ted benefit obligations  12,782   12,742   12,833     5,822    6,731    7,330
Expected (gain) on assets (21,443) (19,884) (19,028)   (5,168)  (4,053)  (3,412)
Amortization of:
  Transition obli-
    gation (asset)         (1,693)  (1,693)  (1,723)        -        -        -
  Prior service cost          195      389      389    (1,384)    (957)    (957)
  Actuarial (gain) loss       (40)    (352)     141    (1,143)    (719)     208
                          -------- -------- --------  -------- -------- --------
                           (6,185)  (4,756)  (2,675)     (697)   3,104    5,881
Amortization of regula-
  tory (liability) asset   (2,851)  (2,851)  (2,851)    2,778    2,778    2,778
                          -------- -------- --------  -------- -------- --------
Net benefit (income)/exp. $(9,036) $(7,607) $(5,526)  $ 2,081  $ 5,882  $ 8,659
                          ======== ======== ========  ======== ======== ========


Pension plans Employer contributions and funding policies are consistent with funding requirements of Federal law and regulations. Commencing November 1, 1992, Wisconsin Gas pension costs or credits have been calculated in accordance with SFAS 87 and are recoverable from customers. Prior to this date, pension costs were recoverable in rates as funded. The cumulative difference between the amounts funded and the amounts based on SFAS 87 through November 1, 1992, is recorded as a regulatory liability and is being amortized as a reduction of pension expense over an eight-year period effective November 1, 1994.

In 1998, the Company's Board of Directors approved certain amendments to the plan for non-represented employees of Wisconsin Gas, effective January 1, 1998. Such amendments change the manner in which benefits accrue and the time at which benefits become payable under the non-represented plan.

Postretirement health care and life insurance   In addition to providing
pension benefits, the Company provides certain health care and life insurance benefits for retired employees when they reach normal retirement age while working for the Company. Wisconsin Gas funds the accrual annually based on the maximum tax deductible amount. Commencing January 1, 1992, Wisconsin Gas postretirement benefit costs have been calculated in accordance with SFAS 106 and are recoverable from customers. The cumulative difference between the amounts funded and the amounts based on SFAS 106 through January 1, 1992, is recorded as a regulatory asset and is being amortized over a twenty-year period effective January 1, 1992.

In 1998, the Company's Board of Directors approved certain amendments to the plan for non-represented employees of Wisconsin Gas, effective January 1, 1998. Such amendments change the manner in which benefits accrue and the time at which benefits become payable under the non-represented plan and impose a limitation on the dollar amount of the employer's share of the cost of covered benefits incurred by a plan participant.

The postretirement benefit cost components for 1998 were calculated assuming health care cost trend rates ranging up to 10% for 1999 and decreasing to 5% in 2004. An increase of one percentage point in the assumed health care cost trend rate in each year would increase the accumulated postretirement benefit obligation as of December 31, 1998, by $3.6 million and the aggregate of the service and interest cost components of postretirement expense by $0.3 million. A corresponding decrease of one percentage point would decrease the accumulated postretirement benefit obligation by $3.1 million and the aggregate of the service and interest cost components of postretirement expense by $0.2 million.

Plan assets are primarily invested in equities and fixed income securities.

B Retirement savings plans Certain of the Company's operating subsidiaries maintain various employee savings plans, which provide employees a mechanism to contribute amounts up to 16% of their compensation for the year. Company matching contributions may be made for up to 5% of eligible compensation including 1% for the Employee Stock Ownership Plan
(ESOP). Total contributions were valued at $1.9 million in 1998 and $1.8 million in 1997 and 1996.

C Employee stock ownership plan In November 1991, WICOR established an ESOP covering non-union employees of Wisconsin Gas. The ESOP funds employee benefits of up to 1% of compensation with Company common stock distributed through the ESOP. The ESOP used the proceeds from a $10 million, adjustable rate loan (5.6% interest rate at December 31, 1998), guaranteed by the Company, to purchase 862,532 shares of WICOR common stock. The Company has extended the adjustable rate loan, with similar terms, until May 31, 2002. The unpaid balance ($2.8 million) is shown as long-term debt with a like amount of unearned compensation reported as a reduction of common equity on the Company's balance sheet.

The ESOP trustee is repaying the loan with dividends on shares of the Company's common stock held in the ESOP and with Wisconsin Gas contributions to the ESOP.

D Stock option plans and restricted stock The Company has a total of 131 employees participating in one or more of its common stock option plans. All options were granted at prices not less than the fair market value on the date of grant and expire no later than eleven years from the date of grant.

                                   1998                1997                1996
                           ------------------  ------------------  ------------------
                                      WTD AVG             WTD AVG             WTD AVG
THOUSANDS OF DOLLARS         SHARES    PRICE     SHARES    PRICE     SHARES    PRICE
                           ---------- -------  ---------- -------  ---------- -------
Outstanding at January 1   1,959,716  $ 15.22  1,560,298  $ 13.38  1,490,100  $ 12.51
  Granted                    744,200  $ 23.61    538,400  $ 19.75    325,400  $ 16.50
  Exercised                 (120,749) $ 13.23   (137,382) $ 12.11   (196,540) $ 11.55
  Canceled                   (21,604) $ 21.13     (1,600) $ 15.66    (58,662) $ 14.69
                           ----------          ----------          ----------
Outstanding at December 31 2,561,563  $ 17.70  1,959,716  $ 15.22  1,560,298  $ 13.38
                           ==========          ==========          ==========

Exercisable at December 31 1,423,174  $ 14.30  1,246,550  $ 13.54  1,077,344  $ 12.36
                           ==========          ==========          ==========
Available for future
  grant at year-end        1,437,984             347,980             893,814
                           ==========          ==========          ==========

SFAS 123, "Accounting for Stock-Based Compensation," became effective for the Company on January 1, 1996. The Company will continue to apply APB Opinion No. 25 and related interpretations in accounting for its stock option plans. As required by SFAS 123, the Company has determined the pro forma information as if the Company had accounted for stock options granted since January 1, 1995, under the fair value method of SFAS 123. The Black-Scholes option-pricing model was used with the following assumptions for 1998, 1997 and 1996, respectively: dividend yields of 3.6%, 4.8% and 5.0%, risk-free interest rates of 5.3%, 5.1% and 5.0%, expected volatility of 15.1%, 15.9% and 16.4%, and an expected option life of 5.64 years for all periods. The weighted average fair value of options granted in 1998, 1997 and 1996 was $3.59, $4.22 and $3.83 per share, respectively. Had compensation cost for the Company's 1998, 1997 and 1996 grants for stock-based compensation plans been determined consistent with SFAS 123, the Company's net income and diluted earnings per common share would have been reduced to the pro forma amounts indicated below:

                                       1998      1997      1996
                                     --------  --------  --------
Net earnings:
  As reported                        $45,495   $49,523   $46,771
  Pro forma                          $44,594   $49,167   $46,557
Diluted earnings per common share
  As reported                        $  1.21   $  1.33   $  1.27
  Pro forma                          $  1.19   $  1.32   $  1.26

Under the Company's 1994 Long-Term Performance Plan (1994 Plan), awards covering up to 3,490,000 shares of common stock may be granted to certain key employees as compensation. The types of awards that may be granted under the 1994 Plan include incentive stock options, nonqualified stock options, stock appreciation rights and restricted stock.

Awards of restricted stock subject to performance vesting criteria have been granted under the 1994 Plan. These awards will vest only if the Company achieves certain financial goals over a three-year performance period beginning in the year of grant. Recipients of restricted stock awards are not required to provide consideration to the Company other than rendering service and have the right to vote the shares and the right to receive dividends thereon. Restricted shares that are forfeited revert to theCompany at no cost.

A total of 142,700 restricted shares (net of cancellations) were issued through 1998. Initially, the total market value of the shares is treated as unearned compensation and is charged to expense over the vesting periods. For both restricted stock and performance option shares, adjustments are made to expense for changes in market value and progress towards achievement of financial goals.

E  Director compensation plan   Effective January 1, 1997, the Company
converted its director compensation plan into a new Deferred Director Compensation Plan (Director Plan) which provides for the payment of the annual retainer and meeting fees using a combination of hypothetical shares of Company common stock (stock units) and cash. A portion of the annual retainer is now paid using stock units. In addition, a director may elect to defer the cash portion of the retainer or meeting fees, or both. The value of each stock unit is equal to the current market price of the Company's common stock. Retirement benefits for active directors were also converted into stock units as of December 31, 1996. Benefits will be paid in cash and Company common stock, at the option of the holder, over varying periods following termination of service. The Company recognized no compensation expense in 1998 and $0.6 million of compensation expense under the Director Plan in 1997.


Note 11    Fair Value of Financial Instruments
----------------------------------------------
The carrying value of cash and cash equivalents, accounts receivable and short-term borrowings approximates fair value due to the short-term maturities of these instruments.

The fair value of the Company's long-term debt is based on the market prices of U.S. Treasury issues having a similar term to maturity, adjusted for the Company's bond rating and present value of future cash flows.

Because Wisconsin Gas operates in a regulated environment, shareholders probably would not be affected by realization of gains or losses on extinguishment of its outstanding fixed-rate debt. Realized gains would be refunded to and losses would be recovered from customers through gas rates. Likewise, any gains or losses on gas commodity instruments used by Wisconsin Gas are refunded to or recovered from customers under the PGAC.

The estimated fair value of WICOR's financial instruments at December 31, is as follows:

                                     1998                     1997
                             CARRYING     FAIR        CARRYING     FAIR
THOUSANDS OF DOLLARS          AMOUNT      VALUE        AMOUNT      VALUE
                            ---------- -----------  ----------- -----------
Cash and cash equivalents   $  13,383  $   13,383   $   11,810  $   11,810
Accounts receivable         $ 137,321  $  137,321   $  164,243  $  164,243
Short-term debt             $ 107,653  $  107,633   $  118,900  $  118,900
Long-term debt              $ 188,470  $  192,412   $  149,110  $  150,159


Note 12    Business Segment Information
---------------------------------------
Effective December 31, 1998, the Company adopted SFAS 131, "Disclosures About Segments of an Enterprise and Related Information" which changes the way the Company reports information about its operating segments.

The Company is a diversified holding company with two principal business segments: an Energy Group responsible for natural gas distribution and related services, and a Manufacturing Group responsible for the manufacture of pumps and processing equipment used to pump, control, transfer, hold and filter water and other fluids.

The Company's reportable segments are managed separately because each business requires different technology and marketing strategies. Most of the businesses were acquired as a unit, and the management at the time of the acquisition was retained. The accounting policies of the reportable segments are the same as those described in Note 1 of Notes to the Consolidated Financial Statements. The Company evaluates the performance of its operating segments based on income from continuing operations. Intersegment sales and transfers are not significant.

Information regarding products and services and geographic areas are not presented as they are not included in measures that are reviewed by the Company.

Summarized financial information concerning the Company's reportable segments is shown in the following table. The other category includes the results of the parent company only and non-regulated energy operations involved in energy and risk management services, automated meter reading and other related services.

                                  ENERGY
                       -------------------------------
THOUSANDS OF DOLLARS   REGULATED   OTHER      TOTAL    MANUFACTURING CONSOLIDATED
                       --------- --------- ----------- ------------- ------------
1998
----
Revenues               $428,562  $ 52,927  $  481,489  $    462,694  $   944,183
Depreciation and
  amortization         $ 40,336  $    134  $   40,470  $     14,061  $    54,531
Net earnings           $ 22,668  $ (1,012) $   21,656  $     23,839  $    45,495
Total assets           $651,492  $ 14,284  $  665,776  $    349,420  $ 1,015,196
Capital expenditures   $ 34,995  $    170  $   35,165  $     14,114  $    49,279

1997
----
Revenues               $536,720  $ 59,542  $  596,262  $    424,779  $ 1,021,041
Depreciation and
  amortization         $ 39,820  $    139  $   39,959  $     13,781  $    53,740
Net earnings           $ 29,335  $    108  $   29,443  $     20,080  $    49,523
Total assets           $683,888  $ 13,780  $  697,668  $    333,664  $ 1,031,332
Capital expenditures   $ 35,017  $    131  $   35,148  $     16,424  $    51,572

1996
----
Revenues               $573,255  $ 29,430  $  602,685  $    409,916  $ 1,012,601
Depreciation and
  amortization         $ 41,111  $     43  $   41,154  $     13,717  $    54,871
Net earnings           $ 32,724  $   (879) $   31,845  $     14,926  $    46,771
Total assets           $718,990  $ 13,418  $  732,408  $    304,948  $ 1,037,356
Capital expenditures   $ 36,586  $     31  $   36,617  $     15,127  $    51,744


SELECTED FINANCIAL DATA   THOUSANDS OF DOLLARS, EXCEPT PER SHARE AMOUNTS

THOUSANDS OF DOLLARS, EXCEPT PER SHARE AMOUNTS
                         1998       1997       1996       1995       1994       1993
                      ---------- ---------- ---------- ---------- ---------- ----------
CONSOLIDATED
Operating Data:
Operating revenues(4) $  944,183 $1,021,041 $1,012,601 $  860,594 $ 867,755  $ 849,528
Net earnings          $   45,495 $   49,523 $   46,771 $   39,527 $  33,174  $  29,313
Common Stock Data:
Basic earnings per
  common share(1)     $     1.22 $     1.34 $     1.27 $     1.16 $    0.99  $    0.91
Diluted earnings
  per share(1)        $     1.21 $     1.33 $     1.27 $     1.16 $    0.99  $    0.90
Cash dividends per
  common share(1)     $    0.870 $    0.850 $    0.830 $    0.810 $   0.790  $   0.770
Book value per
  common share(1)     $    10.80 $    10.47 $     9.96 $     9.42 $    8.57  $    8.24
Balance Sheet Data:
Long-term debt        $  188,470 $  149,110 $  169,169 $  174,713 $ 161,669  $ 165,230
Common equity            403,440    389,620    366,499    343,673   289,918    270,276
                      ---------- ---------- ---------- ---------- ---------- ----------
Capitalization at Y/E $  591,910 $  538,730 $  535,668 $  518,386 $ 451,587  $ 435,506
                      ========== ========== ========== ========== ========== ==========
Total assets Y/E(2)   $1,015,196 $1,031,332 $1,057,652 $1,008,514 $ 930,708  $ 933,726
Other General Data:
Market-to-book ratio
  at year-end (%)            202        222        179        170       165        191
Dividend payout
  ratio (%)(2)(3)           71.4       63.4       65.2       69.5      79.6       82.2
Yield at year-end (%)        4.0        3.7        4.7        5.1       5.6        5.0
Return on average com-
  mon equity (%)(2)(3)      11.3       13.0       12.9       13.1      11.6       11.2
Price/earnings ratio
  at year-end(2)(3)         17.8       17.3       14.1       13.9      14.3       17.3
Price range(1)        $  19-5/8- $16-11/16- $ 15-1/16- $ 13-5/16- $ 12-3/4- $12-13/16-
                      $   25-1/2 $ 23-15/16 $   18-7/8 $  16-7/16 $ 16-5/16 $  16-7/16
Registered share-
  holders at Y/E(5)       21,373     22,312     23,339     27,379    25,017     23,694
Cash flow-operations  $   97,000 $   49,324 $   75,416 $   69,918 $ 103,551 $    3,401
Capital expenditures  $   49,279 $   51,572 $   51,744 $   56,241 $  55,051 $   51,906
Employees at year-end      3,524      3,625      3,475      3,368     3,214      3,222
Debt/equity ratio Y/E      32/68      28/72      32/68      34/66     36/64      38/62
Energy Operations
Operating revenues    $  481,489 $  596,262 $  602,685 $  522,840 $ 556,587 $  574,835
Net earnings          $   21,656 $   29,443 $   32,141 $   27,701 $  18,896 $   19,870
Capital expenditures  $   35,165 $   35,148 $   36,617 $   42,852 $  44,626 $   42,253

SELECTED FINANCIAL DATA   THOUSANDS OF DOLLARS, EXCEPT PER SHARE AMOUNTS

THOUSANDS OF DOLLARS, EXCEPT PER SHARE AMOUNTS
                         1998       1997       1996       1995       1994       1993
                      ---------- ---------- ---------- ---------- ---------- ----------
Utility throughput
 (000'S of dekatherms)
    Residential           40,856     48,433     52,991     49,425    46,369     47,964
    Commercial            17,967     21,922     24,257     21,157    18,598     19,060
    Industrial firm        6,095      8,724     11,078     13,496    14,544     15,246
    Ind. interruptible     3,657      7,277     19,624     31,353    28,217     20,849
    Transported           46,017     42,883     27,578     14,549    11,908     17,408
                      ---------- ---------- ---------- ---------- ---------- ----------
                         114,592    129,239    135,528    129,980   119,636    120,527
                      ========== ========== ========== ========== ========== ==========
Utility customers Y/E    528,963    520,975    512,868    504,746   495,129    485,103
Utility customers
  served per employee        549        534        516        471       419        352
Ave. cost of gas/util-
  ity Dth purchased   $     3.62 $     3.99 $     3.47 $     2.79 $    3.34 $     3.76
Ave. annual residen-
  tial utility bill   $      561 $      701 $      725 $      686 $     719 $      779
Ave. use/utility resi-
 dential customer(Dth)        90        108        120        114       110        116
Degree days                5,865      7,094      7,458      6,836     6,431      6,775
% colder (warmer) than
  20-year average          (16.4)       1.0        6.8       (2.8)     (9.0)      (4.1)
Manufacturing Oper.(2)
Operating revenues    $  462,694 $  424,779 $  409,916 $  337,754 $ 311,168 $  274,693
International/export
  % of total sales            30         34         34         39        37         34
Net earnings(3)       $   23,834 $   20,080 $   14,630 $   11,826 $  14,278 $    9,443
Capital expenditures  $   14,115 $   16,424 $   15,127 $   13,389 $  10,425 $    9,653

SELECTED FINANCIAL DATA   THOUSANDS OF DOLLARS, EXCEPT PER SHARE AMOUNTS

THOUSANDS OF DOLLARS, EXCEPT PER SHARE AMOUNTS
                              1992       1991       1990       1989       1988
                           ---------- ---------- ---------- ---------- ----------
CONSOLIDATED
Operating Data:
Operating revenues (4)     $ 747,409  $ 716,767  $ 696,023  $ 741,218  $ 780,633
Net earnings               $  14,799  $  22,966  $  16,651  $  33,881  $  34,163
Common Stock Data:
Basic earnings
  per common share(1)      $    0.48  $    0.77  $    0.57  $    1.17  $    1.19
Diluted earnings
  per share(1)             $    0.47  $    0.77  $    0.57  $    1.16  $    1.19
Cash dividends per
  common share(1)          $   0.750  $   0.730  $   0.710  $   0.685  $   0.660
Book value per
  common share(1)          $    7.80  $    7.92  $    8.06  $    8.42  $    7.91
Balance Sheet Data:
Long-term debt             $ 164,171  $ 168,366  $ 130,215  $ 122,639  $ 133,034
Common equity                245,287    243,453    237,407    244,351    227,080
                           ---------- ---------- ---------- ---------- ----------
Capitalization at year-end $ 409,458  $ 411,819  $ 367,622  $ 366,990  $ 360,114
                           ========== ========== ========== ========== ==========
Total assets at Y/E(2)     $ 825,774  $ 670,250  $ 651,559  $ 620,548  $ 565,967
Other General Data:
Market-to-book ratio Y/E(%)      175        153        122        148        123
Dividend payout
  ratio (%)(2)(3)               96.1       89.0      117.2       55.0       52.0
Yield at year-end (%)            5.6        6.1        7.3        5.6        6.9
Return on average
  common equity (%)(2)(3)        9.2        9.5        6.8       14.3       15.3
Price/earnings ratio
  at year-end(2)(3)             18.5       15.7       17.2       10.7        8.2
Price range(1)             $11-7/16-  $ 9-5/16-  $  9-1/8-  $9-11/16-  $7-13/16-
                           $13-11/16  $ 12-3/16  $  12-5/8  $12-11/16  $ 10-7/16
Registered shareholders
  at year-end(5)              22,864     18,503     19,463     20,509     21,611
Cash flow from operations  $  37,012  $  50,413  $  10,022  $  94,623  $  73,526
Capital expenditures       $  71,873  $  45,113  $  37,529  $  40,944  $  48,295
Employees at year-end          3,178      3,196      3,152      3,696      3,927
Debt/equity ratio Y/E          40/60      41/59      35/65      33/67      37/63
Energy Operations
Operating revenues         $ 495,415  $ 474,702  $ 455,559  $ 441,477  $ 476,904
Net earnings               $  18,060  $  17,086  $  13,195  $  25,169  $  23,223
Capital expenditures       $  62,125  $  34,473  $  27,978  $  25,813  $  37,148

SELECTED FINANCIAL DATA   THOUSANDS OF DOLLARS, EXCEPT PER SHARE AMOUNTS

THOUSANDS OF DOLLARS, EXCEPT PER SHARE AMOUNTS
                              1992       1991       1990       1989       1988
                           ---------- ---------- ---------- ---------- ----------
Utility throughput (000's
  of dekatherms-MDth)
    Residential               45,905     45,614     43,020     48,154     46,769
    Commercial                17,840     17,861     16,319     18,089     17,012
    Industrial firm           14,488     15,690     15,106     16,915     16,808
    Indus. interruptible      17,388     17,440     16,620      5,475      3,752
    Transported               21,379     19,658     16,565     29,158     29,639
                           ---------- ---------- ---------- ---------- ----------
                             117,000    116,263    107,630    117,791    113,980
                           ========== ========== ========== ========== ==========
Utility customers at Y/E     470,956    460,549    452,906    445,771    439,063
Utility customers
  served per employee            331        323        321        319        311
Average cost of gas per
  utility Dth purchased    $    3.34  $    3.18  $    3.30  $    3.15  $    3.68
Average annual resi-
  dential utility bill     $     712  $     677  $     670  $     758  $     770
Average use per utility
  residential customer(Dth)      115        117        113        129        127
Degree days                    6,683      6,416      6,103      7,382      7,124
% colder (warmer) than
  20-year average               (6.4)     (10.8)     (16.0)       1.5       (2.0)
Manufacturing Operations(2)
Operating revenues         $ 251,994  $ 242,065  $ 240,464  $ 300,156  $ 303,729
International/export sales
  as a % of total sales           34         31         27         24         22
Net earnings(3)            $   4,704  $   5,880  $   3,456  $   8,712  $  10,940
Capital expenditures       $   9,748  $  10,640  $   9,551  $  15,131  $  11,147

(1) Adjusted for a two-for-one stock split effected in May 1998.
(2) Includes continuing operations and discontinued operations up to the year disposition was authorized.
(3) Before effects of 1992 accounting changes.
(4) Includes revenues (in thousands) from discontinued operations from 1988 and 1989 of $63,552 and $56,318, respectively.
(5) Reflects WICOR Plan participants beginning with 1992.